================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                         _______________________________

                                    FORM 20-F

           [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

            [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended October 31, 2001

                                       OR

          [ ] TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                        Commission file number: 000-31305

                              HAEMACURE CORPORATION
             (Exact name of Registrant as specified in its charter)

                                 Not Applicable
                 (Translation of Registrant's name into English)

                                     Canada
                 (Jurisdiction of incorporation or organization)

                           2001 University, Suite 430
                         Montreal, Quebec H3A 2A6 CANADA
                    (Address of principal executive offices)

              Securities registered or to be registered pursuant to
                           Section 12(b) of the Act.
                                      None.

               Securities registered or to be registered pursuant
                          to Section 12(g) of the Act.

                        Common Shares, without par value
                                (Title of Class)

                          Common Share Purchase Rights
                                (Title of Class)

        Securities for which there is a reporting obligation pursuant to
                           Section 15(d) of the Act.
                                      None.

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by this Annual
Report: 28,399,617 Common Shares, without par value, were outstanding as of October 31, 2001.

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                 Yes X       No
                                    ---        ---

     Indicate by check mark which financial statement item the registrant has elected to follow.
                               Item 17 X       Item 18
                                      ---             ---
================================================================================

                                TABLE OF CONTENTS

PART I

         ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

         ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

         ITEM 3.    KEY INFORMATION

         ITEM 4.    INFORMATION ON HAEMACURE

         ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

         ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

         ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

         ITEM 8.    FINANCIAL INFORMATION

         ITEM 9.    THE OFFER AND LISTING

         ITEM 10.   ADDITIONAL INFORMATION

         ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

PART II

         ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

         ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

         ITEM 15.   CONTROLS AND PROCEDURES

         ITEM 16.   [RESERVED]

PART III

         ITEM 17.   FINANCIAL STATEMENTS

         ITEM 18.   FINANCIAL STATEMENTS

         ITEM 19.   EXHIBITS

                              HAEMACURE CORPORATION
                           Annual Report on Form 20-F
                   for the Fiscal Year Ended October 31, 2001


                           FORWARD LOOKING STATEMENTS

     This Annual Report on Form 20-F includes forward-looking statements. You can generally identify these statements because they use words such as "expect", "anticipate", "estimate", "believe", "intend", "may", and other similar expressions. These forward-looking statements relate to, among other things, our future capital needs; our expectations about the markets for our products; regulatory approval and market acceptance of our products; our ability to reach certain regulatory and other timelines and milestones with respect to our products and manufacturing facilities; competitive factors; our ability to attract and retain employees; our ability to develop new products; and protection of our intellectual property. Forward-looking statements reflect our current views regarding future events, and such statements are subject to certain risks, uncertainties, and assumptions. Many factors could cause the actual results, performance, or achievements that may be expressed or implied by such forward-looking statements to vary materially from the expectations described in the forward-looking statements. These factors include the matters described in the "Risk Factors" section of this Annual Report on Form 20-F and elsewhere in this Annual Report on Form 20-F, as well as factors described in the other reports and filings made with regulatory authorities from time to time. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements provide incorrect, actual results may vary materially from those described herein. We do not undertake any obligation to publicly update or revise any forward-looking statements contained in this Annual Report on Form 20-F, whether as a result of new information, future events or otherwise.

                                     PART I

     Unless otherwise indicated, all references in this Annual Report on Form 20-F to "dollars" or "$" are references to Canadian Dollars. Our financial statements are expressed in Canadian Dollars. Except as otherwise noted, certain financial information presented in this Annual Report on Form 20-F has been translated from Canadian Dollars to U.S. Dollars, but such translations should not be construed as representations that the Canadian Dollars represent, or have been or could be converted into, U.S. Dollars at the translated rate or any other rate.

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.  KEY INFORMATION

                         SELECTED FINANCIAL INFORMATION

     The following table sets forth summary financial data and other financial and operating data of Haemacure Corporation ("Haemacure"). The summary financial data for the five years ended October 31, 2001 are derived from the Consolidated Financial Statements of Haemacure which have been audited by Ernst & Young LLP, independent chartered accountants. The data should be read in conjunction with the Consolidated Financial Statements included elsewhere in this Annual Report on Form 20-F.

     Haemacure's Consolidated Financial Statements have been prepared in accordance with Canadian GAAP. In certain respects, Canadian GAAP differs from U.S. GAAP. See "Operating and Financial Review and Prospects" and
Note 17 to Haemacure's Consolidated Financial Statements included elsewhere in this document for a description of material differences between U.S. GAAP and Canadian GAAP as they relate to the Consolidated Financial
Statements of Haemacure and a reconciliation to U.S. GAAP of Haemacure's net losses and balance sheets and cash flow statements items.

                                                        Fiscal Years Ended October 31,
                                           2001         2000         1999         1998         1997
                                           ----         ----         ----         ----         ----
                                         (in thousands of Canadian dollars, except per share amounts)
Statement of Operations Data:

Amounts in accordance with Canadian
   GAAP:
Total Revenues [1]                      $   19,011   $   13,382   $    5,766   $    1,063   $    1,041
Operating Expenses [2]                      24,061       24,709       21,781       14,302        9,620
Loss Before Income Taxes                    (6,071)     (12,288)     (16,853)     (13,631)      (8,664)
Net Loss                                    (6,130)     (12,323)     (16,916)     (13,656)      (8,690)
Net Loss Per Common Share (Basic and    $    (0.24)  $    (0.66)  $    (1.26)  $    (1.24)  $    (0.79)
   diluted)

Amounts in accordance with U.S. GAAP:
Total Revenues [1]                      $   19,011   $   13,382   $    5,766   $    1,063   $    1,041
Operating Expenses [2]                      24,417       24,977       21,458       14,932        9,527
Loss Before Income Taxes                    (6,290)     (12,556)     (16,530)     (14,261)      (8,571)
Net Loss                                    (6,349)     (12,591)     (16,593)     (14,286)      (8,597)
Net Loss Per Common Share (Basic and    $    (0.25)  $    (0.67)  $    (1.24)  $    (1.30)  $    (0.78)
   diluted)

Balance Sheet Data
   (at period end):

Amounts in accordance with Canadian
   GAAP:
Cash and Cash Equivalents               $      530   $    7,073   $    1,421   $    2,493   $    1,166
Temporary Investments                          127        2,168        9,832        9,656       16,470
Working Capital                               (186)       7,912       12,140       11,022       17,368
Total Assets                                31,630       31,850       26,525       29,968       22,814

Long-term Debt                               1,006          951          918          922          935
Other Liabilities                            8,593        7,656       10,162        9,840           --

Share Capital [3]                           87,564       82,564       64,878       49,367       42,110
Deficit                                    (74,671)     (67,753)     (52,472)     (35,556)     (21,900)
Additional paid-in capital                   1,155          830          --           --           --
Shareholders' Equity                    $   14,048   $   15,641   $   12,406   $   13,811   $   20,210
Number of common shares outstanding
(in thousands of shares)                    28,400       24,233       16,009       11,023       10,983

[1] Total revenues include sales and investment income.

[2] Operating expenses are defined as total expenses including cost of sales, less the total of interest on other liabilities, interest on long-term debt, interest on bank indebtedness and other financial expenses.

                                                        Fiscal Years Ended October 31,
                                           2001         2000         1999         1998         1997
                                           ----         ----         ----         ----         ----
                                         (in thousands of Canadian dollars, except per share amounts)
Amounts in accordance with U.S. GAAP:
Cash and Cash Equivalents               $      530   $    7,073   $   1,421    $    2,493   $    1,166
Temporary Investments                          127        2,168       9,832         9,656       16,470
Working Capital                               (186)       7,912      12,140        11,022       17,368
Total Assets                                30,960       31,400      26,343        29,154       22,398

Long-term Debt                               1,006          951         918           922          935
Other Liabilities                            8,593        7,656      10,162         9,840           --

Share Capital [3]                           81,612       77,399      62,672        46,852       39,364
Deficit                                    (69,389)     (63,039)    (50,448)      (33,855)     (19,570)
Additional paid-in capital                   1,155          830          --            --           --
Shareholders' Equity                    $   13,378   $   15,190   $  12,224    $   12,997   $   19,794

[3]   Figure for fiscal 1998 includes share capital, paid-up and not issued, amounting to $7,101,544.

                                 EXCHANGE RATES

     Haemacure publishes its consolidated financial statements in Canadian Dollars. The following table sets forth the exchange rates of the Canadian Dollar to the U.S. Dollar at the end of fiscal years 1997 through 2001, as well as the high, low and average exchange rates for each of such periods. The second table below sets forth the high and low exchange rates for each month during the previous six months, plus additional data. All such rates are expressed in CDN $ to US $1, being the noon buying rates in New York City for cable as certified for customs purposes by the Federal Reserve Bank of New York. On March 31, 2002, US $1.00 equaled CDN $1.60. On February 3, 2003, US $1.00 equaled CDN $1.52.


                                          Year Ended October 31,
                      ----------------------------------------------------------
                          1997        1998        1999        2000        2001
--------------------------------------------------------------------------------
High                     $ 1.41      $ 1.58      $ 1.56       $1.53       $1.59
Low                      $ 1.33      $ 1.40      $ 1.45       $1.47       $1.49
Average (1)              $ 1.38      $ 1.47      $ 1.49       $1.47       $1.54
At end of Period         $ 1.41      $ 1.54      $ 1.47       $1.52       $1.59
____________________
(1) The average of the exchange rates on the last day of each month in the applicable period.


               Month             High during       Low during
                                   month             month
          ----------------------------------------------------------

          October 2001            $1.59             $1.55
          November 2001           $1.60             $1.58
          December 2001           $1.60             $1.56
          January 2002            $1.61             $1.59
          February 2002           $1.61             $1.59
          March 2002              $1.60             $1.58
          July 2002               $1.59             $1.52
          August 2002             $1.60             $1.55
          September 2002          $1.59             $1.55
          October 2002            $1.60             $1.56
          November 2002           $1.59             $1.55
          December 2002           $1.58             $1.55
          January 2003            $1.58             $1.52

                                  RISK FACTORS

     Shareholders and prospective investors in Haemacure should carefully consider each of the following risks and all of the other information set forth in this Annual Report. The risks and uncertainties described below are not the only ones facing Haemacure. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business.

WE HAVE NOT REALIZED AN ANNUAL PROFIT TO DATE.

     We commenced operations in 1991. As of October 31, 2001, we had an accumulated deficit of approximately $75 million. There can be no assurance that we will ever achieve profitable operations. Factors that will influence the timing and amount of our growth and profitability include maintaining and increasing revenue; obtaining necessary regulatory clearance or approvals for our products and the timing thereof; the timing and success of the commercialization of our products; limiting our operating expenses; and controlling research and development expenses. Investors cannot expect to receive a dividend on our Common Shares in the foreseeable future.

OUR BUSINESS IS SUBJECT TO EXTENSIVE REGULATION.

     The manufacture and sale of blood products in the United States and Canada are governed by a variety of statutes and regulations in both countries. These laws require approval of manufacturing facilities, controlled research and testing of products, government review and approval of submissions containing manufacturing, pre-clinical and clinical data in order to obtain marketing approval, which is based on establishing the safety and efficacy of the products for each use sought. The process of obtaining required approvals can be costly and time-consuming. For example, pre-clinical and clinical data can be interpreted in different ways, which could delay, limit or prevent regulatory approval. Negative or inconclusive results or adverse medical events during a clinical trial could cause a clinical trial to be repeated or a program to be terminated. Haemacure typically relies on third-party clinical investigators to conduct its clinical trials and other third-party organizations to perform data collection and analysis and, as a result, may face additional delaying factors outside its control. Product development costs will increase if we experience delays in testing or approvals or if we need to perform more or larger clinical trials than planned. If the delays are significant, our financial results and the commercial prospects for our products will be harmed. There can be no assurance that our current products or any future products will be successfully developed, prove to be safe and effective in clinical trials or receive applicable regulatory approvals, and our failure to obtain those regulatory approvals for our products or for the facilities where our products will be manufactured could have a material adverse effect on our business and results of operations.

     Shareholders should be aware of the risks, problems, delays, expenses and difficulties which may be encountered by us in view of the extensive regulatory environment in which we operate. In particular, bovine components such as aprotinin and thrombin may be subject to review by the regulatory authorities.

OUR RIGHT TO MARKET AND SELL HEMASEEL APR IS SUBJECT TO A LICENSE AGREEMENT WITH BAXTER HEALTHCARE, S.A.

     We acquired rights to Hemaseel APR under license and manufacturing agreements with Baxter Healthcare, S.A. f/k/a Immuno International AG ("Baxter"), as required by a consent order of the United States Federal Trade Commission ("FTC") in connection with the acquisition of Immuno International AG by Baxter International, Inc. The FTC may terminate the license in certain situations, including if Haemacure fails to obtain approval from the United States Food and Drug Administration (the "FDA") before July 28, 2002 to manufacture Hemaseel APR itself, provided that the FTC may extend the license. There can be no assurance that Haemacure will obtain the necessary FDA approval before July 28, 2002, and if not, there can be no assurance that the FTC will extend the license. The termination of the license by the FTC would have a material adverse effect on our business and results of operations.

WE WILL NEED ADDITIONAL FINANCING TO FUND OUR EXPECTED GROWTH.

     We will require additional financing to fund our expected growth. Such funding may come from internally-generated cash flow, from additional equity or debt financing, whether by way of private placement or public offering, through a strategic alliance or from other sources. However, no assurance can be given that such funding will be available.

THERE IS NO GUARANTEE THAT THE MARKET FOR OUR PRODUCTS WILL CONTINUE TO GROW.

     Although we believe that a significant market exists for our products, there can be no guarantee as to the existence or size of such market. We also believe that the market for our products will continue to expand. These assumptions may prove to be incorrect for a variety of reasons, including the failure to obtain regulatory approval with respect to certain of our products or for various applications, competition from other products and the degree of commercial viability of our products.

WE ARE CURRENTLY DEPENDENT UPON A SINGLE PRODUCT AND SINGLE SUPPLIER.

     At present, virtually all of our revenues are derived from the sale of Hemaseel APR. The failure by Haemacure to increase the level of sales of Hemaseel APR could have a have a material adverse effect on its business and results of operations.

     We currently purchase all of our Hemaseel APR from Baxter pursuant to a manufacturing agreement entered into in April 1997. Consequently, we are materially dependent on our supply relationship with Immuno. We have entered into a manufacturing agreement with Bio Products Laboratory ("BPL"), an agency of the British National Blood Authority, providing for the manufacture of fibrin sealant by BPL. However, the BPL manufacturing facility is still under construction, and we do not believe that BPL will be able to supply the product from such facility prior to 2003. If, prior to such time, there is an interruption in the supply of product from Immuno or a loss of the supply relationship, such interruption or loss could have a material adverse effect on our business and results of operations. Additionally, our future business will be materially dependent on upon our relationship with BPL, and the loss of this relationship would likely have a material adverse impact on our future business.

OUR FUTURE PRODUCTS MAY NOT RECEIVE NECESSARY REGULATORY APPROVALS.

     Except for Hemaseel APR, our first fibrin sealant, and our delivery devices, all of our products are in research or preclinical or clinical development, including the frozen formulation of Hemaseel APR and Hemaseel HMN. We have not received marketing approval for any of these other products from the FDA or any other foreign regulatory body. The development and commercialization of new products are highly uncertain, as is the timing associated with these activities. Among other things, potential products that may appear to Haemacure to be promising may not reach the market for a number of reasons, including the possibility that the potential products will be found to be ineffective or to cause harmful side effects during pre-clinical testing or clinical trials, will fail to receive necessary regulatory approvals, will be difficult to manufacture on a commercial scale, will be uneconomical, will fail to achieve market acceptance or will be precluded from commercialization by the proprietary rights of third parties. No assurance can be made that any of our development programs will be successfully completed, that clinical trials will generate anticipated results or will commence or be completed as planned.

WE FACE SIGNIFICANT COMPETITION.

     Many of our current and potential competitors have greater financial, marketing, manufacturing, technical and other resources than Haemacure, and represent significant competition. Many also have entrenched market positions as a result of long-standing relationships with the major purchasers. Our success, if any, will depend in part upon our ability to compete successfully with the existing or new market participants, to continuously improve our products, technologies, and processes and to rapidly develop new products in order to meet the increasing demands of surgeons, hospitals and other customer requirements. Developments by others may render our products or technologies obsolete or noncompetitive, and we may not be able to keep pace with technological developments.

Many of our competitors have developed or are in the process of developing technologies that are, or in the future may be, the basis for products that compete with our own. Some of these products may have an entirely different approach or means of accomplishing the desired effect than our products and may be more effective, more convenient or less costly. In addition, many of these competitors have significantly greater experience than we do in undertaking pre-clinical testing and human clinical trials of blood products, obtaining regulatory approvals of such products and manufacturing them. Accordingly, our competitors may succeed in commercializing products more rapidly than we can. There can be no assurance that we will be able to compete successfully with existing competitors or new competition.

WE MAY NOT BE ABLE TO SUCCESSFULLY MARKET OUR PRODUCTS.

     We commenced selling our fibrin sealant products in June 1998. In order to market our products directly, we have been required to develop a marketing and sales force with technical expertise and with supporting distribution capability. There can be no assurance that our sales or marketing efforts will be successful. To the extent that we rely in part on third parties to market and distribute our products, the commercial success of such products may partly be outside of our control.

WE MAY NOT BE ABLE TO SUCCESSFULLY MANAGE OUR GROWTH.

     We expect that if our efforts are successful, Haemacure will experience a period of rapid growth which could place a significant strain on its resources. If Haemacure is unable to manage growth effectively, operations could be adversely affected.

WE MAY BECOME EXPOSED TO PRODUCT LIABILITY CLAIMS.

     The development, manufacture and sale of our products may expose Haemacure to product liability claims. Although to date no claim has been asserted against Haemacure, there can be no assurance that we will not experience losses due to product liability claims in the future. Although Haemacure currently has general liability insurance and product liability insurance, there can be no assurance that such coverage will be available to us in the future on reasonable terms, if at all. In addition, there can be no assurance that all of the activities encompassed within our business are or will be covered under its policies. We may require additional product liability coverage if we significantly expand commercialization of our products. Such additional coverage is expensive, difficult to obtain and may not be available in the future on acceptable terms, if at all. Any claims or series of claims against Haemacure, regardless of their merit or eventual outcome, could have a material adverse effect on our business, financial condition and results of operations.

WE ARE DEPENDENT UPON KEY PERSONNEL.

     Our future success is based in large part on the quality of our key personnel and, in particular, our executive officers. There can be no assurance that we will be able to retain our current personnel or attract new personnel of equal quality. Certain of the senior officers have entered into employment agreements with Haemacure.

OUR STOCK PRICE MAY EXPERIENCE VOLATILITY.

     Market prices for securities of biotechnology companies such as Haemacure are generally volatile. Factors such as announcements (publicly made or at scientific conferences) of technological innovations, new commercial products, patents, the development of proprietary rights by Haemacure or others, results of clinical trials, regulatory actions, publications, quarterly financial results or public concerns over the safety of biotechnology future sales of securities by Haemacure or by its current shareholders and other factors could have a significant effect on the market price of the Common Shares.

PROTECTING OUR PATENTS AND PROPRIETARY INFORMATION IS COSTLY AND DIFFICULT.

     While we have filed patent applications covering our technology in a number of countries and have been successful in obtaining a certain number of patents, there can be no assurance that all of the applications will lead to grants of patents. Moreover, the complexity of patent laws in various jurisdictions and the significant cost of patent conflicts and patent litigation mean that there can be no assurance that the patents will provide us with a strong and enforceable proprietary position with respect to the technology we utilize. Although we believe that our products and technology do not infringe proprietary rights or patents held by others, there can be no assurance that third parties will not assert infringement claims in the future. In addition, others may have filed patent applications and may have been granted patents or otherwise obtained proprietary rights to technologies potentially useful to Haemacure. The extent to which we may be required to seek licences under patents or other proprietary rights of third parties, and the cost and availability of such licences or rights, is currently unknown. The extent to which we may be required to modify our research and development projects or products by reason of the claimed rights of others is also unknown. Our products and technologies could be subject to claims of infringement of patented or proprietary technology of others. We may not be able to afford the expense of enforcing our proprietary rights, acquiring further rights or defending itself against infringement charges by others.

     In May 2000, Haemacure was advised that an opposition had been filed in the European Patent Office by a third party with respect to Haemacure's "salting out" patent. The opposition claims that the "salting out" process is not patentable due to lack of inventive activity. We have filed an answer to the opposition and are of the view that the opposition, even if successful, would not have a material adverse effect on our operations.

WE FACE POTENTIAL LOSSES DUE TO FOREIGN CURRENCY EXCHANGE RISKS.

     We incur certain expenses, principally relating to salaries and operating expenses, at our Montreal office, in Canadian dollars. All other expenses and revenue are derived in US dollars. As a result, Haemacure is exposed to the risk of losses due to fluctuations in the exchange rates between the United States dollar and the Canadian dollar. Haemacure does not currently engage in hedging activities. We cannot say with any assurance that we will not suffer losses as a result of unfavorable fluctuations in the exchange rates between the United States dollar and Canadian dollar.

ITEM 4.  INFORMATION ON HAEMACURE

     Haemacure Corporation ("we" or "Haemacure") was incorporated on August 19, 1991 pursuant to the Canada Business Corporations Act. Haemacure's principal offices are located at 2001 University, Suite 430, Montreal, Quebec H3A 2A6, Canada. Haemacure's shares have been publicly traded on the Toronto Stock Exchange since June 1996. In 1996, Haemacure created a wholly-owned subsidiary in the United States, Haemacure Corporation ("HAE-US"), under the laws of Delaware, with headquarters in Sarasota, Florida for the purpose of distributing and marketing Haemacure's products.

Overview

     Haemacure is a leader in the development, marketing and sale of surgical sealants and related medical devices for the acute surgical wound management market. In order to serve this market, Haemacure has focused on the development and the commercialization of its proprietary and licensed fibrin sealants and surgical devices for use in a broad range of applications. Fibrin sealant is a tissue sealant comprised of fibrinogen and thrombin extracted from human plasma. It is used in surgical procedures to arrest bleeding and as an adjunct to wound healing. Fibrin sealants have been used in Europe and Japan for more than a decade and were approved in 1998 for sale in the United States. Based on independent market studies conducted by Frost & Sullivan, Haemacure estimates that the annual U.S. market for fibrin sealants could grow to as much as US $100-150 million by 2003. Haemacure's sales in the U.S. for the fiscal year ended October 31, 2001, were Cdn. $18.9 million (approximately US $12.3 million).

         Haemacure believes that it is a leader in the surgical sealant market because it is the first company (along with Baxter) to market an FDA-approved fibrin sealant product (called Hemaseel APR) in the United States.

Additionally, pursuant to new arrangements with ZLB Bioplasma AG entered into in March 2002, Haemacure is currently in the process of developing a next generation fibrin sealant product known as Hemaseel HMN, and Haemacure is also at the forefront of developing efficient and diverse methods for delivering surgical sealants in multiple surgical modalities. Haemacure is one of only a handful of companies, especially in the U.S., which is dedicated primarily to the development, marketing and sale of surgical sealants and their delivery devices.

     Haemacure currently has four primary products either being marketed or under development. They are:

     o Hemaseel APR. Hemaseel APR is the first fibrin sealant marketed by Haemacure. Haemacure acquired a license for the product in 1997 from Immuno at the time of the acquisition of Immuno by Baxter. Hemaseel APR is an effective hemostatic agent capable of arresting bleeding, with the necessary mechanical strength to attach tissues together and to last through the first phase of the body's healing process. Hemaseel APR contains two human blood components, fibrinogen and thrombin, which form the essential part of a blood clot, and a third component, aprotinin, which acts as an anti-fibrinolytic agent. An "anti-fibrinolytic agent" is a protein inhibitor that slows the degradation of the fibrin clot, which is the blood clot that forms when fibrinogen and thrombin are combined

     o Hemaseel APR (FF). Hemaseel APR (FF), Haemacure's second fibrin sealant product being developed by Haemacure (under license from Baxter), is a frozen formulation of Hemaseel APR delivered by way of pre-filled syringes. The FDA application for Hemaseel APR (FF) was submitted in 2002, and product approval is anticipated in 2004. Haemacure believes that Hemaseel APR (FF) will be significantly easier for surgeons to use than Hameaseel APR. Because the unfrozen version of Heemaseel APR is delivered in freeze-dried vials, the unfrozen version requires reconstitution, which consists of adding various solutions and buffers to the product prior to use. The reconstituted liquid must then be transferred into syringes. However, because Heemaseel APR (FF) is delivered in pre-filled syringes, no reconstitution steps or preparation other than thawing are necessary.

     o Hemaseel HMN. Haemacure's third fibrin sealant is Hemaseel HMN, an all-human proprietary product. Haemacure believes that Hemaseel HMN may be more appropriate than Hemaseel APR in certain applications, such as neurosurgery, because Hemaseel APR contains aprotinin, which is a bovine-derived product. The Hemaseel HMN process uses epsilon-amino-caproic acid (EACA) during the manufacturing process to eliminate undesireable plasminogen from the fibrin sealant. The use of EACA, instead of tranexamic acid or aprotinin, differentiates Haemacure's proprietary fibrin sealant technology from other fractiation methods by providing better purity, production yields and an enhanced viral safety profile. Haemacure is currently in the process of transferring this technology to a new contract manufacturer, and considering the clinical/trials necessary to bring this to market. Haemacure anticipates FDA approval for Hemaseel HMN in 2006.

     o Hemaseel Thrombin. Haemacure is also developing Hemaseel Thrombin, an all-human plasma-derived topical hemostat used to arrest bleeding during surgical procedures. At present, commercially available therapeutic thrombin products are bovine-derived; Haemacure believes that the introduction of a human thrombin product, such as Hemaseel Thrombin, would provide significant clinical advantages. Haemacure anticipates FDA approval for Hemaseel Thrombin in 2006.

     Haemacure also acts as the exclusive outside sales and marketing representative for Pharmacia Corporation's Gelfoam product in North America. Gelfoam is a hemostatic agent used in a wide variety of surgical procedures. Gelfoam is a gelatin-based product with a high factor of absorbance and is applied when profuse bleeding occurs at a surgical site. Gelfoam does not possess adhesive properties, but when combined with fibrin sealant or thrombin it acts as a biological patch to the bleeding surface.

     In addition to the foregoing, Haemacure also continues to develop and market delivery devices. Haemacure expects that its HemaMyst aerosol delivery system, which Haemacure launched in the United States during 2000, will complement Haemacure's proprietary HemaSyst delivery device, a double-syringe applicator also currently marketed in the United States.

     Haemacure has offices in Montreal, Quebec and Sarasota, Florida and laboratories in Kirkland, Quebec. As of October 31, 2001, Haemacure had 43 employees.

The Wound Management Market

     Different types of wounds vary in severity and require a particular wound care technique, which may change as healing progresses. These wounds can be classified in four categories: surgical wounds, burn wounds, chronic wounds and trauma wounds. Surgical wounds are caused intentionally during surgical procedures. Burn wounds are generally regarded as the most complex and serious type of skin wound. Chronic wounds (such as diabetic ulcers) are generally associated with a systemic problem in the patient. Trauma wounds are generally incurred as a result of an accident or injury. There are generally two segments to the wound management market: wound closure (acute surgical wound care products) and wound healing (therapeutics). Haemacure is involved primarily in the wound closure market.

Wound Closure

     According to Frost & Sullivan, the annual market for wound closure products in the United States was approximately US $1.4 billion in 1998 and is projected to grow to more than US $2 billion annually by 2005. Wound closure products are used to close either surgical or trauma wounds. These products generally fall into four basic categories: sterile tapes/strips; sutures/surgical gut; mechanical devices (such as staplers); and surgical sealants, including fibrin sealants.

Tissue Sealants: Fibrin Sealants

     Fibrin sealants are biological products used to control bleeding, seal air and fluid leaks, and strengthen tissue bonding in surgical wound closure procedures. Fibrin sealants are also used to promote wound healing. Fibrin sealant applications include general and abdominal surgery, ophthalmic surgery, neurosurgery, ear, nose and throat surgery, plastic maxillo-facial and dental surgery, thoracic and cardiovascular surgery, trauma, orthopedics, urology, gynecology and obstetrics. Management estimates that approximately 3.5 million procedures annually in the United States could potentially benefit from the use of fibrin sealants or other tissue sealants.

     Fibrin sealants have become an accepted tool in many fields of surgery. In Europe and Japan, where fibrin sealants have been used extensively for more than a decade, fibrin sealants have proved valuable in certain conventional surgical techniques, including the following:

     o partial hepatectomy (removal of a portion of the liver);

     o end-to-end anastomosis (connecting vessels and/or organs together);

     o cardiovascular by-pass surgery (by-pass of a blocked coronary blood vessel);

     o pneumostasis in partial lobectomy (suppression of air leaks in the lungs in the course of partial lung removal); and

     o minor bronchopleural fistulae (suppression of air leaks in the bronchus).

     Fibrin sealants have also increased pre- and post-operative safety and made new therapeutic approaches possible. Fibrin sealants reduce suturing requirements, and in some instances can be used instead of suturing. The action of the fibrin sealant simulates the last step of the physiological process of coagulation and, depending on its applications, can arrest bleeding and close the wound, thus reducing the amount of blood required in transfusions.

     Fibrin sealants have the following advantages when compared to traditional wound closure products such as sutures or staples:

     o they are highly effective as hemostatic and adhesive agents;

     o they consist of human biological components, which are naturally resorbed by the body;

     o they can serve as carriers for the release of antibiotics and other therapeutic agents; and

     o they can reduce the need for blood transfusions and speed the healing process.

     As a result of these advantages, fibrin sealants can reduce hospitalization time and provide cost savings to patients, hospitals and health management organizations.

     The use of fibrin sealants is well established in Europe and Japan, having been available in these markets for more than a decade. However, fibrin sealant products were not available for sale in the United States until May 1998, when Hemaseel APR and a competing fibrin sealant were approved by the FDA. Haemacure believes that the fibrin sealant market has the potential for rapid growth, enhanced by increased awareness on the part of surgeons and the development of second-generation sealants and delivery devices that allow faster and more effective application and reduced training times for surgeons.

     Due to the fact that FDA approval of fibrin sealants is a recent development, a number of surgeons in the United States continue the practice of creating a fibrin glue during surgery by mixing cryoprecipitate with a high concentration of bovine thrombin. "Cryoprecipitate" consists of precipitate blood proteins obtained after thawing frozen blood plasma, and "bovine thrombin" consists of thrombin derived from the plasma of a cow. The resulting fibrin glue is commonly referred to as "home brew." The risks associated with this procedure include potential viral infections which may be caused by using cryoprecipitate that has not undergone anti-viral treatment, and immunological reactions which may be caused by the bovine thrombin which is mixed with the cryoprecipitate. In a small percentage of cases, surgeons will use autologous plasma cryoprecipitate, that is, one obtained from the patient's own blood. Autologous plasma cryoprecipitate constitutes an improvement by reducing the risk of viral infections; however, the use of autologous plasma cryoprecipitate in preparing fibrin glue requires sophisticated equipment, complex and time-consuming preparation and yields a low performance tissue adhesive that is often unreliable and non-reproducible. Haemacure believes that Hemaseel APR and other fibrin sealants which may receive FDA approval have the potential to successfully replace the current forms of cryoprecipitate, due to the fact that they combine safety, reliability and ease of use.

Arterial Puncture Closure (including PCTA closure)

     Another important potential market for fibrin sealants is arterial puncture closures, including percutaneous transluminal coronary angioplasty ("PCTA") closures. A PCTA procedure is an angioplasty procedure under which the catheter is inserted into the femoral artery located in the groin area. As reported by Stephens Inc., percutaneous insertion of catheters and various treatment systems have created a substantial need for a fast, cost-effective method to stem bleeding following a PCTA procedure. In 1998, there were approximately 7.5 million PCTA procedures annually worldwide. Stephens Inc. further reports that it believes the market for PCTA puncture sealing devices will prove to be one of the first significant surgical sealant markets, with annual revenue potential in excess of US $900 million.

     Puncturing a large artery like the femoral artery, which is required as part of a PCTA procedure, creates a serious bleeding problem. Stemming blood flow is frequently hampered by the use of anti-coagulant therapies that are routinely part of any therapeutic coronary procedure. The predominant method of sealing these puncture wounds is pressure, which can be applied manually (for example, by a nurse clamping down on the site, sometimes for hours), or mechanically with sandbags or clamps. The objective is to form a blood clot to close the puncture site. The entire process can last four to eight hours and is one of the most unpleasant and time-consuming aspects of any coronary angioplasty procedure. Haemacure believes that fibrin sealants can speed the sealing process and reduce its cost.

Adhesion Prevention Agents

     Adhesion prevention agents represent another potential market for fibrin sealants. Adhesions are a type of scar that form an abnormal connection between two parts of the body, which may result in severe clinical problems. Haemacure believes that the adhesion prevention segment of the surgical sealant market is potentially larger than the tissue sealant segment. Frost and Sullivan report that the United States market for adhesion prevention products is expected to grow to US $51.8 million by 2003. Fibrin sealant as an adhesion prevention agent can prevent unwanted binding of two tissues after surgery, which causes hyperthropic scarring; that is, the growth of scar tissue. By way of example, in spinal surgery, the membrane covering the spinal cord must remain separated.

     With its dedication to the development of new sealant preparations and delivery devices, which are designed to make the application of fibrin sealants easier and more effective, Haemacure believes that it is well positioned to take advantage of the potential growth in the United States fibrin sealant market.

Proprietary Technology

     The main components of fibrin sealants are fibrinogen and thrombin, which are extracted from human blood plasma. Haemacure has developed a patented process to extract fibrinogen and thrombin from human plasma, resulting in Haemacure's fibrin sealant proprietary technology. This patented process allows a more gentle separation and purification of proteins, which may produce a higher quality fibrin sealant. Haemacure believes that this differentiates its fibrin sealant technology from other fractionation methods. Haemacure's fibrin sealant proprietary technology led to the development of Hemaseel HMN.

     Haemacure's technology incorporates two anti-viral treatments evaluated by third-party laboratories: (i) a chemical solvent detergent to inactivate lipid-containing, enveloped viruses; and (ii) a terminal thermal processing on the finished product. This technology has resulted in products demonstrating a high level of safety with no adverse events reported in pre-clinical animal studies and human clinical studies. To Haemacure's knowledge, all other commercially-produced fibrin sealants are submitted to only one type of anti-viral treatment.

     One of the distinguishing features of the fibrin sealant resulting from Haemacure's proprietary technology, such as Hemaseel HMN, is that it does not contain aprotinin, a bovine-derived fibrinolytic protein inhibitor. The two current FDA-approved fibrin sealants, including Hemaseel APR, contain aprotinin. Aprotinin slows the conversion of plasminogen to plasmin; plasmin has the effect of degrading blood clots created by the sealant. Fibrin sealants containing aprotinin are better suited for certain surgeries, such as cardiopulmonary bypass surgery, while fibrin sealants without aprotinin are more appropriate for other surgeries, such as neurosurgery. Haemacure's proprietary technology removes plasminogen from its fibrinogen matrix component by using EACA. As a result, Hemaseel HMN will be free of the bovine-derived aprotinin.

     Haemacure's proprietary technology also provides a product that Haemacure believes is superior as a delivery agent for incorporation with other biomaterials, growth factors or drugs. See "Current Products and Product Development - Hemaseel HMN". Haemacure intends to broaden its position in the wound management market by combining its proprietary technology with other proven technologies.

     Haemacure's proprietary technology produces quantities of human thrombin which surpass the amounts required to produce fibrin sealant. Haemacure intends to take advantage of this thrombin production to develop and market a human plasma-derived thrombin product. See "Current Products and Product Development - Hemaseel Thrombin."

Current Products and Product Development

Hemaseel APR

     Hemaseel APR is the first fibrin sealant marketed by Haemacure. Haemacure acquired a license for the product in 1997 from Immuno at the time of the acquisition of Immuno by Baxter. Hemaseel APR is an effective hemostatic agent capable of arresting bleeding, with the necessary mechanical strength to attach tissues together and to last through the first phase of the body's healing process. Hemaseel APR contains two human blood components, fibrinogen and thrombin, which form the essential part of a blood clot, and a third component, aprotinin, which acts as an anti-fibrinolytic agent. An "anti-fibrinolytic agent" is a protein inhibitor that slows the degradation of the fibrin clot, which is the blood clot that forms when fibrinogen and thrombin are combined.

     While fibrin sealants have been commercially available in Europe and Japan for more than a decade, Hemaseel APR and a competitive product marketed by Baxter became the first fibrin sealants marketed in the United States, following their approval by the United States Food and Drug Administration (the "FDA") in the spring of 1998. Based on the demonstration of safety and efficacy in controlled clinical trials, Hemaseel APR has been approved by the FDA for use for hemostasis in surgeries involving cardiopulmonary by-pass and in treatment of injuries to the spleen caused by abdominal trauma, as well as in sealing of colostomy closures.

     Hemaseel APR is sold in a kit consisting of four vials, two of which are lyophilized (freeze-dried), and a syringe assembly. The first vial contains fibrinogen at a concentration of 100 mg/ml. The second vial contains thrombin at a concentration of 500 international units (IU) for each ml of fibrinogen. The third vial contains aprotinin at a concentration of 3,000 KIU per ml. The fourth vial contains calcium chloride, which is mixed with the thrombin. The thrombin converts the fibrinogen into a fibrin matrix which has hemostatic sealing and adhesive properties. The aprotinin acts as an anti-fibrinolytic agent to slow the degradation of the blood clot by reducing the fibrinolysis activity of the plasminogen.

     Hemaseel APR is applied in a simple manner. By way of example, in cardiac by-pass surgery, after the surgeon joins the arteries, Hemaseel APR is sprayed by the surgeon over the suture line to prevent bleeding when the heart is restarted. Typically, a nurse will prepare the Hemaseel APR during the surgery. This involves the reconstitution of the product and loading of the double-syringe applicator through which Hemaseel APR is sprayed. The reconstitution and loading of the applicator requires approximately 10 minutes. Once reconstituted and loaded in the applicator, Hemaseel APR is stable at room temperature for approximately four hours. Hemaseel APR can be applied in less than five minutes and polemerizes or clots within two minutes.

     The use of Hemaseel APR has been demonstrated to reduce blood loss during surgery and the need for additional blood transfusions after surgery. Post-surgery blood transfusions are common in the case of cardiopulmonary by-pass surgery and may require several units of blood. A unit of blood (250 ml) used in a transfusion can cost up to US $600. In contrast, the cost paid by a hospital for Hemaseel APR is approximately US $100 per ml, and a surgeon will use approximately 3.5 ml of fibrin sealant per by-pass. Clinical studies demonstrate that, on average, when fibrin sealant is used in cardiopulmonary by-pass procedures, the patient will generally need fewer units of blood as compared to a by-pass without the use of fibrin sealant. A blood transfusion also frequently causes chills, fever, and allogenic and immune reactions on the part of the patient, which may necessitate prolonged hospitalization. Consequently, in addition to the direct clinical benefits provided by fibrin sealant, the use of fibrin sealant involves cost savings, both in terms of the savings associated with using fewer units of blood, as well as in terms of the savings associated with shorter hospitalization. There are some 800,000 cardiopulmonary by-pass surgeries in the United States each year.

     Cardiopulmonary by-pass surgery is an FDA-approved application for Hemaseel APR. Haemacure believes that Hemaseel APR can be beneficial in numerous other surgical applications. Many surgeons have published or presented their experience with Hemaseel APR in a wide variety of surgeries, such as mastectomies or gynecological procedures, at the discretion of the surgeon. This is referred to as "off-label use." In mastectomies, Hemaseel APR is used as a sealant to reduce the accumulation of serous fluid after dissection for carcinoma in the breast. Prior to the approval of fibrin sealant, surgeons used conventional methods, such as suction and the placement of drains to prevent fluid accumulation. Drains are uncomfortable for the patient, causing pain and limited arm movement. They also carry the risk of infection because the drain serves as a portal for bacterial entrance into the body. Local application of fibrin sealant has been shown to significantly reduce the accumulation of total drainage and enable earlier post-operative drain removal.

     There are approximately 185,000 modified radical mastectomies performed each year in the United States. Haemacure expects that approximately 5 ml of Hemaseel APR would be used for this type of procedure. Based on examples such as this, Haemacure intends to seek FDA approval for several other hemostatic sealing and adhesion prevention applications for Hemaseel APR. These applications could include surgical specialties such as obstetrics and gynecology, ear, nose and throat (ENT), burns and plastic surgery.

     Haemacure believes that Hemaseel APR can be used for PCTA closure procedures. In these procedures, Hemaseel APR will be combined with, and reinforced by, the patient's own blood clot forming at the puncture site. Approximately 0.5 ml of Hemaseel APR will be needed to seal a PCTA puncture wound, at a cost to a hospital of approximately US $60; the fibrin sealant will be applied through a specially designed delivery device to be developed in the future that will fit into a PCTA introducer.

     Surgeons are currently conducting independent studies to show the efficacy of Hemaseel APR as an adhesion prevention agent. Haemacure hopes that these studies will broaden awareness among surgeons with respect to the potential of Hemaseel APR as an adhesion prevention agent.

     The shelf life of Hemaseel APR is two years from the date of manufacture. The product is batch-dated for expiration, and it is rendered obsolete several months before the expiration date because hospitals will not use short-dated product.

     Sales of Hemaseel APR have increased each quarter since its launch by Haemacure in June 1998. During the fiscal year ended October 31, 2001, Haemacure sold Hemaseel APR to more than 900 accounts in the United States and recorded sales of Cdn. $17.6 million. Haemacure's short-term objective is to increase sales of Hemaseel APR through marketing initiatives designed to increase the visibility of Hemaseel APR in the United States surgical community and to educate and train surgeons and operating room nurses on the uses and benefits of the product.

Hemaseel APR (FF)

     When Haemacure and Immuno entered into license and manufacturing agreements in 1997, Haemacure acquired the rights to Immuno's frozen formulation of fibrin sealant, which Haemacure has named Hemaseel APR (FF). Hemaseel APR (FF) is identical to Hemaseel APR, except that Hemaseel APR (FF) is delivered in pre-filled frozen syringes rather than lyophilzed (freeze-dried) vials, which require reconstitution and loading of the applicator. The Hemaseel APR (FF) pre-filled frozen syringe is kept in a freezer prior to use and thaws at room temperature in approximately ten minutes. Haemacure believes that Hemaseel APR
(FF) will be easier for surgeons to use than Hameaseel APR. Because the unfrozen version of Heemaseel APR is delivered in freeze-dried vials, the unfrozen version requires reconstitution, which consists of adding various solutions and buffers to the product prior to use. The reconstituted liquid must then be transferred into syringes. However, because Heemaseel APR (FF) is delivered in pre-filled syringes, no reconstitution steps or preparation other than thawing are necessary.

     Frozen formulation fibrin sealants are already used in a number of European countries; according to a December 1998 report by Medical Data International Inc., in those countries where the frozen product is available, it is used by more than 95% of fibrin sealant applications and is priced at a premium of 10% to 15% over the price of the lyophilized product. Haemacure believes that the introduction of Hemaseel APR (FF) in the United States will speed market acceptance and use of fibrin sealants, as Hemaseel APR (FF) is easier for surgeons to use, requiring no preparation other than thawing. An application for approval of frozen formulation fibrin sealant was submitted to the FDA by Baxter (on its and Haemacure's behalf) in 2002. Haemacure intends to launch Hemaseel APR (FF) immediately after FDA approval, expected in 2004. After approval, production of the product will take another 4-6 months before Haemacure will be in a position to market the product in the United States.

     As Hemaseel APR (FF) is currently under submission with the FDA, its shelf life has not yet been established.

     In 1999, Haemacure entered into an agreement with BPL, an agency of the British National Blood Authority, pursuant to which BPL will manufacture Hemaseel APR and Hemaseel APR (FF) for Haemacure (see "Manufacturing--Hemaseel APR and Hemaseel APR (FF)," below). Haemacure expects that the BPL manufacturing facility, which is located in Elstree, England, will be operational in 2002 and that Haemacure will receive FDA approval to market Hemaseel APR manufactured there in 2004. Until that time, Baxter will continue to supply Haemacure with Hemaseel APR and Hemaseel APR (FF).

Hemaseel HMN

     Hemaseel HMN is an all-human fibrin sealant produced using Haemacure's proprietary fibrin sealant technology. Hemaseel HMN is comprised of fibrinogen and thrombin, without bovine-derived aprotinin.

     Hemaseel HMN is delivered in a kit format, containing lyophilized clotting protein concentrates in vials, and ancillaries (syringes, needles). If Hemaseel HMN receives regulatory approvals for commercialization, then Haemacure intends to sell Hemaseel HMN in 1, 2 and 5 ml quantities. The kit consists of four vials. The first vial contains the fibrinogen matrix that is reconstituted with sterile water contained in an ancillary vial. Thrombin contained in a third vial is reconstituted with calcium chloride contained in an ancillary vial. The reconstituted products are then mixed through a double syringe assembly immediately prior to application to the recipient surface. The liquid fibrin sealant resulting therefrom is a viscous (i.e., syrupy) solution with strong hemostatic and tissue-sealing properties.

The following are key features of Hemaseel HMN:

     o it is comprised solely of human proteins, without animal-derived components;

     o it undergoes viral inactivation through the use of two validated anti-viral treatments;

     o tensile strength is achieved with a reduced concentration of fibrinogen, thus potentially enhancing the rate of wound healing;

     o reconstitution is achieved within ten minutes at room temperature; and

     o it has a shelf life after reconstitution of at least six hours and up to 24 hours.

     Hemaseel HMN does not contain aprotinin, as plasminogen is removed from the fibrinogen in the manufacturing process. Aprotinin is therefore not required to slow the breaking of the clot caused by plasminogen. Further, Hemaseel HMN achieves the same or greater tensile strength as Hemaseel APR with a lower concentration of fibrinogen. This makes Hemaseel HMN more suitable for the delivery of therapeutic drugs. The higher purity and lower concentration of fibrinogen in Hemaseel HMN reduces the affinity or bond between the drug and the fibrinogen protein, which permits the extended release and/or targeted delivery of the drug.

Hemaseel HMN (FF)

     Similar to Hemaseel APR (FF), Haemacure is also in the process of developing a frozen formulation of Hemaseel HMN, which is currently produced in a freeze-dried vial formulation for clinical trials.

     The following table sets out certain key features, targeted applications and regulatory and market status of Hemaseel APR and Haemacure HMN:


---------------------------------- ----------------------------------------- ---------------------------------------------
   Description                           Hemaseel APR                              Hemaseel HMN
---------------------------------- ----------------------------------------- ---------------------------------------------
Product Specification              Fibrinogen 75-115 mg/ml                   Fibrinogen 60mg/ml
                                   Thrombin 500 U.I./ml                      Thrombin 500 U.I./ml
                                   Aprotinin 3,000 KIU
---------------------------------- ----------------------------------------- ---------------------------------------------
Preparation                        Freeze-dried vials                        Freeze-dried vials
                                   Warmer/stirring device (37o C)
---------------------------------- ----------------------------------------- ---------------------------------------------
Method of Application              Double-syringe applicators                Double-syringe applicators
                                   Various catheters
                                   Aerosol spray
---------------------------------- ----------------------------------------- ---------------------------------------------
Regulatory Status                  Approved by the FDA - May 1998            Phase II: United States, Europe
                                                                             BLA filing: expected in 2003
---------------------------------- ----------------------------------------- ---------------------------------------------
Clinical Applications              Approved:                                 Clinical Studies:
                                   Cardiovascular by-pass                    expected to start in 2004
                                   Spleen repair surgery
                                   Colostomy closures
---------------------------------- ----------------------------------------- ---------------------------------------------
Characteristics                    Hemostatic agent, sealant                 Hemostatic agent, sealant
---------------------------------- ----------------------------------------- ---------------------------------------------
Other Potential                    Abdominal surgery                         Neurosurgery (spine and cranial)
Indications                        Mastectomies                              PCTA
                                   PCTA                                      Ear, nose and throat procedures
                                   Adhesion prevention                       Drug delivery
                                                                             Adhesion prevention
---------------------------------- ----------------------------------------- ---------------------------------------------
Market                             United States only                        Worldwide
---------------------------------- ----------------------------------------- ---------------------------------------------
New Formulations                   Hemaseel APR (FF)                         Hemaseel HMN (FF)
Regulatory Filing                  July 2002                                 Expected in 2006
---------------------------------- ----------------------------------------- ---------------------------------------------

Gelfoam

     Pursuant to an agreement entered into in February 2001 between Haemacure and Pharmacia Corporation, Haemacure acts as Pharmacia's exclusive outside sales and marketing representative for Pharmacia's Gelfoam product in the United States. Gelfoam is a gelatin-based hemostatic product used in a wide variety of surgical procedures, with a high factor of absorbance, and is applied when profuse bleeding occurs at a surgical site. Gelfoam does not possess adhesive properties but, when combined with fibrin sealant or thrombin, it acts as a biological patch to the bleeding surface. Revenues to Haemacure for sales of Gelfoam products for the year ending October 31, 2001, were $667,000.

Hemaseel Thrombin

     Hemaseel Thrombin is a purified human plasma-derived enzyme, obtained through the conversion of prothrombin using Haemacure's proprietary technology. Thrombin is used on its own as a topical hemostat to arrest bleeding during surgical procedures, and is often used in a combination of passive hemostats, such as gelatin and collagen-based products. In addition, when combined with fibrinogen, thrombin makes fibrin sealant.

     At present, therapeutic thrombin products are sold primarily in the United States. These products are bovine-derived and the plasma from which such products is derived is not screened for the detection of viruses and does not undergo any viral inactivation treatment. The introduction of a human thrombin, such as Hemaseel Thrombin, could provide significant clinical advantages by reducing coagulopathy (creation of specific antibodies against the patient's own coagulation factors), immunological reactions and the potential for cross-species disease transmission. To Haemacure's knowledge, there is only one manufacturer of bovine thrombin in the United States. Based on reported sales of Jones Medical, Inc., the only manufacturer of thrombin in the United States, and Frost & Sullivan 2002 report, Haemacure believes the market for thrombin in the United States in 2003 could reach US $75 million.

     In addition to the current market, Haemacure believes that human thrombin would be an attractive product for other emerging sealant companies, such as Cohesion Technologies, Inc., Fusion Medical Technologies, Inc., and

Harvest and Vascular Solutions; these companies sell biomaterial-based products mixed or activated with bovine thrombin.

     Haemacure's believes that its preliminary discussions with the FDA show that the FDA is favorably disposed to a human-derived thrombin. The safety of Hemaseel Thrombin has already been demonstrated in the Phase I and Phase III clinical studies of Hemaseel HMN. Haemacure anticipates developing a clinical protocol that will compare the efficacy of Hemaseel Thrombin to bovine thrombin.

Delivery Devices

     Haemacure believes that the development of fibrin sealant delivery devices is a critical factor to its long-term success, due to the fact that effectiveness and ease of use are important elements in market acceptance of fibrin sealants in surgical applications. In general, delivery devices are products that are used by surgeons to apply fibrin sealant on various surgical sites. In addition to educating surgeons as to the benefits of using fibrin sealants, Haemacure is striving to provide them with increasingly efficient and diverse methods of delivering Hemaseel APR. In this regard, Haemacure negotiated a development and supply agreement with micromedics, inc., an established supplier of medical devices to the cryoprecipitate or "home brew" market, to address general and niche surgical applications, with a view to expanding the use of Haemacure's products. Haemacure's current delivery devices include:

     o Duploject equivalent. Duploject is the delivery device which is included in the Hemaseel APR kit. As part of the license agreement with Baxter, Haemacure licenses the rights and assets relating to the Duploject delivery device, other than right to the trademark "Duploject." Baxter currently supplies Duploject to Haemacure, pursuant to a separate supply agreement, until such time as Haemacure obtains approval for its equivalent device.

     o HemaSyst. Haemacure also offers a delivery device marketed under the trademark HemaSyst. The HemaSyst delivery device consists of a double-syringe applicator that comes with several alternative tip attachments. The use of the attachments is determined by the requirements of the particular surgical procedure being performed. The HemaSyst tip attachments include:

          o long or short metal needles to reach various body cavities;

          o double or triple barrel flexible tubing that can be inserted into a trocar; and

          o a manual spray attachment that is used to spray fibrin sealant onto the resected surfaces of internal organs such as the liver or kidneys.

     The HemaSyst delivery system offers a number of advantages, such as specialized delivery options to meet specific surgical requirements, tips that keep solutions separate in order to prevent clogging, and a removable plunger link to ensure an accurate solution ratio. The system also includes two proprietary spray devices, malleable or formable cannula shafts, and a rigid laparascopic attachment. Because of its adaptability, HemaSyst can be used in a wide variety of surgeries.

     o HemaMyst. To facilitate ease of delivery of solutions in certain surgical applications, Haemacure has also developed an aerosol surgical application system, which it markets under the trademark HemaMyst. The HemaMyst device was cleared for marketing by the FDA in April 2000, and it became available to customers in the U.S. in August 2000. The HemaMyst device consists of a specifically designed double-syringe assembly with a uniquely designed tip having an inlet port allowing gas (air) to propel two non-homogenous fluids in an aerosol form.

     The following table sets out the current stage of development of each of Haemacure's fibrin sealant products and delivery devices:

-------------------------------------------------------------------------------------------------------------------------
                                    Current Products and Product Development
                             Development                                Estimated
                               Stage            Clinical Status        FDA Approval               Distribution
                               -----            ---------------        ------------               ------------
Biologics/Sealants
Hemaseel APR                  Completed          Completed                Approved            Direct/distributors
Hemaseel APR (FF)             Completed          Completed                Q3 2004             Direct/distributors
Hemaseel HMN                  Completed          Phase II studies         2006                Direct/distributors
Hemaseel Thrombin.            Completed          Human safety             2006                Multiple partners
                                                 completed
Delivery Devices
Duploject (licensed)          Completed          Not applicable           Cleared             Direct/distributors
Duploject equivalent          Pilot production   Not applicable           Q3 2004             Direct/distributors
HemaSyst                      Completed          Not applicable           Cleared             Direct/distributors
HemaMyst                      Completed          Not applicable           Cleared             Direct/distributors
----------------------------- ------------------ -------------------- ----------------------- ---------------------------

Manufacturing

     Haemacure's strategy is to have its fibrin sealant components and delivery device systems produced by experienced manufacturers. Haemacure generally attempts to accomplish this by contract or through strategic manufacturing and marketing alliances.

Hemaseel APR and Hemaseel APR (FF)

     The fibrinogen and thrombin in Hemaseel APR come from pooled human plasma that meets all applicable United States regulatory standards. Products made from human plasma may contain infectious agents such as viruses. To minimize risk, the Hemaseel APR manufacturing process includes an integrated series of procedures designed to assure the highest possible level of viral safety. Only plasma from United States donors collected at United States-licensed plasma collection centers is used, and rigorous donor screening and testing procedures are followed to exclude plasma that may contain infectious agents. Furthermore, the manufacturing of Hemaseel APR includes steps that remove and/or inactivate viruses, including a special two-step vapor heat treatment for virus inactivation. After more than five million applications internationally of an earlier version of Hemaseel APR, there were no cases of viral transmission. Since the introduction of the current version of Hemaseel APR in the United States, there similarly have been no reported cases of viral transmission.

     At the current time, all of Haemacure's Hemaseel APR is supplied by Baxter under a manufacturing agreement entered into in April 1997. See "License Agreements and Corporate Alliances--Hemaseel APR." Consequently, Haemacure is currently materially dependent on Baxter, and a loss of the supply relationship with Baxter at the current time would likely have a material adverse impact on the business of Haemacure. The Baxter facility at which all of Haemacure's fibrin sealant is manufactured is not required to be ISO 9000 compliant, although the facility must be, and is, approved by the FDA's Center for Biologics Evaluation Review. The facility has the appropriate Biological License Approval and the accompanying Certificate of Good Manufacturing Practices.

     In March 2000, the British government gave final approval to the manufacturing agreement entered into by Haemacure and BPL in 1999 and a final version of the agreement was signed. Pursuant to the agreement, BPL will manufacture and supply Hemaseel APR and Hemaseel APR (FF) to Haemacure. In addition, BPL will assist Haemacure in transferring the technology for Hemaseel APR and Hemaseel APR (FF) from Baxter to BPL's facility in Elstree, England, near London. BPL is an agency of the British National Blood Authority and an experienced plasma fractionator.

     The term of the manufacturing agreement between Haemacure and BPL is five years, commencing on the date of initial FDA licensing of the product manufactured by BPL. Haemacure is responsible for the purchase of all equipment and is required to pay BPL for time and material necessary to redesign and construct the manufacturing section in its current facility. The manufacturing agreement provides for a timeline and budget relating to the preparation of the facility for manufacturing the product. Haemacure is obligated to pay all actual costs of BPL incurred in connection with BPL's pre-manufacturing services, including employee time, supplies, equipment, and subcontracting work, plus a service fee equal to 15% of the fees for the man-hours incurred on BPL's pre-manufacturing services.

     The construction of the manufacturing facility was completed in January 2002 and a three-step qualification process is now underway. The first two steps, involving validating and testing all manufacturing equipment, have been completed. The product is currently entering the third and last step, process qualification. This step consists of manufacturing three Hemaseel APR product validation lots to be used in the FDA required clinical trials, as part of the regulatory approval process. This step is estimated to cost approximately $3 million, is scheduled to begin during the second quarter of 2002 and is currently anticipated to be completed in the third quarter of 2003. Haemacure expects to receive FDA approval to market Hemaseel APR manufactured at the Elstree facility in 2004. However, no assurance can be given that BPL and Haemacure will meet this timeline. The future business of Haemacure will be materially dependent upon its relationship with BPL, and the loss of this relationship would likely have a material adverse impact on Haemacure's business.

     Once BPL commences the manufacture of the product, the price for the Hemaseel APR will be $37.25 per ml, which can be adjusted provided that minimum purchases are exceeded, product mix changes, or other factors occur. Haemacure is required to purchase a minimum amount of the product for three (3) years based on the use of 50,000 liters of plasma per year utilized in the manufacturing process.

     As of October 31, 2001, Haemacure has paid Cdn $15,145,051 (approximately US $9,532,384) to BPL in connection with BPL's performance of pre-manufacturing services. Moreover, Haemacure anticipates that a total of approximately 1.9 million British Pounds (approximately Cdn. $4.3 million and US $2.7 million) will be paid to BPL for the construction of the manufacturing facility and the provision of pre-manufacturing services. Haemacure intends to fund these amounts through its cash flow and from public offering proceeds that have already been set aside for this purpose.

     Haemacure believes that the manufacturing agreement with BPL is a significant milestone for Haemacure and provides it with the following benefits:

          o allows Haemacure to take control of the manufacturing of Hemaseel APR and meet its obligations under the Hemaseel APR license agreement;


          o provides Haemacure with a second exclusive manufacturing source for its fibrin sealants at one of the few fractionation facilities in the world;

          o provides Haemacure with cost savings of several million dollars, in comparison to the cost of building an entirely new manufacturing facility; and

          o once the facility is operational, Haemacure will be able to make independent applications to the FDA for approval for new uses of Hemaseel APR and Hemaseel APR (FF).

     Haemacure intends to replace Baxter's thrombin process with its own proprietary thrombin process, thereby reducing manufacturing costs.

Hemaseel HMN

     The pilot studies and clinical trials for Hemaseel HMN were originally funded and managed by ZLB Central Laboratory Blood Transfusion Service SRC (Swiss Red Cross) ( "ZLB") under a June 1999 licensing agreement with Haemacure. At that time, ZLB also made an equity investment in Haemacure of US $9.8 million (Cdn. $14.6 million) , as a result of which ZLB became Haemacure's largest shareholder. Under the licensing agreement, ZLB acquired the right to market Hemaseel HMN (under a different trademark) in exchange for ZLB's commitment to fund and manage the regulatory approval process for Hemaseel HMN in the United States and Europe, including the completion of Phase III clinical trials, and ZLB was to receive a 5% royalty on all future products derived from this technology and manufactured by ZLB.

     In September 2000, CSL Limited ("CSL"), a leading international plasma fractionator based in Melbourne, Australia, acquired the plasma fractionation business of ZLB through ZLB Bioplasma AG, a wholly-owned subsidiary of CSL ("ZLB Bioplasma"). As a result, ZLB Bioplasma assumed the 1999 agreements between ZLB and Haemacure. ZLB Bioplasma determined that continuing the Hemaseel HMN project conflicted with other projects it planned for the future, and at the same time Haemacure desired to take a more active and controlling role in the commercialization of the Hemaseel HMN technology. Accordingly, Haemacure and ZLB Bioplasma decided to terminate the 1999 agreements.

     On March 1, 2002, Haemacure entered into a new licensing agreement with ZLB Bioplasma. The new licensing agreement provides that:

     o ZLB Bioplasma will pay Haemacure Cdn. $12.7 million in cash over a one year period;

     o Haemacure will take over responsibility for the manufacturing of the Hemaseel HMN product, at a location to be determined, as well as the clinical studies and registration of products based on the Hemaseel HMN technology;

     o ZLB Bioplasma will transfer to Haemacure of all technology possessed by ZLB Bioplasma related to Hemaseel HMN as well as certain specialized manufacturing equipment;

     o ZLB Bioplasma will make cash payments of Cdn. $7.1 million to Haemacure when and if Haemacure reaches certain milestones towards the manufacturing of Hemaseel HMN; and

     o ZLB Bioplasma will receive a 3% royalty on all net revenues received by Haemacure on the sale of Hemaseel HMN fibrin sealant for a period of ten years after commercialization.

     Haemacure is currently investigating options to establish a dedicated Hemaseel HMN manufacturing facility where the technology may be more fully exploited.

     The production of the fibrinogen and thrombin components of Hemaseel HMN involves their isolation and purification from human-sourced plasma. Each donated plasma unit is screened by the plasma supplier, prior to shipment, for the possible presence of viral markers. For the North American market, Haemacure will purchase plasma from FDA-approved suppliers and then ship the plasma to ZLB for processing. On a worldwide basis, approximately 25 million liters of plasma are collected each year, far exceeding Haemacure's plasma requirements for the production of Hemaseel HMN. The fibrinogen and thrombin will be recovered from the plasma using the patented process developed by Haemacure. The manufacturing process includes two separate and validated methods for the clearance and inactivation of a wide variety of viruses.

     The following table sets out certain of the manufacturing features of Hemaseel APR and Hemaseel HMN. The purpose of the table is merely to compare the manufacturing features of the two products, and the assumptions set forth in the chart are not based on any sales projections of Haemacure.

---------------------------------- ----------------------------------------- --------------------------------------------------
           Description                           Hemaseel APR                                  Hemaseel HMN
---------------------------------- ----------------------------------------- --------------------------------------------------
Raw Material                       Source plasma (human)                     Sourced plasma (human)

Cost of Raw Material               Approximately $120 per liter              Approximately $120 per liter

Intermediate Material              Cryoprecipitate                           No intermediate step
---------------------------------- ----------------------------------------- --------------------------------------------------
Production Yield (per liter)       Fibrinogen: 6 to 9 doses of 1 ml          Fibrinogen: 20 to 25 doses of 1 ml

                                   o   Each ml contains 75-115 mg/ml         o  Each ml contains 60mg/ml
                                                                                Thrombin: 25,000 NIH units
                                   Thrombin: obtained from separate
                                      source                                 o  Each 60 mg of fibrinogen requires 500
                                   Aprotinin: obtained from separate            NIH units of thrombin
                                      source
                                                                             o  20 doses of fibrinogen from a liter of
                                                                                plasma requires 10,000 units of thrombin

                                                                             o  15,000 NIH units are discarded or
                                                                                available to produce Hemaseel Thrombin
---------------------------------- ----------------------------------------- --------------------------------------------------
Formulation Kit                    Freeze-dried vials                        Freeze dried vials
                                   1.0 ml, 2.0 ml., 5.0 ml kits              1.0 ml, 2.0 ml., 5.0 ml kits
---------------------------------- ----------------------------------------- --------------------------------------------------
Viral Inactivation                 o   Vapor heat (two-steps)                o  Solvent detergent

                                                                             o  Dry heat
---------------------------------- ----------------------------------------- --------------------------------------------------
Manufacturer                       Baxter, Austria                           To be determined
                                   BPL, England (commencing 2002)
---------------------------------- ----------------------------------------- --------------------------------------------------

HemaSyst

     The HemaSyst delivery system is manufactured for Haemacure by micromedics, inc. at its facilities in Minnesota. The manufacturing agreement was signed in March 1999. The facility used by micromedics in the manufacture of the HemaSyst system is ISO 9000 compliant.

     Under the manufacturing agreement with micromedics, micromedics is obligated to manufacture and supply all of Haemacure's requirements of certain micromedics devices. This agreement provides that certain of these devices will be marketed under Haemacure's trademarks, including the HemaSyst trademark. The agreement includes customary terms and conditions, warranties, indemnification obligations, and responsibilities regarding regulatory matters and labeling. The agreement also enables the parties to develop future products in collaboration with one another. The contract is for an initial three-year term, which automatically renews for successive one-year terms unless notice to the contrary is given by either party at least 120 days in advance.

HemaMyst

     HemaMyst is manufactured for Haemacure by third parties located in the United States and Austria. There is no formal manufacturing agreement between the parties; when the product is needed, Haemacure issues purchase orders referencing agreed specifications. This arrangement provides Haemacure with security of supply with minimal capital outlay. There are a number of other potential suppliers of this product, and Haemacure is not dependent upon this manufacturer. This manufacturer is ISO 9000 compliant.

Sales, Marketing and Distribution

     Hemaseel APR is currently distributed in the United States through a combination of its direct sales force and independent distributors. As of October 31, 2001, Haemacure had a direct sales force consisting of 18 employees. Their primary responsibility is to increase sales within their territory by implementing Haemacure's educational programs and working with surgeons in operating rooms. They are also responsible for the sale of the Gelfoam product line. Haemacure's direct sales employees are based in major metropolitan cities in the United States and report to one of two regional managers.

     In addition, Haemacure also sells in secondary metropolitan markets in the United States through 17 independent sales organizations. These distributors provide a total of 55 additional sales representatives selling Hemaseel APR and allow Haemacure to ensure complete national coverage in the United States. To assist customers in using Hemaseel APR, Haemacure has retained the services of five new registered nurses, bringing the total of clinical nurse specialists under contract to 11. These specialists are located in major cities and focus their efforts on helping customers understand product reconstitution and application.

     Haemacure utilizes UPS Logistics, Inc. f/k/a Livingston Healthcare Services Inc. in Dallas, Texas ("UPS Logistics"), an affiliate of United Parcels Corporation, to warehouse and distribute Hemaseel APR. UPS Logistics is FDA licensed for biologic products and provides safe and rapid delivery to customers.

     Haemacure has implemented the following marketing and educational programs designed to educate medical professionals:

     Haemacure Educational Resource Centre (HERC). The program responds to inquiries from surgical professionals regarding the clinical application of fibrin sealants in specific surgical procedures. For fiscal 2001, the program responded to approximately 400 physician requests, bringing the total to more than 1000 since its inception in 1999.

     Haemacure Regional Speaker Programs (HRSP). This program provides physicians for case presentations during "Grand Rounds" held in major institutions or for national, regional and local surgical society meetings. These physicians serve as "advocates" for fibrin sealant. The number of programs tripled in 2001. Since its inception in 2000, the HRSP has been important to Haemacure in achieving its growth targets.

     Clinical grants and programs. This program is designed to support independent clinical studies on the use of fibrin sealants. It aims to build a body of clinical knowledge specific to Hemaseel APR by publishing abstracts, scientific posters and clinical papers in leading medical journals. The program also supports outcome studies demonstrating the cost benefits of using Hemaseel APR.

     Commercial and scientific conventions. This program is designed to significantly increase awareness of Hemaseel APR and Haemacure in the commercial and scientific communities. Haemacure participated in some 50 surgical professional society meetings during its 2001 fiscal year. Ancillary scientific programs conducted at major national society meetings were supported by advertising in society journals.

     Haemacure also continued to strengthen its commitment to nursing education by pursuing its Nursing Continuing Education Program. In 2001, Haemacure organized and sponsored this program on 40 occasions. Over the past two years, this program has allowed Haemacure to provide Continuing Education Unit credits to more than 2000 nurses at over 100 hospitals.

     For markets outside the United States, given the existing end-user knowledge of fibrin sealants, Haemacure believes that the use of third-party distributors is appropriate. As a result, Haemacure intends to enter into distribution agreements for the sale of its products in specific geographic areas, such as Europe, Japan and Southeast Asia.

Licensing Agreements and Corporate Alliances

Hemaseel APR

     In April 1997, Haemacure entered into license and manufacturing agreements with Immuno whereby Haemacure acquired the rights to market Immuno's fibrin sealant in the United States. The agreements with Immuno result from a consent order entered into between the United States Federal Trade Commission (the "FTC") and Baxter. The consent order required Baxter to license the rights to make, use and sell the Immuno fibrin sealant Tisseel in the United States to a viable competitor (such as Haemacure) as a condition of the FTC's approval of Baxter's acquisition of Immuno. At the time of Baxter's proposed acquisition of Immuno, Baxter's product Surgiseal and Immuno's product Tisseel were believed to be the only two fibrin sealants ready for FDA approval, an anti-competitive situation deemed unacceptable by the FTC. Subsequent to the agreement with Haemacure, approval of Baxter's fibrin sealant product, Surgiseal, was delayed at the FDA, and has yet to be approved in the United States or elsewhere. After successful negotiations with Baxter, the license and manufacturing agreements between Haemacure and Immuno were approved by the FTC in July 1997. Pursuant to the FTC consent order, the FTC appointed a trustee to oversee compliance by Baxter and Haemacure with the terms of the license and manufacturing agreements and Baxter's compliance with the terms of the consent order.

     Pursuant to the license agreement, Haemacure received a perpetual license to make, use, sell, develop and import all assets relating to Immuno's fibrin sealant product then before the FDA for approval. The assets include eight patents, trade secrets, know how, clinical data, production information, quality assurance data and FDA-related information and all rights and assets to the frozen formulation of Immuno's fibrin sealant product as ultimately approved by the FDA. The license also provides Haemacure with full rights to reference Immuno's Biologics License Application before the FDA. Pursuant to the license agreement, Baxter retained the right to do itself all things that it licensed to Haemacure. Baxter, however, cannot license the subject assets to third parties for a period of four years from the date of the license agreement. Haemacure has the right to sub-license the assets to third parties if Haemacure makes a one-time payment of US $8 million to Baxter. Pursuant to the license agreement, Baxter agreed to: (i) retain the viability and marketability of the Hemaseel APR assets, including patent maintenance and infringement defense; (ii) prevent the deterioration or impairment of the manufacturing facilities of the fibrin sealant; and (iii) assist Haemacure in the transfer of technology to Haemacure's designated manufacturing partner, which will be BPL.

     The product was approved by the FDA in May 1998 and is marketed by Haemacure under the trademark Hemaseel APR. Baxter markets the identical fibrin sealant product in the United States under the trademark Tisseel VH.

     The FTC may terminate the license agreement if Haemacure: (i) voluntarily ceases for 60 days to sell Hemaseel APR; (ii) abandons its efforts to obtain FDA approval to manufacture Hemaseel APR on its own; or (iii) fails to obtain FDA approval before July 28, 2001 to manufacture Hemaseel APR itself, provided that the FTC may extend the license for an additional three years if the trustee appointed by the FTC to monitor the parties' compliance with the agreements determines that Haemacure has made good faith efforts to obtain FDA approval for its manufacturing and that the FDA approval appears likely within that time period. Haemacure is required to report to the FTC on a periodic basis with respect to the status of its efforts to obtain FDA approval to manufacture Hemaseel APR itself.

     Under the license agreement, Haemacure is committed to make milestone payments to Baxter of US $2.5 million in June 2004 and US $2.75 million in June 2006. In addition, Haemacure must pay US $1.5 million to Baxter when the FDA approves the manufacture of Hemaseel APR by Haemacure. Under the license agreement, Haemacure has already paid Baxter US $1 million at the time of the FTC's approval of the license agreement, US $250,000 upon the FDA's licensure of the product in 1998, and US $1 million for the delivery of the first order of Hemaseel APR. Additionally, Haemacure was obligated under the license agreement to make a milestone payment of US $2.5 million to Baxter in June 2001. However, on September 10, 2001, Haemacure and Baxter entered into a settlement agreement resolving disputes on the cost of Hemaseel APR product and other financial issues under their manufacturing agreement. Pursuant to the settlement agreement, Haemacure was refunded US $1.5 million, and this amount was credited against the US $2.5 million milestone payment that was due in June 2001. The remaining US $1 million due under the milestone payment was paid by Haemacure to Baxter at the time of the settlement agreement. Except for these payments, the license agreement does not obligate Haemacure to make any royalty payments under the license agreement, except for royalty payments that are negotiated to cover the license to Haemacure of improvements to the licensed product. Haemacure expects to fund future milestone payments from the cash flow of Haemacure, as well as through funds to be received from the potential exercise of warrants to purchase Haemacure Common Shares or additional borrowings.

     The manufacturing agreement between Baxter and Haemacure, as amended by the September 2001 settlement agreement, requires that Immuno manufacture Hemaseel APR for a fixed price until July 28, 2000 with the possibility of an extension for an additional four years as described above. Extensions are provided on a one (1) year basis and may be extended by the FTC if the trustee appointed by the FTC to monitor the parties compliance with the agreements determines that Haemacure has made good faith efforts to obtain FDA approval for its manufacturing of Hemaseel APR and that FDA approval for such product appears likely within the time period. Haemacure was granted one-year extensions in each of July 2000, July 2001 and July 2002. Haemacure is required to report to the FTC on a periodic basis with respect to the status of its efforts to obtain FDA approval to manufacture Hemaseel APR. The manufacturing agreement provides that Haemacure is entitled to volume variations and improvements in manufacturing made during the term of the manufacturing agreement. The manufacturing agreement also covers Baxter's supply of Hemaseel APR (FF).

     Due to the fact that Baxter improved the frozen formulation after the effective date of the FTC consent order (March 23, 1997), Haemacure was required to negotiate with Immuno for a separate license for these improvements. In August 1999, Haemacure and Baxter executed a binding letter of understanding for the improvements, providing for a 4% royalty to Baxter with respect to Haemacure's sales of Hemaseel APR (FF). The letter of understanding also provides that, following the approval of the frozen formulation by the FDA, the parties will negotiate a commercially reasonable amendment to the license agreement with respect to the improved frozen formulation, and such license agreement will contain the 4% royalty rate. Baxter, Haemacure, and the FTC's trustee have all signed the letter of understanding. In the event that the parties cannot agree upon the terms of the amendment, such dispute will be resolved by the FTC's trustee.

ZLB

     In March 1996, pursuant to a cooperation and license agreement between ZLB and Haemacure, ZLB began making Hemaseel HMN for clinical trials and started construction on a dedicated manufacturing facility for this product. The parties signed a new licensing agreement, dated June 1999, whereby ZLB acquired the right to market Hemaseel HMN and a worldwide non-exclusive license to Haemacure's patents and technology relating to Hemaseel HMN. At the same time, ZLB also made an equity investment in Haemacure of US $9.8 million (Cdn. $14.6 million), as a result of which ZLB became Haemacure's largest shareholder. ZLB, pursuant to the license agreement, assumed all future financial and managerial responsibilities with respect to the completion of clinical trials for Hemaseel HMN in the United States and Europe, as well as for the completion of regulatory submissions and licensing of Hemaseel HMN. ZLB did not obtain rights to the trademark Hemaseel.

     As part of the June 1999 agreements, ZLB relinquished exclusive manufacturing rights to Hemaseel HMN, providing Haemacure with greater flexibility in developing its Hemaseel HMN fibrin sealant technology. In addition, Haemacure will receive a royalty of five percent on all sales of products manufactured by ZLB that incorporate Haemacure's patented technology. Haemacure and ZLB also entered into a supply agreement, whereby ZLB agreed to complete its dedicated manufacturing facility and supply Haemacure with Hemaseel HMN and improved products based on Haemacure technology for a period of ten years from the date of first United States or European regulatory approval. Under the supply agreement, the purchase price for the product will be 60% of Haemacure's net sales of Hemaseel HMN and 70% of Haemacure's net sales of improved products that are based on Haemacure technology. In addition, the supply agreement has a "most favored pricing" clause, which requires ZLB to sell product to Haemacure at or below the best price offered to third parties. See "Manufacturing - Hemaseel HMN."

     In September 2000, CSL acquired the plasma fractionation business of ZLB through ZLB Bioplasma. As a result, ZLB Bioplasma assumed the 1999 agreements between ZLB and Haemacure. ZLB Bioplasma determined that continuing the Hemaseel HMN project conflicted with other projects it planned for the future, and at the same time Haemacure desired to take a more active and controlling role in the commercialization of the Hemaseel HMN technology. Accordingly, Haemacure and ZLB Bioplasma decided to terminate the 1999 agreements.

     On March 1, 2002, Haemacure entered into a new licensing agreement with ZLB Bioplasma. The new licensing agreement provides that:

     o ZLB Bioplasma will pay Haemacure Cdn. $12.7 million in cash over a one year period;

     o Haemacure will take over responsibility for the manufacturing of the Hemaseel HMN product, at a location to be determined, as well as the clinical studies and registration of products based on the Hemaseel HMN technology;

     o ZLB Bioplasma will transfer to Haemacure all the technology possessed by ZLB Bioplasma related to Hemaseel HMN as well as certain specialized manufacturing equipment;

     o ZLB Bioplasma will make cash payments of Cdn. $7.1 million to Haemacure when and if Haemacure reaches certain milestones towards the manufacturing of Hemaseel HMN; and

     o ZLB Bioplasma will receive a 3% royalty on all net revenues received by Haemacure on the sale of Hemaseel HMN fibrin sealant for a period of ten years after commercialization.

     Haemacure is currently investigating options to establish a dedicated Hemaseel HMN manufacturing facility where the technology may be more fully exploited.

Research and Development

     Haemacure's long-term research and development strategy includes development of new products based on its fibrin sealant proprietary technology. In particular, Haemacure will concentrate on the clinical development of

Hemaseel APR and Hemaseel HMN for additional surgical applications. In this regard, Haemacure intends to conduct clinical trials in the United States and Europe. Haemacure will also concentrate on the development of specific delivery devices for its fibrin sealant products, such as devices for PCTA closures. Haemacure intends to develop prototypes and carry out clinical trials and studies in conjunction with hospitals, surgeons and interventional cardiologists.

     Haemacure also plans to conduct research and development with respect to its Hemaseel HMN (FF) formulation. This will be carried out at its facilities in Kirkland, Quebec.

     Finally, Haemacure intends to conduct clinical studies with respect to the application of Hemaseel APR and Hemaseel HMN as adhesion prevention agents. These clinical studies will be carried out in the United States in conjunction with abdominal surgeons, spinal surgeons and neurosurgeons.

     Haemacure's research and development expenses were Cdn. $1,495,085 (approximately US $970,800) for the fiscal year ended October 31, 2001, Cdn. $2,038,570 (approximately US $1,335,000) for the fiscal year ended October 31, 2000, and Cdn. $3,800,302 (approximately US $2.9 million) for the fiscal year ended October 31, 1999.

Intellectual Property

Patent Protection

     Haemacure holds three United States patents with respect to the manufacturing of the fibrinogen component of its fibrin sealant proprietary technology and another United States patent with respect to the manufacturing of the thrombin component of its proprietary technology. These four patents were filed under the Patent Cooperation Treaty ("PCT"), to which some 50 countries are signatories. PCT signatory countries will grant Haemacure's patent applications priority over more recent applications made by third parties for the same invention, provided that Haemacure has initiated PCT procedures within one year from the filing of its application with a signatory country. Haemacure also has a patent pending in the United States with respect to its use of fibrin sealant combined with hyaluronic acid and holds United States patents for a biocompatible surgical implant and artificial collagen.

     Pursuant to license arrangements with Baxter, Haemacure owns the perpetual right to eight patents with respect to Hemaseel APR, Hemaseel APR (FF) and the Duploject equivalent. Baxter is responsible for patent maintenance and infringement defense and prosecution. Baxter made customary representations regarding the validity, enforcement and non-infringement of the patents and technology encompassing the products and assets licensed by Haemacure.

     In accordance with the new licensing agreement with ZLB Bioplasma, Haemacure received all intellectual property rights of ZLB Bioplasma related to the HMN technology in return for a 3% royalty on Hemaseel HMN for a 10-year period following its initial licensure.

     Haemacure's policy is to seek patent protection for its technology. Haemacure believes that patent and trade secret protection is important in its business and that its success will depend, in part, on its ability to obtain strong patents, to maintain trade secret protection and to operate without infringing the proprietary rights of others. The following table sets forth certain information regarding the status of patent applications that have been filed by Haemacure in the U.S. and elsewhere.

------------------------------------ --------------- ------------- ------------ ------------- ------------- --------------------
               Title                    Country      Filing Date     Patent      Issue Date   Expire Date         Status
                                                                     Number
------------------------------------ --------------- ------------- ------------ ------------- ------------- --------------------
Process/fibrin glue production       United States   30/10/1997     5,981,254    9/11/1999    10/10/2017    Issued
                                     Australia       30/10/1998         -            -        30/10/2018    Filing in progress
                                     Canada          30/10/1998         -            -        30/10/2018    Filing in progress
                                     Europe          30/10/1998         -            -        30/10/2018    Filing in progress
                                     Israel          30/10/1998         -            -        30/10/2018    Filing in progress
                                     India           29/10/1998         -            -        29/10/2012    Pending
                                     Japan           30/10/1998         -            -        30/10/2018    Filing in progress
                                     Norway          30/10/1998         -            -        30/10/2018    Filing in progress
                                     New Zealand     30/10/1998         -            -        30/10/2018    Filing in progress
                                     Poland          30/10/1998         -            -        30/10/2018    Filing in progress
                                     Russia          30/10/1998         -            -        30/10/2018    Filing in progress
------------------------------------ --------------- ------------- ------------ ------------- ------------- --------------------
------------------------------------ --------------- ------------- ------------ ------------- ------------- --------------------
Process/"salting out"                United States   23/2/1993      5,395,923     7/3/1995    7/3/2012      Issued
                                     Canada          18/1/1994          -            -        18/1/2014     Pending
                                     Australia       28/2/1994       678,439      1/4/1997    28/2/2014     Issued
                                     Europe          28/2/1994      0,748,337    30/6/1999    28/2/2014     Issued
                                     Japan           28/2/1994          -            -        28/2/2014     Pending
                                     Norway          28/2/1994          -            -        28/2/2014     Pending
                                     Russia          28/2/1994      2,130,946    27/5/1999    28/2/2014     Issued
------------------------------------ --------------- ------------- ------------ ------------- ------------- --------------------
------------------------------------ --------------- ------------- ------------ ------------- ------------- --------------------
Process/acidic precipitation         United States   23/2/1993      5,290,918     1/3/1994    1/3/2011      Issued
                                     Canada          18/1/1994          -            -        18/1/2014     Pending
------------------------------------ --------------- ------------- ------------ ------------- ------------- --------------------
------------------------------------ --------------- ------------- ------------ ------------- ------------- --------------------
Therapeutic grade thrombin           United States   21/9/1994      5,506,127     9/4/1996    9/4/2013      Issued
                                     Australia       21/9/1995       711,298                  21/9/2015     Issued
                                     Europe          21/9/1995          -        18/8/1999    21/9/2015     Pending
                                     Japan           21/9/1995          -            -        21/9/2015     Pending
                                     Norway          21/9/1995          -            -        21/9/2015     Pending
                                     Russia          21/9/1995      2,144,018        -        21/9/2015     Pending
------------------------------------ --------------- ------------- ------------ ------------- ------------- --------------------
------------------------------------ --------------- ------------- ------------ ------------- ------------- --------------------
Fibrin sealants/hyaluronic acid      United States   17/11/1998         -            -        17/11/2018    Pending
                                     Canada          17/11/1998         -            -        17/11/2018    Pending
                                     Europe          17/11/1998         -            -        17/11/2018    Pending
                                     Norway          17/11/1998         -            -        17/11/2018    Pending
------------------------------------ --------------- ------------- ------------ ------------- ------------- --------------------
------------------------------------ --------------- ------------- ------------ ------------- ------------- --------------------
Biocompatible surgical implant       United States   26/1/1994      5,630,842    20/5/1997    20/5/2014     Issued
                                     Canada          27/7/1993          -            -        27/7/2013     Pending
------------------------------------ --------------- ------------- ------------ ------------- ------------- --------------------
------------------------------------ --------------- ------------- ------------ ------------- ------------- --------------------
Artificial collagen                  United States   27/9/1996     5,856,308      5/1/1999    27/9/2116     Issued
------------------------------------ --------------- ------------- ------------ ------------- ------------- --------------------

     On May 1, 2000, Haemacure was advised that an opposition had been filed in the European Patent Office by a third party with respect to Haemacure's "salting out" patent. The opposition claims that the "salting out" process is not patentable due to lack of inventive activity. Haemacure has filed an answer to the opposition, and is of the view that the opposition, even if successful, would not have a material adverse effect to Haemacure's operations. There has been no material developments in this opposition during the fiscal year.

Trademarks

     Haemacure has registered the trademark Hemaseel in Canada, the United States and the European Community. Haemacure will consider the possibility of filing applications for registration in respect of Hemaseel APR, Hemaseel APR
(FF), Hemaseel HMN and Hemaseel HMN (FF), even though these may be protected by the trademark Hemaseel. Haemacure intends to apply for registration of the trademarks HemaMyst and HemaMyst in the United States and in other countries as distribution of the products warrant.

Regulatory Affairs

     Haemacure's existing and proposed products, research and development and planned commercialization activities are subject to regulation by numerous governmental authorities, principally the FDA in the United States, and corresponding regulatory agencies in other countries. The United States Food, Drug and Cosmetic Act, as amended, the regulations promulgated thereunder, and other federal and state statutes and regulations, govern, among other things, the pre-clinical and clinical testing, manufacturing conditions, safety, efficacy, labelling and storage, record keeping, advertising and the promotion of medical devices, biologics and drugs. Product development and approval within this regulatory framework can take a number of years and involve the expenditure of substantial resources.

     Additionally, in order for Haemacure to market its products in Europe and other foreign countries, Haemacure and/or its partners, if any, must obtain required regulatory approvals and comply with extensive regulations governing safety, quality and manufacturing processes. These regulations vary significantly from country to country. The time required to obtain approval to market products outside the United States may be longer or shorter than that required in the United States.

     Regulation by governmental authorities in the United States, Canada and other countries is a significant factor in the production and marketing of Haemacure products.

Biological Products

     Hemaseel APR, Hemaseel APR (FF) and Hemaseel HMN are considered biologics by the FDA and, in the United States, are under the jurisdiction of the Center for Biologics Evaluation and Research ("CBER"). In order to obtain regulatory approval, biological products must go through the following four-step procedure, generally after successfully completing extensive pre-clinical studies:

     o an Investigational New Drug Application ("IND") must be filed. An IND is a request for FDA authorization to administer an investigational new drug to humans. This step requires 30 days in the United States. This step is not yet harmonized between the 15 countries of the European Union (the "EU"), and the time required varies from one country to another;

     o clinical trials are then conducted. These are generally divided into three phases. Although, in general, the phases are conducted sequentially, they may overlap. The three phases are as follows:

          o Phase I represents the initial introduction of an investigational new drug into humans. Phase I studies are closely monitored and conducted in a limited number of patients or volunteer subjects. These studies are designed to explore biological phenomena, to determine the metabolism and pharmacologic actions of the product, the side effects associated with increasing doses and, if possible, to gain early evidence with respect to effectiveness;

          o Phase II includes controlled studies conducted on a relatively small number of patients to evaluate the effectiveness of the product for a particular indication or application and to determine the common short-term side effects and risks associated with the product. In particular, pharmacokinetics (dosage requirements) are determined in Phase II;

          o Phase III studies are expanded, randomized and controlled trials conducted on a relatively large number of patients. They are performed after preliminary evidence suggesting effectiveness of the product has been obtained and are intended to gather the additional information respecting safety and effectiveness necessary to evaluate the overall benefit-risk relationship of the product and to provide an adequate basis for labelling;

     o upon completion of the final trial, the following are filed: a Biologics License Application ("BLA") in the United States, and a Market Authorization Application ("MAA") in the EU; and

     o upon satisfactory demonstration of meeting all regulatory requirements, a Biologics License in the United States, and a Commission Authorization in the EU are issued, approving the product for market distribution.

Medical Devices

     In the United States, medical devices are classified into three different classes (Class I, Class II and Class III) on the basis of controls deemed necessary to reasonably ensure the safety and effectiveness of the device. Class I devices are subject to general controls relating to labelling, pre-market notification and adherence to the FDA's good manufacturing practices ("GMP"), as recently codified in quality system regulation requirements. Class II devices are subject to general and special controls relating to performance standards, post-market surveillance, patient registries, and FDA guidelines. Class III devices are those which must receive pre-market approval by the FDA to ensure their safety and effectiveness. Class III devices are generally life sustaining, life supporting and implantable devices, or new devices that have been found not to be substantially equivalent to legally marketed devices.

     Unless specifically exempted from these requirements, before a new medical device can be marketed, marketing clearance must be obtained through a pre-market notification under Section 510(k) of the United States Food, Drug & Cosmetic Act or a pre-market approval ("PMA") application under Section 515 of the said Act. A 510(k) clearance will typically be granted by the FDA if it can be established that the device is substantially equivalent to a "predicate device," which is a legally marketed Class I or Class II device or a pre-amendment Class III device (i.e., one that has been marketed since a date prior to May 28, 1976) for which the FDA has not called for PMAs. It generally takes four to twelve months from the date of a 510(k) submission to obtain clearance, but it may take longer.

     A PMA application must be filed if a proposed device is not substantially equivalent to a legally marketed Class I or Class II device, or if it is a pre-amendment Class III device for which the FDA has called for PMAs. A PMA application must be supported by valid scientific evidence to demonstrate the safety and effectiveness of the device, typically including the results of clinical trials, bench tests, and laboratory and animal studies. The FDA review of a PMA application generally takes one to three years from the date the PMA application is accepted for filing, but may take significantly longer. If regulatory requirements have been fulfilled to the satisfaction of the FDA, the FDA will issue a PMA letter, authorizing marketing of the device for certain indications.

     If human clinical trials of a device are required, either for a 510(k) pre-market notification or a PMA application, and the device presents a "significant risk," a sponsor of the trial may be required to file an investigational device exemption ("IDE") application prior to commencing human clinical trials.

Compliance

     If clearance or approval for a given product is obtained, the product will be subject to pervasive and continuing regulation by the FDA. For example, Haemacure and its manufacturing partners will be subject to routine inspection by the FDA and will have to comply with the host of regulatory requirements that usually apply to biologics and medical devices marketed in the United States, such as labelling regulations, applicable GMP requirements, the Adverse Reaction Reporting regulations (which require a manufacturer to report to the FDA certain types of adverse events involving its products), and the FDA prohibitions against promoting products for unapproved or "off-label" uses.

     The FDA regulates the manufacturing, product testing, and marketing of both medical devices and biologics. Manufacturers of biologics and medical devices are required to comply with applicable GMP, which include requirements relating to product design, manufacturing processes, product testing, and quality assurance, as well as the corresponding maintenance of records and documentation. In addition, Haemacure is required to provide information to the FDA on death or serious injuries alleged to have been associated with the use of its biologics and medical devices, as well as product malfunctions that would likely cause or contribute to death or serious injury if the malfunction were to recur.

     A number of Haemacure's competitors have products that contain thrombin, an FDA-licensed biological drug. As a result, the FDA considers such products to be a combination product subject to jurisdiction by CBER and the Center for Devices and Radiological Health (the "CDRH"). The FDA has assigned lead review responsibility to the CDRH for these combination products. Haemacure believe that this decision was significant, as fibrin sealants containing human plasma are regulated as biological drugs, which may substantially increase the duration and complexity of their regulatory approval processes compared to that of combination products of Haemacure's competitors.

     Haemacure, as well as any third-party manufacturers of its products, will be subject to inspections by the FDA for compliance with applicable GMP, recently codified in the quality system regulation requirements, which include requirements relating to manufacturing conditions, extensive testing, control documentation and other quality assurance procedures. Haemacure has not yet undergone an FDA quality system regulation inspection but expects to do so as part of the approval process for Hemaseel APR.

Competition

     Haemacure believes that, within the fields of use approved by the FDA, fibrin sealants do not face direct competition in the United States from existing methodologies for controlling bleeding and sealing wounds resulting from surgery. The existing methodologies include hemostatic powders and sponges, as well as collagen-based hemostats and traditional sutures and staples marketed by companies such as Johnson & Johnson, United States Surgical Corporation and American Home Products Corporation. Within the fields of use approved by the FDA, fibrin sealants complement (rather than replace) the existing methodologies and may increase the effectiveness of the existing methodologies. Within certain fields of use that are not yet approved by the FDA, however, Haemacure believes that fibrin sealants may face more direct competition from other procedures or products, although the nature and extent of this competition has not yet been determined.

     With respect to fibrin sealants, Baxter is currently Haemacure's only competitor in the United States. Both Baxter and Haemacure currently sell the same product under different trade names. In 2001, Baxter realized approximately 78% of fibrin sealant sales in the United States compared to Haemacure's 22%. Baxter's pricing of the product is very similar to Haemacure's pricing, subject to any special discounts or treatment afforded to particular customers by Baxter or Haemacure. In addition, both have access to the frozen formulation expected to be introduced to the market in the United States in 2004.

     In the United States, there are several fibrin sealants under development, including those by Baxter, Aventis Behring, Omrix, the American Red Cross and Convatec (a subsidiary of Bristol-Myers Squibb Company).

     A new generation of fibrin sealants is being developed and introduced in the market without the anti-fibrinolytic agent aprotinin. Aprotinin, which is derived from bovine plasma, is being replaced by non-animal based anti-fibrinolytic agents. The two recognized non-animal based anti-fibrinolytic agents are Epsilon-amino carproic acid ("EACA") and Tranexamic acid ("TA"). Haemacure's proprietary and patented fibrin sealant manufacturing process uses EACA. EACA is added in the fibrinogen manufacturing process to extract the plasminogen and is removed from the final product.

     Due to the fact that Haemacure has patented its manufacturing process, which involves EACA, a majority of other fibrin sealant manufacturers use TA in their manufacturing process as an anti-fibrinolytic agent in replacement of aprotinin, so as to suppress the activity of plasminogen inherent in the fibrinogen component. TA is used in various concentrations to slow the fibrinolysis activity.

     In October 1999, the Medicines Control Agency of Great Britain issued a warning against the off-label use of Quixil in neurosurgery and spinal surgery. Quixil, which is manufactured by Omrix, S.A., is a fibrin sealant containing TA. The warning was issued as a result of the deaths of two patients in neurosurgery due to a toxic reaction in association with the use of Quixil. Recent medical literature has confirmed the toxicity of TA in neurosurgical application. Neurosurgery represents a potentially significant market for fibrin sealant.

     A number of products have recently been introduced to the United States market using cyanoacrylates or either collagen or polymer technologies. Certain other products are still in the clinical stage in the United States and overseas. Haemacure believes that some of these new products may perform better than fibrin sealants in particular applications or with respect to one of the four benefits (hemostatis, tensile strength, sealing ability and tissue bonding), but the none of these products is likely to perform as well as fibrin sealants in providing all four benefits.

Capital Expenditures

Haemacure's capital expenditures were Cdn. $4,049,000, $8,917,000, $6,549,000 and $237,000 in fiscal 2002, 2001, 2000 and 1999, respectively. There were no capital divestitures during these periods.

Description of Property

Haemacure leases the following real properties:

Location                        Area                Purpose       Lease Expires
--------                        ----                -------       -------------
Kirkland, Quebec......     20,000 sq. ft.         Laboratories      March 2005
                         (2,000 sq. ft. used
                            by Haemacure)

Montreal, Quebec......      4,000 sq. ft.           Office          May 2002

Sarasota, Florida.....      3,600 sq. ft.           Office           Yearly

     Haemacure sub-leases the majority of the Kirkland, Quebec facility to a third party until the expiration of its own lease in March 2005.


ITEM 5...OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Special Note Regarding Forward-Looking Statements

     This Annual Report on Form 20-F includes forward-looking statements. You can generally identify these statements because they use words such as "expect", "anticipate", "estimate", "believe", "intend", "may", and other similar expressions. These forward-looking statements relate to, among other things, our future capital needs; our expectations about the markets for our products; regulatory approval and market acceptance of our products; our ability to reach certain regulatory and other timelines and milestones with respect to our products and manufacturing facilities; competitive factors; our ability to attract and retain employees; our ability to develop new products; and protection of our intellectual property. Forward-looking statements reflect our current views regarding future events, and such statements are subject to certain risks, uncertainties, and assumptions. Many factors could cause the actual results, performance, or achievements that may be expressed or implied by such forward-looking statements to vary materially from the expectations described in the forward-looking statements. These factors include the matters described in the "Risk Factors" section of this Annual Report on Form 20-F and elsewhere in this Annual Report on Form 20-F, as well as factors described in the other reports and filings made with regulatory authorities from time to time. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements provide incorrect, actual results may vary materially from those described herein. We do not undertake any obligation to publicly update or revise any forward-looking statements contained in this Annual Report on Form 20-F, whether as a result of new information, future events or otherwise.

     The figures appearing in this Item are in Canadian Dollars and United States Dollar equivalents, based on rates prevailing at the end of the relevant period.


Fiscal 2001 Compared to Fiscal 2000

     Revenues for 2001 were Cdn. $19.0 million (US $12.2 million) compared to Cdn. $13.4 million (US $8.8 million) for 2000, representing an increase of approximately 42%. Sales were Cdn. $18.9 million (US $12.2 million) for 2001 compared to Cdn. $12.9 million (US $8.4 million) for 2000, representing an increase of 47%. The increase was principally due to increased sales of Hemaseel APR and, to a lesser extent, from the sale of delivery devices. The number of units of Hemaseel APR sold by Haemacure increased from approximately 80,000 ml's for 2000, to approximately 119,000 ml's for 2001.

     Cost of sales, selling and marketing expenses were Cdn. $17.5 million (US $11.2 million) for 2000 compared to Cdn. $15.7 million (US $10.3 million) for 2000, representing an increase of 11%. The increase in cost of sales, selling and marketing expenses reflected Haemacure's heightened sales and marketing activities and the cost of additional product sold. Gross margins for 2001 were 56%, compared to 48% for 2000. This increase in gross margins is attributable to a reduction in the cost of Hemaseel APR, negotiated in August of 2001 and an increase in device sales, which carry higher margins than the biological products.

     Research and development expenses were Cdn. $1.5 million (US $960,000) for 2001 compared to Cdn. $2 million (US $1.3 million) for 2000. The decrease is attributable to a delay in the clinical trial process for Hemaseel APR. General and administrative expenses were Cdn. $5.4 million (US $3.5 million) for 2001 compared to Cdn. $5.2 million (US $3.4 million) for 2000, representing an increase of 4%. The increase was due to inflation.

     Net loss for 2001 was Cdn. $6.1 million (US $3.9 million) compared to Cdn. $12.3 million (US $8.1 million) for 2000.


Fiscal 2000 Compared to Fiscal 1999

     Revenues for 2000 were Cdn. $13.4 million (US $8.8 million) compared to Cdn. $5.8 million (US $3.9 million) for 1999, representing an increase of approximately 132%. Sales were Cdn. $12.9 million (US $8.4 million) for 2000 compared to Cdn. $5.5 million (US $3.7 million) for 1999, representing an increase of 135%. The increase was principally due to increased sales of Hemaseel APR and, to a lesser extent, from the sale of delivery devices. The number of units of Hemaseel APR sold by Haemacure increased from approximately 28,000 ml's for 1999, to approximately 80,000 ml's for 2000.

     Cost of sales, selling and marketing expenses were Cdn. $15.7 million (US $10.3 million) for 2000 compared to Cdn. $12.0 million (US $8.2 million) for 1999, representing an increase of 31%. The increase in cost of sales, selling and marketing expenses reflected Haemacure's heightened sales and marketing activities and the cost of additional product sold. Gross margins for 2000 were 48%, compared to 52% (excluding the Cdn. $3.4 million inventory reserve) for 1999. This decrease in gross margins is attributable primarily to price erosion in the sale of Hemaseel APR, the continuation of Haemacure's free sample program, and the delivery to customers of several hundred reconstitution and spray machines free of charge at a cost to Haemacure of US $300 and $200 respectively, per machine.

     Research and development expenses were Cdn. $2 million (US $1.31 million) for 2000 compared to Cdn. $3.8 million (US $2.5 million) for 1999. The decrease is attributable to the transfer of responsibility for Phase III clinical trials of Hemaseel HMN to the ZLB.

     General and administrative expenses were Cdn. $5.2 million (US $3.4 million) for 2000 compared to Cdn. $3.9 million (US $2.6 million) for 1999, representing an increase of 33%. The increase results in part from costs incurred in connection with the negotiation of the agreement with BPL.

     There was a reclassification of certain expenses related to the BPL negotiations from Research and development to General and administrative expenses in the 2000 presentation of 1999 numbers. These expenses were determined to be more related to general and administrative expenses than research and development.

     Net loss for 2000 was Cdn. $12.3 million (US $8.1 million) compared to Cdn. $16.9 million (US $11.1 million) for 1999.

     The following were the components of Haemacure's direct cost of sales for the years indicated (in Canadian dollars):

    FY1999       Product costs (including brokerage & freight)      $2,597,314
                 Inventory reserves                                  3,427,714
                 Storage expenses                                       15,874
                                                                 ---------------
                 COGS - October 31, 1999                            $6,040,902

    FY2000       Product costs (including brokerage & freight)      $5,146,089
                 DDN (freight and warehousing)                         462,872
                 Reserve                                               280,107
                 Samples                                               850,937
                                                                 ---------------
                 COGS - October 31, 2000                            $6,740,005

    FY2001       Product costs                                      $7,501,130
                 Reserve                                                $8,203
                 Warehousing & freight                                 806,306
                                                                 ---------------
                 COGS - October 31, 2001                            $8,315,639


Investments and Investment Income

     Haemacure's temporary investments consist of investments in governments and corporations with an investment grade credit rating. These investments consist of money market instruments and fixed-income securities. As at October 31, 2001, 0% of Haemacure's temporary investments were denominated in Canadian dollars, compared to 28% in 2000, and 100% were denominated in U.S. dollars, compared to 72% in 2000.

     Haemacure's investment income for the 2001 fiscal year was Cdn. $66,784
(US $43,400), while investment income for the 2000 fiscal year was Cdn. $481,389 (US $326,100).


Balance Sheet Variances

     Haemacure experienced a decrease of Cdn. $8.6 million in cash, cash equivalents, and temporary investments on its balance sheet from 2000 to 2001. This decrease was the result of the acquisition of Cdn. $8.9 million ( Cdn. $5.7 million in cash) in capital equipment for the BPL project, Cdn.$3.9 million used in operations and Cdn. $3.9 million to pay down other liabilities. The decrease was offset by Haemacure issuing Common Shares for gross proceeds of Cdn. $5 million, with Cdn. $4.5 million net to Haemacure.

     The increase in accounts receivable from 2000 to 2001 was due to increased sales revenue. The increase in accounts payable and accrued liabilities relates primarily to the acquisition of capital assets, unpaid at year end.

     "Other assets" amounted to Cdn. $6,993,598 (US$ 4,480,000) at October 31, 2001, Cdn. $8,523,192 (US $5,580,000) at October 31, 2000, compared to Cdn.
$10,052,786 (US $6,835,000) at October 31, 1999, and Cdn. $11,582,381 (US
$7,876,019) at October 31, 1998. These assets consist mainly of Haemacure's rights under Haemacure's licensing and manufacturing agreement with Immuno. Under this agreement, Haemacure acquired the right to manufacture and sell Hemaseel APR, a fibrin sealant, in the United States. Under this agreement, Haemacure is obligated to make milestone payments, and the manufacturing and distribution rights under this agreement are recorded at the discounted value of the milestone payments less accumulated amortization. The reduction in "other assets" was due to the amortization of these assets. Accumulated amortization for the "other assets" was $5.6 million (US $3.6 million) at October 31, 2001.

Liquidity and Capital Resources

     Prior to the launch of Hemaseel APR, Haemacure funded its operations, research and development, clinical trials, capital expenditures and investments through share issuances, long-term debt, refundable tax credits and grants. Since the launch of Hemaseel APR, sales revenues have also contributed to the financing of Haemacure's operations. During fiscal 1999, Haemacure devoted a significant portion of its cash resources to the marketing of Hemaseel APR and the HemaSyst delivery system, and to the development of increased market share.

     Haemacure believes that it has sufficient liquidity to fund its operations for the foreseeable future. However, Haemacure has not realized a profit since its inception and there can be no assurance that it will either achieve or maintain profitability in the future.

     With respect to short-term liquidity, Haemacure believes that it has sufficient liquidity to fund operations through the end of fiscal 2002, provided that Haemacure's revenues and expenses are consistent with management's expectations. However, there can be no assurance that revenues and expenses will meet expectations. In particular, Haemacure has made certain assumptions regarding project costs associated with the development of the manufacturing operation in Elstree, UK, but this is a large project which is subject to foreign currency fluctuations and possible cost overruns.

     With respect to liquidity beyond 2001, Haemacure expects to undertake new products or ventures in the future, the costs of which are unknown. Because of these new products or ventures, and because management's forecasts for Haemacure's existing operations may prove incorrect, Haemacure may require additional financing to fund its expected growth, and such funding may come from additional equity financing, whether by way of private placement or public offering, through debt financing, through a strategic alliance, or from other sources. No assurance can be given that such funding will be available.

     As at October 31, 2001, Haemacure had an outstanding line of credit of Cdn. $890,332. Effective November 20, 2001, this credit facility was replaced by a new credit facility entered into between HAE-US and UPS Capital Corporation. Under the Loan and Security Agreement with UPS, HAE-US may borrow up to US $6 million secured by HAE-US's accounts receivable, inventory, equipment, and intangible assets. This credit facility bears interest at U.S. prime rate plus 2.25%, and subject to the terms and conditions of the agreement, advances under the revolving line of credit are made against a borrowing base of 85% of eligible accounts receivable and 50% of eligible inventory.

     Other than the contract with BPL, Haemacure does not have any material capital commitments.

     Haemacure's cash position, which consists of cash and cash equivalents, was Cdn. $627,000 (US $400,000) as at October 31, 2001.

     On June 19, 2000, Haemacure closed a public offering of 6,046,595 units, each consisting of one Common Share and a warrant to purchase one-half of a Common Share. Net proceeds to Haemacure from the offering were approximately Cdn. $11,325,000, after deduction of the agents' fees and expenses of the offering amounting to Cdn. $1,675,000. On August 1, 2000, Haemacure closed an additional public offering of 1,860,382 units, each consisting of one Common Share and a warrant to purchase one-half of a Common Share. Net proceeds to Haemacure from the offering were approximately Cdn. $3,700,000, after deductions of the agents' fees and expenses of the offering amounting to approximately Cdn. $300,000. On August 18, 2000 an over-allotment option was exercised in connection with the public offering for 301,318 units, each consisting of one Common Share and a warrant to purchase one-half of a Common Share. Net proceeds to Haemacure were approximately Cdn.$602,000. after deductions of the agents fees and expenses of approximately Cdn. $45,000. Haemacure expects to use approximately Cdn. $12,000,000 from the proceeds of these offerings, over a three-year period, for the purchase of equipment to be used by BPL in the manufacturing of Haemacure's products at BPL's facility in England and for leasehold improvements at such facility. The balance of the proceeds will be used for clinical trials associated with FDA approval of the BPL facility and product, other research and development, and general corporate purposes.

On June 27, 2001, Haemacure closed another public offering of 4,166,667 Common Shares. Net proceeds to Haemacure from the offering were approximately Cdn. $4,500,000, after deduction of the agents' fees and expenses of the offering paid in cash amounting to an estimated Cdn. $500,000. The net proceeds from this offering will be used for a milestone payment under the license agreement with Immuno and for the completion of clinical trials for the BPL manufacturing facility in England.

     As at October 31, 2001, Haemacure was committed under an agreement to purchase inventories from a supplier during the following six months for a total of Cdn. $3,407,000 (US $2.2 million). These purchases will be financed by Haemacure's cash flow from operations.


Inflation

     Historically, inflation has not had a significant impact on Haemacure's business or results of operations.

U.S. GAAP Reconciliation

     The Consolidated Financial Statements of Haemacure included in this Annual Report have been prepared in accordance with Canadian GAAP. The key items affecting the reconciliation of Haemacure's financial statements to U.S. GAAP are the treatment of unrealized gains and losses on translation of U.S.-Dollar long-term debt, the treatment of interest cost related to the construction in progress and the treatment of research and development equipment. See Note 17 to Haemacure's Consolidated Financial Statements for a discussion of the significant differences between U.S. GAAP and Canadian GAAP relevant to Haemacure.


ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES


                         DIRECTORS AND SENIOR MANAGEMENT

     The following is a summary of the relevant experience of each person who is a member of the senior management and/or Board of Directors of Haemacure as of the date of this Annual Report. Each of such persons has been elected to the offices indicated until his or her successor is duly elected and qualified.

Marc Paquin, President, Chief Executive Officer, and Director

     Mr. Paquin was founder, a director, President and Chief Executive Officer of Autologous Systems, Inc., the first commercial private blood bank to be established in Canada under the licensing authority of the Bureau of Biologics of Health and Welfare Canada. During the period from Haemacure's inception in August 1986 until its sale in January 1989, Mr. Paquin developed the only operating autologous blood bank in Canada. Prior to founding Autologous Systems, Inc., Mr. Paquin was Vice-President and General Manager of Syntex Diagnostic (Canada) Inc. Mr. Paquin was responsible for the initial set-up of the Syntex Biomedical Division in Canada. Mr. Paquin's education is in general health sciences and management at McGill University. Mr. Paquin founded Haemacure in 1991 and has been its President and Chief Executive Officer since that time.

Wayne G. Johnson, Executive Vice President, Chief Operating Officer, and
Director

     Mr. Johnson has been a director of Haemacure since 1994, and in February 2001, Haemacure entered into an employment agreement with Mr. Johson as Executive Vice President and Chief Operating Officer. Since 1991, Mr. Johnson has been President of Bio Ventures, Inc. since November 1991. Bio Ventures, Inc. is a biomedical-focused venture capital and business development company. Prior to 1991, Mr. Johnson worked for Johnson & Johnson, Warner Lambert, and Bayer AG. Mr. Johnson currently serves as the Chairman of the Board of Directors of Canadian Plasma Products. Mr. Johson received a B.S. degree from The Creighton University in 1965.

Christian Hours, Ph.D, Vice-President, Quality and Technical Services

     Prior to joining Haemacure in 1994, Dr. Hours was Director of Quality Assurance at IAF BioVac Inc., a subsidiary of BioChem Pharma Inc., where he held various management positions Dr. Hours' extensive management experience covers quality assurance, quality control, regulatory affairs and technology transfers. Before joining the industry, Dr. Hours spent ten years in academic research in molecular biology and virology. Dr. Hours holds a DEA in biochemistry from Marseilles-Luminy University, a Ph.D in biochemistry from McGill University and pursued post-doctoral studies in virology and biochemistry. He also hads a DSA from Ecole des Hautes Etudes Commerciales in Montreal. Dr. Hours is also the author of numerous scientific publications.

James L. Roberts, Vice-President, Finance and Administration and Chief Financial Officer

     Mr. Roberts' early career was in public accounting with a national firm and with a manufacturing firm as Chief Financial Officer. From 1984 to 1986, Mr. Roberts attended Emory University, obtaining an MBA with emphasis in international finance. Subsequently, he worked for Octel Communications, a software company, as Director of Finance - EMEA (Europe, Middle East and Africa) and then became Senior Vice-President and Chief Financial Officer of Racal Datacom, Inc., a subsidiary of Racal Electronics, PLC, a British public company. Mr. Roberts joined Haemacure in January 2000.

Elaine Whitmore, Ph.D, Vice-President, Regulatory and Scientific Affairs

     Elaine Whitmore pursued undergraduate, graduate and postdoctoral studies at Northwestern University, earning a B.A. and Ph.D. in Biological Sciences. She has more than 18 years experience in the field of medical devices and biologics, including nearly a dozen years with Johnson & Johnson with senior management responsibility for a variety of functional areas, including research and development, product development, clinical outcomes and regulatory affairs. Dr. Whitmore also has provided extensive professional consultation in these areas, as well as in technology assessment and development portfolio analysis. She is the author of a book entitled Product Development Planning for Healthcare Products Regulated by the FDA (ASQ Quality Press, 1997) and holds four issued United States patents. Dr. Whitmore joined Haemacure in July 1997.

Patrick Del Medico, Director of Marketing

     Prior to joining Haemacure in May 1998, Patrick Del Medico was Marketing Product Manager for Stryker Corporation in Kalamazoo, Michigan. Mr. Del Medico was directly responsible for all domestic and international marketing and sales of surgical instruments and disposables for orthopedic and reconstructive surgery. Mr. Del Medico's extensive medical sales experience also includes positions held in sales, marketing and management for C. R. Bard and Baxter International.

Jack Lynch, National Sales Manager

     Mr. Lynch has been involved for more than 20 years in the sale of operating room related products. Mr. Lynch spent 14 years with Ethicon, a division of Johnson & Johnson, where he acquired experience with respect to new product introduction, development of a sales force and management of national accounts. Mr. Lynch joined Haemacure in May 1998.

Directors

     Following is a description of the relevant experience of each person who is a member of the Board of Directors of Haemacure as of the date of this Annual Report (other than Mr. Paquin, Haemacure's President and Chief Executive Officer, and Mr. Wayne G. Johnson, Haemacure's Executive Vice President and Chief Operating Officer, who are described above). Each of such persons has been elected to serve until the next annual meeting of Haemacure.

     Paul Baehr has been a director of Haemacure since May 1998. He has been the Chairman and Chief Executive Officer of Ibex Technologies Inc. since October 1995.

     Francis Bellido has been a director of Haemacure since April 1999. From January 1998 until March 1999, he was Strategic Asset Manager, Internal Medicine with Eli Lilly; from January 1996 until January 1998, he was Global Business Unit Manager, Infectious Diseases for Eli Lilly; and from October 1993 until January 1996, he was Manager, Regulatory Affairs, with Eli Lilly.

     Louis-M. Riopel, Haemacure's Chairman of the Board, has been a director of Haemacure since 1994. He has been the President of Rio-Dev Inc. since April 1997.

     Neil Wiener has been a director of Haemacure since April 2001. He has been a partner at the law firm of Heenan Blaikee for at least the past six years, and he previously served as a director of Haemacure from June 1996 to May 1998.

     Pierre Alary has been a director of Haemacure since April 2001. Since August 1998, Mr. Alary has been a Vice President for finance and information technologies at Bombardier Transport, a designer, manufacturer and distributor of rail cars. Prior to joining Bombardier Transport, Mr. Alary was a Senior Partner at Ernst & Young LLP from April 1988 to August 1998, specializing in the biotechnology industry. As Senior Partner, Mr. Alary was in charge of providing audit and consulting services to major manufacturing companies and high technology companies, more specifically biotechnology companies. He has also participated in a number of special financing engagements for manufacturing companies in respect of equity financing.

                     COMPENSATION OF DIRECTORS AND OFFICERS

     The following table sets out all annual and long-term compensation for services in all capacities to Haemacure and its subsidiaries for the fiscal years ended October 31, 2001, 2000 and 1999, of the Chief Executive Officer and the four other most highly compensated executive officers (collectively, the "Named Executive Officers").

Summary Compensation Table
(in Canadian dollars)

                                                    Annual Compensation                    Long Term Compensation

                                                                                              Awards          Payouts
                                                                                      Number of  Restricted
                                                    Salary     Bonus    Other Annual   Options     Stock       LTIP
Name and Principal Position               Year        $          $      Compensation   Granted     Awards     Payouts  All Other
                                          ----
Marc Paquin                               2001     360,937     98,233         --          --         --         --         --
President and                             2000     332,325     62,809         --          --         --         --         --
Chief Executive Officer                   1999     336,930     30,324         --       100,000       --         --         --

Wayne G. Johnson(1)                       2001     231,000     83,160      77,000(2)   412,000       --         --         --
Executive Vice-President and              2000        --         --           --          --         --         --         --
Chief Operating Officer                   1999        --         --           --          --         --         --         --

Elaine Whitmore                           2001     247,327     37,037      30,414(3)    13,200       --         --         --
Vice-President, Regulatory, Clinical      2000     216,188     28,537         --         8,400       --         --         --
and Scientific Affairs                    1999     214,886     18,050         --        12,400       --         --         --

James L. Roberts                          2001     240,240     31,231         --        11,000       --         --         --
Vice-President Finance and                2000     221,550     24,370         --        50,000       --         --         --
Administration and Chief Financial        1999        --         --           --          --         --         --         --
Officer

David Karp(4)                             2001     217,610       --           --        11,600       --         --         --
Vice-President, Medical Affairs           2000     247,072     28,660         --         8,000       --         --         --
                                          1999     243,534     26,744         --        15,000       --         --         --

(1) Mr. Johnson joined Haemacure in February 2001.
(2) This amount was paid to Mr. Johnson as a relocation allowance.
(3) This amount represents insurance premiums paid by the Corporation for the benefit of Mrs. Whitmore.
(4) Dr. Karp left Hemacure in August 2001.

     The salary, bonus and other annual compensation paid to the Named Executive Officers are paid in U.S. funds.

     The Corporation entered into an employment agreement with Mr. Paquin in September 1999. The agreement was for a term of two years, renewable annually unless either party gives one year prior notice and, in case of termination by the Corporation, provides for the payment to Mr. Paquin of his salary for the greater of the balance of the term of the agreement or 18 months. The agreement was renewed for a further one-year period. Mr. Paquin's annual base salary for fiscal 2002 is in the amount of Cdn. $382,017. Mr. Paquin is also entitled to an annual bonus in an amount not to exceed 50% of his base salary, if certain stated objectives determined by the Board of Directors are attained. As part of the employment agreement, Mr. Paquin was granted an option to acquire 50,000 common shares of the Corporation. The option will vest on September 2, 2002.

     In February 2001, the Corporation entered into an employment agreement with Mr. Johnson for a two-year term, effective February 1, 2001. Mr. Johnson's annual base salary for fiscal 2002 is in the amount of Cdn $323,400 and the agreement provides for an annual allocation of Cdn. $77,000 in lieu of relocation. Mr. Johnson is also entitled to an annual bonus in an amount not to exceed 50% of his base salary, if certain objectives determined by the Board of directors are attained. As part of his employment agreement, Mr. Johnson was granted an option to acquire 400,000 common shares of the Corporation. The option vested in respect of 100,000 shares on June 19, 2001, will vest in respect of 100,000 shares on December 19, 2001, in respect of 100 000 shares on June 19, 2002 and in respect of 100 000 shares on December 19, 2002.

     In June 1997, the Corporation entered into an employment agreement with Mrs. Whitmore for an indefinite term. Mrs. Whitmore's annual base salary for fiscal 2002 is in the amount of Cdn. $293,447. Mrs. Whitmore is also entitled to an annual bonus in an amount not to exceed 20% of her base salary, if certain stated objectives determined by the Board of Directors are attained. As part of her employment agreement, Mrs. Whitmore was granted an option to acquire 20,000 common shares, which is now fully vested. The option expires on June 30, 2002.

     In January 2000, the Corporation entered into an employment agreement with Mr. Roberts for an indefinite term. Mr. Roberts's annual base salary for fiscal 2002 is in the amount of Cdn. $257,057. Mr. Roberts is also entitled to an annual bonus in an amount not to exceed 20% of his base salary, if certain objectives determined by the Board of Directors are attained. As part of his employment agreement, Mr. Roberts was granted an option to acquire 50,000 common shares, which vested in respect of 25,000 shares on January 6, 2001 and will vest in respect of 15,000 shares on January 6, 2002, and in respect of 10,000 shares on January 6, 2003.

     In June 1997, the Corporation entered into an employment agreement with Dr. Karp for an indefinite term. As part of the agreement, Dr. Karp was granted an option to acquire 40,000 common shares. Dr. Karp's employment with the Corporation ended on August 31, 2001. Dr. Karp continued as a consultant to the Corporation.

     During the fiscal year ended October 31, 2001, the Corporation paid a total of Cdn. $1,922,836 in remuneration and Cdn. $98,459 in benefits to six senior executives, one of whom is no longer employed by the Corporation.

     In addition to the foregoing, the Corporation paid Cdn. $183,950 in severance to a former executive officer during the fiscal year ended October 31, 2001.

Remuneration of Directors

     During the fiscal year ended October 31, 2001, the Corporation paid a total of Cdn. $39,000 to its directors for their services in such capacity, including services provided in prior fiscal years. With the exception of Marc Paquin and Wayne G.Johnson, directors each received Cdn. $1,500 per meeting of the Board of Directors, Cdn. $750 per meeting of committees of the Board of Directors as well as reimbursement for travel expenses. Under the Corporation's 1996 Stock Option Plan, five directors received options in respect of an aggregate of 56,000 common shares at an exercise price of Cdn. $1.35 per share.

Option Grants During the Most Recently Completed Fiscal Year

     In March 1996, the Board of Directors of the Corporation created the 1996 Stock Option Plan for directors, officers, employees and service providers of the Corporation. Pursuant to the 1996 Stock Option Plan, options may be granted in respect of 2,423,295 common shares. The option price per share is set by the Board of Directors at the time of the granting of each option, but cannot be less than the closing price of the common shares on the Toronto Stock Exchange on the trading day immediately preceding the date of the grant. The maximum period during which an option may be exercised is ten years from the date of the grant.

     The following table sets out the details of all grants of options in Cdn. $ to the Named Executive Officers during the fiscal year ended October 31, 2001.

-------------------------------------------------------------------------------------------------------------------------
                                              % of Total
                                             Options Granted
                         ii)    Options      to Employees in                       Market Value on
         Name                   Granted      Financial Year     Exercise Price      Date of Grant       Expiration Date
-------------------------------------------------------------------------------------------------------------------------
Marc Paquin                     18,000               3.75%            $1.21               --           December 19, 2011
-------------------------------------------------------------------------------------------------------------------------
Wayne G. Johnson                12,000                2.5%            $1.35             $1.35          December 18, 2010

                               400,000               84.1%            $2.15             $2.15          December 18, 2010
-------------------------------------------------------------------------------------------------------------------------
Elaine Whitmore                 13,200                2.8%            $1.35             $1.35          December 18, 2010
-------------------------------------------------------------------------------------------------------------------------
James L. Roberts                11,000                2.3%            $1.35             $1.35          December 18, 2010
-------------------------------------------------------------------------------------------------------------------------
David Karp                      11,600                2.4%            $1.35             $1.35          December 18, 2010
-------------------------------------------------------------------------------------------------------------------------


                                 BOARD PRACTICES

     Directors are elected at each annual meeting for a term of office until the next annual meeting. Executive officers are appointed by the board of directors and serve at the pleasure of the board. Haemacure does not have written contracts with any of the directors named above. Haemacure does not have any pension plans or other type of plans providing retirement or similar benefits for directors, nor any benefits upon termination of service as a director.

     The Compensation Committee of the Board of Directors is composed of Paul Baehr and Pierre Alary. The Compensation Committee is responsible for considering terms of employment, inlcuding matters of compensation of senior officers, and recommending awards under the Corporation's 1996 Stock Option Plan to the Board of Directors, although the final decision regarding the compensation of such senior officers is actually determined by the Board. The Compensation Committee develops its recommendations based on the principle that Haemacure will pay for performance and be competitive with other firms of comparable size in similar fields. Haemacure's executive compensation program is comprised of a base salary and variable components in the form of an annual bonus opportunity and stock options. The annual bonus provides an opportunity for management and executive employees to earn an annual cash incentive based on the degree of achievement of objectives set by the Board of Directors. The variable components are designed to closely link the compensation of Haemacure's senior executives with the performance of Haemacure as a whole. At all times during the year ended October 31, 2001 and as at the date of this Annual Report, none of the members of the Compensation Committee was an officer or employee of the Corporation or its subsidiaries.

     The Audit Committee of the Board of Directors is composed of Paul Baehr, Louis Riopel, and Pierre Alary. None of these individuals are employees of Haemacure. The function of the Audit Committee is to meet with Haemacure's Chief Financial Officer and its independent auditors to review and inquire into matters affecting financial reporting, the system of internal accounting and financial controls and procedures and the audit procedure and audit plans. The Audit Committee also recommends to the Board of Directors the auditors to be appointed. In addition, the Audit Committee reviews quarterly financial statements and reviews and recommends to the Board of Directors for approval the annual financial statements. The Audit Committee also reviews with management and reports to the Board of Directors, on an annual basis, on the financial plans and objectives of Haemacure. At all times during the year ended October 31, 2001 and as at the date of this Annual Report, none of the members of the Audit Committee was an officer or employee of Haemacure or its subsidiaries, except for Mr. Riopel, who is an officer of the Corporation.

                                    EMPLOYEES

     As of October 31, 2001, Haemacure and HAE-US had a total of 43 employees, of which 24 were engaged directly in sales and marketing, 14 in finance and administration, and 5 in product development, regulatory affairs and quality assurance. Seven of these employees work at Haemacure's office in Montreal, Canada, while 36 work at Haemacure's office in Sarasota, Florida. Haemacure maintains compensation, benefits, equity participation and work environment policies intended to assist in attracting and retaining qualified personnel. No employee of Haemacure is represented under a collective bargaining agreement, nor has Haemacure experienced any work stoppage, or employee-related litigation.

                                 SHARE OWNERSHIP

     The following table sets forth certain information as of February 28, 2002, concerning the share ownership of the directors of Haemacure and the executive officers listed in the Summary Compensation Table above. All dollar amounts in the following table are Canadian dollars. The ownership information given below has not changed materially as of January 31, 2003.


                                      Number of Common                                               Percentage of
                                      Shares which may      Range of                                 Common Shares
                  Number of Common   be acquired under   Exercise Price     Range of Expiration      Beneficially
        Name      Shares Owned(1)      Option Plan(2)      of Options        Dates of Options          Owned(3)
        ----      ---------------      --------------      ----------        ----------------          --------
   M. Paquin        982,415               318,000         $1.00 to 7.00      Sept. 1, 2009 to           3.46%
                                                                             Indefinite

   D. Karp          -                      74,600         $1.35 to 5.60      June 30, 2007 to             -
                                                                             December 18, 2010

   J. Roberts       7,000                  61,000         $1.35 to 2.05      January 5, 2010 to           *
                                                                             December 18, 2010

   E.Whitmore       -                      54,000         $1.35 to 5.60      June 30, 2007 to             -
                                                                             December 18, 2010

   P. Baehr         -                      34,000         $1.35 to 5.60      November 17, 2008 to         -
                                                                             December 18, 2010

   F. Bellido       -                      20,000         $1.35 to 2.60      December 3, 2009 to          -
                                                                             December 18, 2010

   W. Johnson       65,770                476,701         $1.35 to 5.60      November 17, 2001 to         *
                                                                             December 18, 2010

   L. Riopel        5,000                  52,000         $1.35 to 5.60      November 18, 2006 to         *
                                                                             December 18, 2010

   P. Alary         2,000                  -              -                  -                            *

   N. Wiener        1,000                  -              -                  -                            *

*represents less than 1%

(1) Represents shares owned beneficially by the named individual other than those shares which may be acquired under
Haemacure's option plan. Unless otherwise noted, all persons referred to above have sole voting and sole investment power.

(2) Includes all shares which the named individual has the right to acquire under all vested and unvested options granted to such individual under Haemacure's option plan.

(3) This information is based on 28,400,917 Common Shares outstanding as of February 28, 2002.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

                               MAJOR SHAREHOLDERS

     The following table includes the name of the shareholders owning of record or beneficially, to the knowledge of Haemacure, more than 5% of the issued and outstanding Common Shares of Haemacure as of February 28, 2002. Unless otherwise indicated, the shareholders identified in this table have sole voting and investment power with respect to all Common Shares shown as beneficially owned by them. Additionally, unless otherwise indicated below, none of the major shareholders have any different voting rights than any other holders of Common Shares. Other than as set forth below, Haemacure believes the ownership information given below has not changed materially as of January 31, 2003.


       Name and place of residence         Number of shares held      Percentage
       ---------------------------         ---------------------      ----------

       ZLB Foundation                            4,604,332               16.21%
       Bern, Switzerland (1)

       AGF Funds Inc. and Global Strategy        3,136,400               11.04%
       Financial,  Inc., collectively
       Toronto, Ontario  (2)

       Societe generale de financement           2,759,554                9.72%
       du Quebec Montreal, Quebec  (3)


(1) ZLB Bioplasma AG is a subsidiary of CSL Limited of Victoria, Australia, a healthcare products company

(2) AGF Funds Inc. and Global Strategy Financial Inc. are mutual fund managers.

(3) These shares are indirectly owned through a wholly owned subsidiary, SGF Sante Inc. Societe generale de financement du Quebec ("SGF") is an industrial and financial holding company that was created by the Government of Quebec in 1962. SGF was organized to invest in Quebec-related businesses for the purpose of enhancing the long-term economic development of Quebec. SGF, in conjunction with private investors, invests in businesses in numerous sectors, including high technology, health, agri-food, and metals and minerals. SGF invested CD$6 million in Haemacure in 1994.

     AGF Funds and Global Strategy Financial became record holders of more than 10% of the Common Shares on September 27, 2000, when they collectively acquired 73,000 Common Shares on the open market. On January 17, 2001, they acquired an additional 463,900 Common Shares on the open market. As of January 31, 2003, AGF owned 3,016,800 shares.

     Except for the foregoing ownership changes and share acquisitions, and except for dilution caused by Haemacure's stock offerings in June 2000, August 2000, and June 2001, Haemacure is not aware of any significant change in the percentage ownership of Common Shares held by any of the above major shareholders during the past three years.

     According to information furnished by Haemacure's transfer agent, as of March 15, 2002, and January 31, 2003, Haemacure had 24 shareholders of record holding 28,400,917 Common Shares, of which 5 shareholders holding 533,436 Common Shares (representing 1.88% of the issued Common Shares) had an address of record in the United States.


ITEM 8.  FINANCIAL INFORMATION

See Item 17 (Financial Statements).

Legal Proceedings

As of October 31, 2001, Haemacure was not a party to any material legal proceedings.

Dividend Policy

     To date, Haemacure has not paid any dividends on its Common Shares and does not intend to declare any cash dividends in the foreseeable future.

Significant Changes

The following are significant changes that have occurred with respect to Haemacure since October 31, 2001:

     On March 1, 2002, Haemacure entered into a new licensing agreement with ZLB Bioplasma. The new licensing agreement provides that:

     o ZLB Bioplasma will pay Haemacure Cdn. $12.7 million in cash over a one year period;

     o Haemacure will take over responsibility for the manufacturing of the Hemaseel HMN product, at a location to be determined, as well as the clinical studies and registration of products based on the Hemaseel HMN technology;

     o ZLB Bioplasma will transfer to Haemacure of all technology possessed by ZLB Bioplasma related to Hemaseel HMN as well as certain specialized manufacturing equipment;

     o ZLB Bioplasma will make cash payments of Cdn. $7.1 million to Haemacure when and if Haemacure reaches certain milestones towards the manufacturing of Hemaseel HMN; and

     o ZLB Bioplasma will receive a 3% royalty on all net revenues received by Haemacure on the sale of Hemaseel HMN fibrin sealant for a period of ten years after commercialization.

     Haemacure is currently investigating options to establish a dedicated Hemaseel HMN manufacturing facility where the technology may be more fully exploited.

     On October 24, 2002, Haemacure set up credit facilities with GATX/MM Venture Finance Partnership ("GATX"). The arrangement provides that:

     o GATX will lend Haemacure US $2,250,000 at an interest rate of 12.9% for an 18-month term;

     o The loan is secured by a hypothec on a US $3.5 million receivable from ZLB Bioplasma and a chattel mortgage on Haemacure's menufacturing equipment located at BPL's facilities in England; and

     o If Haemacure does not repay the laon in full on March 31, 2003, it shall arrande for an irrevocable letter of credit in the amount of US $1,125,000 to be issued by a Schedule I Canadian chartered bank in favor of GATX, for a term of no less than 13 months.

     Subsequent to the end of the fiscal year, Elaine Whitmore and Jack Lynch terminated their employment with Haemacure.

     In March 2002, Haemacure and ZLB agreed to terminate the 1999 license agreement between the parties regarding the HMN technology. The termination of the license agreement involved the return to Haemacure of worldwide rights to Hemaseel HMN in consideration for royalties on future sales of the product. Additional information regarding this agreement is set forth in Item 4 of this annual report.

     On November 1, 2001, the Corporation retroactively adopted the new accounting recommendations of the Canadian Institute of Chartered Accountants with respect to accounting for foreign exchange gains or losses on monetary items and non-monetary items carried at market that have a fixed or ascertainable life extending beyond the end of the following year. Previously, these gains and losses were deferred and amortized on a straight-line basis over the term of the related items. The new recommendations require that these gains and losses be included in the determination of net income as they arise.

     This change in accounting policy has been applied retroactively and has had the following impact on the financial statements: as of October 31, 2002, total assets decreased by $401,513, deficit increased by $401,513, and net income for 2002 increased by $306,788. As of October 31, 2001, total assets decreased by $708,301, deficit increased by $708,301, and net loss for 2001 increased by $381,480. For 2000, net loss increased by $299,411.

     For the quarter ended July 31, 2002, Haemacure included in the notes to its unaudited interim consolidated financial statements a note to the effect that the statements were prepared on a going concern basis, which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future, and that Haemacure has not realized profit from operations since its inception and there can be no assurance that it will either achieve or maintain profitability in the future. Haemacure also stated in such note that it will also require additional financing to fund its continuing operations, and that it is seeking additional funds through additional financing whether by way of private placement or public offering. Haemacure stated that its ability to continue as a going concern is dependent on raising additional financing and achieving and maintaining profitable operations.

     On December 23, 2002, Haemacure filed a Form 15 with the United States Securities and Exchange Commission de-registering its common stock and stock purchase rights from Section 12 of the Securities Exchange Act of 1934, as amended.

     Additionally, the FTC extended the license agreement between Baxter and Haemacure until at least July 2003, by granting the third of four potential extensions under the license agreement and ITC Consent Order. In addition, in December 2002, Haemacure and Baxter extended the manufacturing agreement between the parties until the termination date of the earlier of (i) licensure of the BPL facility to produce Hemaseel APR; or (ii) December 31, 2004.

ITEM 9.  THE OFFER AND LISTING

                        Trading Market AND TRADING PRICES

     The Common Shares of Haemacure are traded on the Toronto Stock Exchange under the symbol "HAE" and were also, until December 3, 1999, listed on the Montreal Stock Exchange. Currently, the Common Shares are not traded on a United States exchange or listed for quotation on any United States quotation system. The following table sets forth, for the periods indicated, the high and low sale prices per share (in Canadian Dollars) for Haemacure's Common Shares.

A.  Five Most Recent Financial Years

                                  Annual High         Annual Low
                                  -----------         ----------

         Fiscal 1997                 $5.50               $1.75
         -----------

         Fiscal 1998                 $8.00               $2.35
         -----------

         Fiscal 1999                 $6.40               $2.20
         -----------

         Fiscal 2000                 $6.00               $1.75
         -----------

         Fiscal 2001                 $2.60               $0.85
         -----------

B.  Two Most Recent Financial Years

                                           High                 Low
                                           ----                 ---
         Fiscal 2000
         -----------
                  First Quarter           $3.40                $1.80

                  Second Quarter          $6.20                $2.80

                  Third Quarter           $3.45                $2.00

                  Fourth Quarter          $2.89                $1.75

         Fiscal 2001
         -----------
                  First Quarter           $2.60                $0.95

                  Second Quarter          $2.45                $1.24

                  Third Quarter           $1.64                $1.12

                  Fourth Quarter          $1.40                $0.71


C.  Most Recent Six Months

            Month                          High                  Low
            -----                          ----                  ---

     November 2001                        $1.75                $0.72

     December 2001                        $1.50                $1.10

     January 2002                         $1.25                $0.98

     February 2002                        $1.12                $0.91

     March 2002                           $1.23                $0.92

     April 2002                           $1.32                $1.05

     May 2002                             $1.32                $1.05

     June 2002                            $1.27                $1.01

     July 2002                            $1.08                $0.88

     August 2002                          $1.10                $0.80

     September 2002                       $1.17                $0.76

     October 2002                         $0.86                $0.65

     November 2002                        $0.88                $0.65

     December 2002                        $0.90                $0.70

     January 2003                         $0.85                $0.62

ITEM 10. ADDITIONAL INFORMATION

                      Articles of Incorporation AND BYLAWS

     Haemacure's Articles of Amalgamation, as amended, which we refer to as our Articles of Amalgamation, are on file with Industry Canada under Corporation No. 326868-3. Our Articles of Amalgamation do not include a stated purpose and do not place any restrictions on the business that Haemacure may carry on.

DIRECTORS

     A director of our corporation need not be a shareholder. In accordance with our Articles of Amalgamation as amended and bylaws and the Canada Business Corporations Act, a majority of our directors need not be residents of Canada. However, our bylaws provide that the directors may transact business only at a meeting at which a majority of the directors present are resident Canadians. In order to serve as a director, a person must be a natural person at least 18 years of age, of sound mind and not bankrupt. Our bylaws impose a mandatory retirement age of 75 years old for directors.

     A director who is a party to, or who is a director or officer of or has a material interest in any person who is a party to, a material contract or transaction or proposed material contract or transaction with our corporation must disclose to Haemacure the nature and extent of his or her interest at the time and in the manner provided by the Canada Business Corporations Act and our bylaws. The Canada Business Corporations Act prohibits such a director from voting on any resolution to approve the contract or transaction unless the contract or transaction:

     o is an arrangement by way of security for money lent to or obligations undertaken by the director for the benefit of Haemacure or an affiliate;

     o relates primarily to his or her remuneration as a director, officer, employee or agent of Haemacure or an affiliate;

     o is for indemnity or insurance for director's liability as permitted by the Canada Business Corporations Act; or

     o    is with an affiliate.

     Our board of directors may, on behalf of the corporation and without authorization of our shareholders:

     o    borrow money on the credit of the corporation;

     o    issue, reissue, sell or pledge debt obligations of the corporation;

     o give a guarantee on behalf of the corporation to secure performance of an obligation of any person; and

     o mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the corporation, owned or subsequently acquired, to secure any obligation of the corporation.

     Unless a unanimous shareholder agreement relating to the corporation otherwise provides, the directors may, by resolution, delegate the powers referred to herein to a director, a committee of directors or an officer of the corporation.

     The Canada Business Corporations Act prohibits the giving of financial assistance to any shareholder, director, officer or employee of the corporation or of an affiliated corporation or to an associate of any such person for any purpose or to any person for the purpose of or in connection with a purchase of a share issued or to be issued by the corporation or its affiliates, where there are reasonable grounds for believing that the corporation is or, after giving the financial assistance, would be unable to pay its liabilities as they become due, or the realizable value of the corporation's assets excluding the amount of any financial assistance in the form of assets pledged or encumbered to secure a guarantee, after giving the guarantee, would be less than the aggregate of the corporation's liabilities and stated capital of all classes. These borrowing powers may be varied by the corporation's bylaws or its articles of incorporation. However, our bylaws and Articles of Amalgamation do not contain any restrictions on or variations of these borrowing powers.

CLASSES OF STOCK

     Our Articles of Amalgamation authorize the issuance of an unlimited number of common shares and an unlimited number of preferred shares. The holders of the common shares of Haemacure are entitled to receive notice of and to attend all meetings of the shareholders of Haemacure and have one vote for each common share held at all meetings of the shareholders of Haemacure. Our directors are elected at each annual meeting of shareholders and do not stand for reelection at staggered intervals. The holders of common shares are entitled to receive dividends and our corporation will pay dividends, as and when declared by our board of directors, out of moneys properly applicable to the payment of dividends, in such amount and in such form as our board of directors may from time to time determine, and all dividends which our board of directors may declare on the common shares shall be declared and paid in equal amounts per share on all common shares at the time outstanding. In the event of the dissolution, liquidation or winding-up of the corporation, whether voluntary or involuntary, or any other distribution of assets of the corporation among its shareholders for the purpose of winding up its affairs, the holders of the common shares will, subject to any preferences held by holders of preferred shares, be entitled to receive the remaining property and assets of the corporation.

     The rights, privileges, conditions and restrictions attaching to the preferred shares are as follows:

     o the preferred shares may be issued in one or more series as may be determined by resolution of the board of directors of the corporation;

     o the board of directors of the corporation shall, by resolution, determine the designation, rights, privileges, conditions and restrictions to be attached to the preferred shares of each series;

     o no preferred shares shall have voting rights at shareholder meetings, except as required by the Canada Business Corporations Act and except in the event that the corporation fails to pay a certain number of dividends (as specified in the resolutions creating the series of preferred shares);

     o the preferred shares are entitled to a preference over the common shares with respect to dividends (such preference to be determined by resolution of the board of directors) and shall rank on parity with other series of preferred shares with respect to dividends; and

     o upon the liquidation, dissolution, or winding-up of the corporation, the holders of preferred shares shall be entitled to receive, before any distribution is made to holders of common shares, an amount per share equal to the price at which such share was issued.

     There are no preferred shares currently issued and outstanding, and the board of directors of Haemacure has not designated any series of preferred shares.

ACTION NECESSARY TO CHANGE RIGHTS OF SHAREHOLDERS

     In order to change the rights of our shareholders, we would need to amend our Articles of Amalgamation to effect the change. An amendment to change the rights of common shares would require the affirmative vote of the holders of at least two-thirds of the common shares represented in person or by proxy at the shareholders' meeting called to consider the amendment and voting with respect thereto and an amendment to change the rights of preferred shares would require the affirmative vote of the holders of at least two-thirds of the preferred shares represented in person or by proxy at the shareholders' meeting called to consider the amendment and voting with respect thereto.

MEETINGS OF SHAREHOLDERS

     An annual meeting of shareholders is held each year for the purpose of considering the financial statements and reports, electing directors, appointing auditors and for the transaction of other business as may be brought before the meeting. The board of directors has the power to call a special meeting of shareholders at any time. Notice of the time and place of each meeting of shareholders must be given not less than 21 days, nor more than 50 days, before the date of each meeting to each director, to the auditor and to each shareholder entitled to vote who, at the close of business on the record date for notice, if any, is entered in the securities register as the holder of one or more shares of the corporation carrying the right to vote at the meeting. Notice of a meeting of shareholders called for any purpose other than consideration of financial statements and auditor's report, the election of directors and reappointment of the incumbent auditor, shall state the nature of the business in sufficient detail to permit the shareholder to form a reasoned judgment on and shall state the text of any special resolution to be submitted to the meeting. The only persons entitled to be present at a meeting of shareholders are those entitled to vote, the directors of the corporation and the auditor of the corporation. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the chairman of the meeting.

LIMITATIONS ON RIGHT TO OWN SECURITIES

     Neither Canadian law nor our articles or bylaws limit the right of a nonresident to hold or vote our shares, other than as provided in the Investment Canada Act (the "Investment Act"), as amended by the World Trade Organization Agreement Implementation Act. The Investment Act generally prohibits implementation of a direct reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a "Canadian," as defined in the Investment Act (a "non-Canadian"), unless, after review, the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in our shares by a non-Canadian (other than a "WTO Investor," as defined below) would be reviewable under the Investment Act if it were an investment to acquire direct control of our corporation, and the value of the assets of our corporation were Cdn. $5.0 million or more (provided that immediately prior to the implementation of the investment our corporation was not controlled by WTO Investors). An investment in our shares by a WTO Investor (or by a non-Canadian other than a WTO Investor if, immediately prior to the implementation of the investment our corporation was controlled by WTO Investors) would be reviewable under the Investment Act if it were an investment to acquire direct control of our corporation (in 2001) and the value of the assets of our corporation equaled or exceeded Cdn. $209.0 million. A non-Canadian, whether a WTO Investor or otherwise, would be deemed to acquire control of our corporation for purposes of the Investment Act if he or she acquired a majority of the our shares. The acquisition of less than a majority, but at least one-third of our shares, would be presumed to be an acquisition of control of our corporation, unless it could be established that we were not controlled in fact by the acquirer through the ownership of our shares. In general, an individual is a WTO Investor if he or she is a "national" of a country (other than Canada) that is a member of the World Trade Organization ("WTO Member") or has a right of permanent residence in a WTO Member. A corporation or other entity will be a "WTO Investor" if it is a "WTO investor-controlled entity," pursuant to detailed rules set out in the Investment Act. The United States is a WTO Member. Certain transactions involving our shares would be exempt from the Investment Act, including: (a) an acquisition of our shares if the acquisition were made in the ordinary course of that person's business as a trader or dealer in securities; (b) an acquisition of control of our corporation in connection with the realization of a security interest granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Act; and (c) an acquisition of control of our corporation by reason of an amalgamation, merger, consolidation or corporate reorganization, following which the ultimate direct or indirect control in fact of our corporation, through the ownership of voting interests, remains unchanged.

CHANGE OF CONTROL

     There are no provisions of our bylaws or Articles of Amalgamation that would have an effect of delaying, deferring or preventing a change in control of the corporation and that would operate only with respect to a merger, acquisition or corporate restructuring involving the corporation. Our bylaws do not contain a provision governing the ownership threshold above which shareholder ownership must be disclosed.

     On January 24, 2001, the Board of Directors of Haemacure adopted a Shareholder Protection Rights Plan. The plan provides for the issuance of one common share purchase right (a "Right") for each outstanding Common Share of Haemacure. The Rights are designed to provide protection against abusive takeover tactics such as partial tender offers, selective open-market purchases, and offers for all of the Common Shares at less than full value or at an inappropriate time. The Rights will be exercisable only if a person or group of affiliated persons acquires 20% or more of the outstanding Common Shares of Haemacure or announces an intent to commence an offer to purchase 20% of the Common Shares. Each Right will initially entitle shareholders to buy one Common Share at a price of $75 per share, subject to adjustment. If any person becomes a 20% or greater shareholder of Haemacure (a "Flip-In Event"), each Right (subject to certain limitations) will entitle its holder to purchase, upon the exercise of such Right, a number of Common Shares equal to the exercise price (currently $75) divided by one-half the closing price of the Common Shares on the Toronto Stock Exchange on that date on which such person become a 20% or greater shareholder. However, the Board of Directors may, under certain circumstances, waive the consequences of a particular Flip-In Event so that there would be no adjustment to the Rights upon the occurrence of the Flip-In Event. Also, at or prior to the time that the Rights first become exercisable, the Board of Directors of Haemacure may redeem all of the Rights at a price of $0.01 per Right, at which time the Rights will terminate. The foregoing is a very brief and incomplete summary of the Shareholder Protection Rights Plan, and you should be aware that the plan has a number of exceptions and conditions. Consequently, the foregoing summary is qualified in its entirety by reference to the actual plan document.

                               MATERIAL CONTRACTS

The following is a summary of our company's material contracts entered into since April 30, 1999:

     1. License Agreement, dated April 21, 1997, between Haemacure and Baxter, as amended on July 8, 1997. This agreement provides for the perpetual license by Haemacure from Immuno of the right to manufacture, market, and sell the liquid formulation of fibrin sealant that Haemacure currently markets under the name Hemaseel APR. Under the license agreement, Haemacure is committed to make milestone payments to Immuno of US $2.5 million in June 2004 and of US $2.75 million in June 2006. In addition, Haemacure must pay US $1.5 million to Baxter when the FDA approves the manufacture of Hemaseel APR by Haemacure. Under the license agreement, Haemacure has already paid Baxter US $1 million at the time of the FTC's approval of the license agreement, US $250,000 upon the FDA's licensure of the product in 1998, US $1 million for the delivery of the first order of Hemaseel APR, and US $2.5 million as a milestone payment in September 2001. Additional information regarding this agreement is set forth in Item 4 of this Annual Report.

     2. Manufacturing Agreement, dated April 21, 1997, between Haemacure and Baxter. This agreement requires Baxter to manufacture Hemaseel APR for Haemacure at a fixed price until July 28, 2002. Additional information regarding this agreement is set forth in Item 4 of this Annual Report.

     3. License Agreement, dated April 1999, between Haemacure and the ZLB Central Laboratory Blood Transfusion Service, SRC. Under this agreement, the ZLB acquired the right to market Hemaseel HMN and a worldwide non-exclusive license to Haemacure's patents and technology relating to Hemaseel HMN. In consideration of this license, the ZLB assumed all future financial and managerial responsibilites with respect to the completion of clinical trails for Hemaseel HMN in the United States and Europe, as well as for the completion of regulatory submissions and licensing of Hemaseel HMN. This license agreement expires upon the expiration of the patent for Hemaseel HMN. Additional information regarding this agreement is set forth in Item 4 of this Anual Report.

     4. Supply Agreement, dated June 15, 1999, between Haemacure and the ZLB Central Laboratory Blood Transfusion Services, SRC. Under this agreement, the ZLB agreed to complete its dedicated manufacturing facility and supply Haemacure with Hemaseel HMN and improved products based on Haemacure techonology for a period of ten years from the date of first United States or European regulatory approval. Additional information regarding this agreement is set forth in Item 4 of this Annual Report.

     5. Termination and Licensing Agreement with ZLB Bioplasma. See "Significant Changes."

     6. Manufacturing Agreement, dated March 2000, between Haemacure and Bio Products Laboratory (BPL). Under this agreement, BPL has agreed to develop a dedicated manufacturing facility for the manufacture of Hemaseel APR and Hemaseel APR (FF) and to manufacture and supply the two products to Haemacure. Haeamcure is responsible for the purchase of all equipment and is required to pay BPL for time and material necessary to redesign and construct the manufacturing section of BPL's current facility in Elstree, U.K. Once BPL commences the manufacture of the product, the price for the Hemaseel APR will be $37.25 per ml, which can be adjusted provided that minimum purchases are exceeded, product mix changes, or other factors occur. This agreement expires five years after the FDA approves the Biologics License Application for the manufacture of the products. Additional information regarding this agreement is set forth in Item 4 of this Annual Report.

     7. Supply and Development Agreement, dated March 16, 1999, between Haemacure and micromedics, inc. Under this agreement, micromedics has agreed to manufacture al of Haeamcure's requirements of the HemaSyst delivery system. The contract is for an initial three-year term, which automatically renews for successive one year terms unless notice to the contrary is given by either party at least 120 days in advance. Additional information regarding this agreement is set forth in Item 4 of this Annual Report.

     8. Employment Letter Agreement, dated September 9, 1999, between Haemacure and Marc Paquin. This letter agreement outlines the terms of Mr. Paquin's employment with Haemacure. The term of employment is for two years, beginning on September 2, 1999, but the term will automatically renew on a year-to-year basis unless Haemacure provides one-year's notice of desire not to renew. Under this agreement, Mr. Paquin's base salary is US $225,000 per year, which will be increased annually in accordance with the U.S. Consumer Price Index. Mr. Paquin will also be entitled to an annual performance bonus if certain objectives are achieved. In connection with the agreement, Mr. Paquin was granted an option to purchase 100,000 Common Shares of Haemacure.

     9. Loan and Security Agreement, dated November 20, 2001, between HAE-US and UPS Capital Corporation. This agreement provides for a revolving credit facility of up to US $6 million secured by HAE-US's accounts receivable, inventory, equipment located in the U.S., and intangible assets. This credit facility bears interest at the U.S. prime rate plus 2.25%, and the facility has an initial term of three years.

     10. Agreement, dated February 15, 2001, between Haemacure and Pharmacia Corporation. Under this agreement, Pharmacia appointed Haemacure as Pharmacia's exclusive outside sales and marketing representative for Pharmacia's Gelfoam product in North America. The agreement sets forth a commission structure applicable to sales of Gelfoam to North American accounts that are listed in the agreement. The agreement is for a three-year term, but the agreement automatically renews on a year-to-year basis unless one of the parties gives notice of nonrenewal at least 90 days prior to the end of the term or the end of any renewal term.

     11. Settlement Agreement, dated September 10, 2001, between Haemacure and Immuno International AG. This agreement resolves disputes between Haemacure and Immuno regarding the cost of Hemaseel APR product and other financial issues under their manfuacturing agreement. Under this Settlement Agreement, Haemacure was refunded US $1.5 million for past purchases of Haemacure APR, and the parties also agreed upon fixed prices for Hemaseel APR for the remainder of the manfuacturing agreement. Further, the parties agreed upon pricing for the Feiba component to be supplied by Immuno for production of the Hemaseel APR at the BPL facility, as well as the cost of the Duploject delivery device.

       Exchange Controls and Other Limitations Affecting Security Holders

     Haemacure is a Canadian corporation. Most of the directors, controlling persons and officers of Haemacure are residents of Canada and a substantial portion of their assets are located outside of the United States. As a result, it may be difficult for investors to effect service of process within the United States upon the directors, controlling persons or officers who are not residents of the United States or to realize, in the United States, upon judgments of courts of the United States predicated upon the civil liability under Federal securities laws of the United States. There is doubt as to enforceability in Canada against Haemacure or against any of its directors, controlling persons or officers who are not residents of the United States, in original actions or in actions for enforcement of judgments of United States courts, of liabilities predicated solely upon Federal securities laws of the United States.

     There is no law, regulation or governmental decree in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of common stock, other than withholding tax requirements described in Item 7 below.

     There is no limitation imposed by Canadian law or by the charter or other constituent documents of Haemacure on the right of a non-resident of Canada to hold or vote Haemacure's Common Shares, other than as provided in the Investment Canada Act. The following summarizes the principal relevant features of the Investment Canada Act.

     Under the Investment Canada Act, the acquisition of control of a Canadian business by a non-Canadian (including U.S. investors) is subject to notification, which may be filed post-closing, or review, which requires that the Minister responsible for administration of the Investment Canada Act (the "Minister") be satisfied that the proposed transaction be of net benefit to Canada prior to closing.

     Haemacure is a Canadian business for the purposes of the Investment Canada Act. A non-Canadian would acquire control of Haemacure for purposes of the Investment Canada Act if it acquired a majority of the Common Shares, or less than a majority, but one-third of the Common Shares, unless it can demonstrate that it does not thereby control Haemacure, or if it acquired all or substantially all of the assets of Haemacure.

     Under the Investment Canada Act, the size of the Canadian business is measured against thresholds to determine if review or notification is required. In a transaction that involves a national of a member country of the World Trade Organization (the "WTO") (which includes U.S. investors), the transaction is not reviewable, and is subject to the notification requirement only if, on a direct acquisition of control, the Canadian business has gross assets of less than Cdn. $223 million (for 2003). The Federal Government has taken the position that an indirect acquisition of control of a Canadian business by a WTO investor is not reviewable and subject to notification only, except where the Canadian business is engaged in a cultural business. In this case, the Minister has the discretion to order a review following filing of a notification. In circumstances where the acquiror is not a WTO investor or the Canadian business falls within a special category, such as a business involving culture, heritage, transportation services, financial services or uranium mining, the threshold for review of a direct acquisition is Cdn.$5 million and, for an indirect acquisition, is Cdn.$50 million. With respect to acquisitions of control of cultural businesses that are below these review thresholds, the Minister, as noted above, has the discretion to order the review of such investments following notification.



     Certain transactions in relation to Haemacure's Common Shares would be exempt from the Investment Canada Act, including:

     a) an acquisition of Common Shares by a person in the ordinary course of that person's business as a trader or dealer in securities;

     b) an acquisition of control of Haemacure in connection with the realization of a security interest granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Canada Act; and

     c) an acquisition of control of Haemacure by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control of Haemacure, through the ownership of voting interests, remains unchanged.


                                    Taxation

     The tax consequences of an investment in Haemacure are complex and based on tax provisions that are subject to change. Prospective investors are urged to consult with, and must depend upon, their own tax advisors with specific reference to their own tax situations as to the income and other tax consequences of an investment in Haemacure.

Canadian Federal Income Tax Considerations

     The brief discussion below summarizes the material Canadian federal income tax consequences of acquiring, holding and disposing of Haemacure's Common Shares for an investor who (i) is not resident in Canada for the purposes of the Income Tax Act (Canada) (the "Tax Act"), (ii) is resident in the United States and not resident in Canada for the purposes of the Canada-United States Income Tax Convention (1980) (the "Convention"), (iii) holds his Common Stock as capital property, (iv) does not and is not deemed to carry on business in Canada, and (v) does not and is not deemed to perform independent personal services in Canada. Such discussion is based on the current provisions of the Tax Act and the regulations thereunder and on Haemacure's understanding of the current administrative practices of The Canada Customs and Revenue Agency, and takes into account all specific proposals to amend the Tax Act or regulations made by the Minister of Finance of Canada before the date hereof. The discussion is general only and is not a substitute for independent advice from an investor's own tax advisor.

Dividends on Common Shares

     Generally, a shareholder of Haemacure resident in the United States is subject to Canadian withholding tax at the rate of 15% on dividends paid by Haemacure. The rate of Canadian withholding tax is reduced to 5% if the shareholder is a corporation resident in the United States which beneficially owns at least 10% of the voting stock of Haemacure.

Disposition of Common Shares

     Generally, a shareholder resident in the United States would not be subject to Canadian tax on taxable capital gains realized on a disposition of Common Shares, unless the shareholder, persons with whom the shareholder did not deal at arm's length, or the shareholder, together with all such persons, owned 25% or more of the shares of any class of Haemacure's stock at any time in the five years preceding the disposition. However, the Convention will generally relieve United States residents from liability for tax under the Tax Act on capital gains derived on a disposition of Common Shares unless the value of the shares of Haemacure is derived principally from real property in Canada. Haemacure does not believe that the value of its shares is currently derived principally from real property in Canada.

U.S. Federal Income Tax Considerations for U.S. Persons

     The following paragraphs contain a summary of certain U.S. federal income tax considerations for U.S. Persons (as defined below) who hold Common Shares of Haemacure. This summary is based upon the Internal Revenue Code of 1986, as amended (the "Code"), U.S. Treasury regulations, rulings of the Internal Revenue Service (the "IRS"), and judicial decisions in existence on the date hereof, all of which are subject to change. Any such change could apply retroactively and could have adverse consequences to Haemacure and its shareholders. This summary is necessarily general and does not attempt to summarize all aspects of the federal tax laws (and does not attempt to summarize any state or local laws) that may affect an investor's acquisition of an interest in Haemacure. No ruling from the IRS will be requested and no assurance can be given that the IRS will agree with the tax consequences described in this summary.

     For purposes of this discussion, the term "U.S. Person" means (a) an individual who is a citizen of the United States or who is resident in the United States for United States federal income tax purposes, (b) a corporation or a partnership that is organized under the laws of the United States or any state thereof, (c) an estate the income of which is subject to United States federal income taxation regardless of its source, or (d) a trust (i) that is subject to the supervision of a court within the United States and is subject to the control of one or more United States persons as described in section 7701(a)(30) of the Code, or (ii) that has a valid election in effect under applicable Treasury regulations to be treated as a United States person. The term "U.S. Holder" means a shareholder of Haemacure who is a U.S. Person. The term "foreign corporation" means an entity that is classified as a corporation for U.S. federal income tax purposes and that is not organized under the laws of the United States or any state thereof.

     This summary does not discuss all United States federal income tax considerations that may be relevant to U.S. Holders in light of their particular circumstances or to certain holders that may be subject to special treatment under United States federal income tax law (for example, insurance companies, tax-exempt organizations, financial institutions, dealers in securities, persons who hold shares as part of a straddle, hedging, constructive sale, or conversion transaction, U.S. Holders whose functional currency is not the U.S. dollar, and U.S. Holders who acquired shares through exercise of employee stock options or otherwise as compensation for services). Furthermore, this summary does not address any aspects of state or local taxation.

Dividends and gains on sale

     Except as described below with respect to the "passive foreign investment company" rules, distributions by Haemacure to a U.S. Holder will be treated as ordinary dividend income to the extent of Haemacure's current and accumulated earnings and profits. Such dividends will not be eligible for the dividend-received deduction generally allowed under the Code to dividend recipients that are U.S. corporations. The amount of any distribution in excess of Haemacure's current and accumulated earnings and profits will first be applied to reduce the U.S. Holder's tax basis in its Common Shares, and any amount in excess of tax basis will be treated as gain from the sale or exchange of the Common Shares. Except as described below with respect to the "passive foreign investment company" rules, any gain recognized by a U.S. Holder on a sale or exchange of Common Shares (or on a distribution treated as a sale or exchange) generally will be treated as capital gain. Capital gains of corporations are taxable at the same rate as ordinary income. With respect to non-corporate taxpayers, the excess of net long-term capital gain over net short term capital loss may be taxed at a substantially lower rate than is ordinary income. A capital gain or loss is long-term if the asset has been held for more than one year and short-term if held for one year or less. In addition, the distinction between capital gain or loss and ordinary income or loss is relevant for purposes of limitations on the deductibility of capital losses.

     A U.S. Holder generally may claim a credit against its U.S. federal income tax liability for Canadian income tax withheld from dividends received on Common Shares. The amount of this credit is subject to several limitations under the Code.

Controlled foreign corporation rules

     A foreign corporation generally is classified as a "controlled foreign corporation" (a "CFC") if more than 50% of the corporation's shares (by vote or value) are owned, directly or indirectly, by "10% U.S. Shareholders". For this purpose, a "10% U.S. Shareholder" is a U.S. Person that owns, directly or indirectly, shares possessing 10% or more of the voting power in the foreign corporation. Haemacure believes that it is not a CFC at the present time. If Haemacure were a CFC, each 10% U.S. Shareholder that owns, directly or indirectly through foreign entities, an interest in Haemacure generally would be required to include in its gross income for U.S. federal income tax purposes a pro-rata share of any "Subpart F" income earned by Haemacure, whether or not such income is distributed by Haemacure. Subpart F income generally includes interest, dividends, royalties, and gain on the sale of stock or securities.

Foreign personal holding company rules

     In general, a foreign corporation is a "foreign personal holding company" (a "FPHC") during a taxable year if (i) at any time during the taxable year, more than 50% of the shares (by vote or value) of the corporation are owned, directly or indirectly, by five or fewer individuals who are U.S. Persons, and
(ii) at least 50% of the gross income of the corporation for the taxable year consists of "foreign personal holding company income" (such as dividends, interest, royalties, and gains on the sale of stock or securities).

     Haemacure believes that it is not a FPHC at the present time. If Haemacure were a FPHC, each U.S. Person that owns, directly or indirectly through foreign entities, an interest in Haemacure generally would be required to recognize, as a dividend, the U.S. Person's share of the undistributed annual income of Haemacure.

Passive foreign investment company rules

     In general, a foreign corporation is a "passive foreign investment company" (a "PFIC") during a taxable year if 75% or more of its gross income for the taxable year constitutes "passive income" or if 50% or more of its assets held during the taxable year produce, or are held for the production of, passive income. For this purpose, the "gross income" of Haemacure equals Haemacure's gross revenue from sales, less the cost of goods sold (as determined under U.S. federal income tax principles), plus investment income. For Haemacure's taxable year ending October 31, 1998, and for each prior taxable year, Haemacure's gross revenue from sales exceeded the cost of goods sold, but the amount of Haemacure's investment income in the taxable year was greater than 75% of Haemacure's gross income. Accordingly, Haemacure believes that it was a PFIC during its taxable year ending October 31, 1998 and during each prior taxable year. Haemacure believes that it may have been a PFIC during its taxable year ending October 31, 1999. However, Haemacure believes that it was not a PFIC during its taxable year ending October 31, 2000, and anticipates that it will not be a PFIC during any subsequent taxable year.

     In general, any U.S. Person that owns, directly or indirectly, an interest in a foreign corporation will be subject to an interest charge (in addition to regular U.S. federal income tax) upon the disposition by the U.S. Person of, or receipt by the U.S. Person of "excess distributions" with respect to, any shares of the foreign corporation if: (i) the foreign corporation is a PFIC during the taxable year in which such income is realized by the U.S. Person; or (ii) the foreign corporation was a PFIC during any prior taxable year that is included in whole or in part in the U.S. Person's "holding period" (within the meaning of Section 1223 of the Code) with respect to its interest in the shares of the foreign corporation. Furthermore, the U.S. Person's share of such gain or "excess distribution" will be taxable as ordinary income. There exist several other adverse tax consequences that may apply to any U.S. Person that owns, directly or indirectly, an interest in a PFIC.

     Each U.S. Person who owned, directly or indirectly, Common Shares of Haemacure at any time during a taxable year of the U.S. Person beginning before November 1, 1999 is urged to consult its own tax advisor with respect to the advantages and disadvantages of making an election under Section 1298(b)(1) of the Code to recognize any gain on the U.S. Person's Common Shares as of October 31, 1998 and/or October 31, 1999. If such an election is made to recognize gain as of the last day of the last taxable year of Haemacure during which it was a PFIC, the adverse tax consequences described in the immediately preceding paragraph (including the interest charge and the treatment of gains as ordinary income) would not apply to any gain on the U.S. Person's Common Shares that accrues (and any distribution that is received from Haemacure) after the effective date of the election, although these adverse tax consequences would apply to any gain that accrued (and any distribution that is received from Haemacure) on or before such date.

Backup withholding

     Information reporting to the IRS may be required with respect to payments of dividends on the Common Shares to U.S. Holders, and with respect to proceeds received by U.S. Holders on the sale of Common Shares. A U.S. Holder may be subject to backup withholding at a 31% rate with respect to dividends received with respect to Common Shares, or proceeds received on the sale of Common Shares through a broker, unless the U.S. Holder (i) demonstrates that it qualifies for an applicable exemption (such as the exemption for holders that are corporations), or (ii) provides a taxpayer identification number and complies with certain other requirements. Any amount withheld from payment to a U.S. Holder under the backup withholding rules generally will be allowed as credit against the U.S. Holder's U.S. federal income tax liability, if any, and may entitle the U.S. Holder to a refund, provided that the required information is furnished to the IRS.


                              Documents on Display

     Haemacure is subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, Haemacure files reports and other information with the Securities and Exchange Commission. These materials, including this Annual Report and the exhibits thereto, may be inspected and copied at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of the materials may be obtained from the Public Reference Room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the Commission's Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. The Commission also maintains a web site at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission. Haemacure's Annual Report and some of the other information submitted by Haemacure to the Commission may be accessed through this web site.


ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Haemacure qualifies as a "small business issuer" under Rule 405 promulgated under the Securities Exchange Act of 1934 and, therefore, is not obligated to make disclosures under Item 11. However, the following sets forth Haemacure's general exposure to market risk relating to changes in interest rates and foreign currency exchange rates.

This discussion contains forward-looking statements that are subject to risks and uncertainties. Actual results could vary as a result of many factors, including material changes in interest rates and foreign currency exchange rates.

Interest Rate Sensitivity

     At October 31, 2001, Haemacure had long-term debt of Cdn. $1,008,269. This debt bears interest at variable rates. An increase of 1% in the interest rate will increase annual interest payments by approximately $10,000.

     Haemacure does not currently hedge against interest rate fluctuations.

Foreign Currency Exchange Rate Risk

     Haemacure's operating results are set forth in Canadian dollars. Revenues are typically received from United States sources in United States dollars, while expenses are paid primarily in United States dollars and, to a lesser extent, in Canadian dollars. Accordingly, to a certain extent, operating results can be affected by fluctuations in the United States dollar exchange rate.

     In its ordinary course of business, Haemacure enters into transactions denominated in foreign currencies. As a result, Haemacure is generally subject to exposure from fluctuations in foreign currency exchange rates. Haemacure is not currently a party to any foreign exchange forward contracts to reduce its exposure to foreign currency rate changes. Historically, the effect of movements in foreign currency exchange rates has not had a material impact on Haemacure's operating results.


ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.


ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

     The Chief Executive Officer and Chief Financial Officer of Haemacure Corporation, within 90 days prior to the filing date of this report, evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures, as defined in Exchange Act Rules 13a-14(c) and 15d-14(c). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed in its Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to the Chief Executive Officer and Chief Financial Officer to allow timely decisions regarding required disclosure.

     There have been no significant changes in the Company's internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation

ITEM 16. [RESERVED BY THE SEC FOR FUTURE USE]

                                    PART III

ITEM 17. FINANCIAL STATEMENTS


                          INDEX TO FINANCIAL STATEMENTS


                                                                          Page
                                                                          ----

         Auditors' Report                                                  58

         Consolidated Balance Sheets of the Company at                     59
         October 31, 2000 and 2001

         Consolidated Statements of Operations for the fiscal              60
         years ended October 31, 1999, 2000 and 2001

         Consolidated Statements of Shareholders' Equity for               61
         the fiscal years ended October 31, 1999, 2000 and 2001

         Consolidated Statements of Cash Flows for the fiscal              62
         years ended October 31, 1999, 2000 and 2001

         Notes to Consolidated Financial Statements                        63

                                AUDITORS' REPORT


To the Shareholders of Haemacure Corporation

We have audited the consolidated balance sheets of Haemacure Corporation as at October 31, 2001 and 2000 and the consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended October 31, 2001. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada and the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at October 31, 2001 and 2000 and the results of its operations and its cash flows for each of the years in the three-year period ended October 31, 2001 in accordance with Canadian generally accepted accounting principles.

                                                          /s/ Ernst & Young LLP
Montreal, Canada,                                         Ernst & Young LLP
November 30, 2001                                         Chartered Accountants
[except for note 18 (b) which is as of March 1, 2002]

Haemacure Corporation
Incorporated under the Canada Business Corporations Act

                           CONSOLIDATED BALANCE SHEETS

As at October 31
[in Canadian dollars]


                                                     2001               2000
                                                       $                 $
--------------------------------------------------------------------------------

ASSETS [notes 7, 8 and 18]
Current assets
Cash and cash equivalents [note 15]                  530,190         7,072,703
Temporary investments                                127,104         2,168,436
Accounts receivable [note 3]                       3,469,672         2,867,787
Inventories [note 4]                               3,188,313         3,107,368
Prepaid expenses                                     482,340           298,431
--------------------------------------------------------------------------------
                                                   7,797,619        15,514,725
Capital assets [note 5]                           16,130,664         7,485,393
Other assets [note 6]                              6,993,598         8,523,192
Deferred foreign exchange loss                       708,301           326,821
--------------------------------------------------------------------------------
                                                  31,630,182        31,850,131
--------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Bank indebtedness [note 7]                           890,322                --
Accounts payable and accrued liabilities           7,091,409         3,956,454
Current portion of long-term debt [note 8]             1,778            18,276
Current portion of other liabilities [note 9]             --         3,627,532
--------------------------------------------------------------------------------
                                                   7,983,509         7,602,262
Long-term debt [note 8]                            1,006,491           950,913
Other liabilities [note 9]                         8,592,547         7,656,391
--------------------------------------------------------------------------------
                                                  17,582,547        16,209,566
--------------------------------------------------------------------------------

Shareholders' equity                              14,047,635        15,640,565
--------------------------------------------------------------------------------
                                                  31,630,182        31,850,131
--------------------------------------------------------------------------------

Commitments and contingencies [note 13]

See accompanying notes

On behalf of the Board:


           /s/ Marc Paquin, Director     /s/ Paul Baehr, Director

Haemacure Corporation


                      CONSOLIDATED STATEMENTS OF OPERATIONS


Years ended October 31
[in Canadian dollars]

                                                               2001             2000             1999
                                                                 $                $                $
----------------------------------------------------------------------------------------------------------

Sales                                                       18,943,942        12,900,732        5,454,337
Cost of sales                                                8,315,639         6,740,005        6,040,902
----------------------------------------------------------------------------------------------------------
Gross margin                                                10,628,303         6,160,727         (586,565)
----------------------------------------------------------------------------------------------------------

EXPENSES (INCOME)
Selling and marketing                                        9,152,034         8,931,385        6,000,152
General and administrative                                   5,361,082         5,187,597        4,116,358
Research and development                                     1,495,085         2,038,570        3,800,302
Regulatory approvals                                           287,443                --               --
Settlement with a supplier [note 11]                        (2,352,450)               --               --
Amortization of capital assets                                 272,155           281,635          293,659
Amortization of other assets                                 1,529,594         1,529,594        1,529,595
Interest on other liabilities                                  763,558           810,470          760,638
Interest on long-term debt                                      58,355            55,983           56,452
Interest on bank indebtedness                                   79,058                --               --
Other financial expenses                                       120,315            94,725           21,244
Investment income                                              (66,784)         (481,389)        (311,666)
----------------------------------------------------------------------------------------------------------
                                                            16,699,445        18,448,570       16,266,734
----------------------------------------------------------------------------------------------------------
Loss before income taxes                                    (6,071,142)      (12,287,843)     (16,853,299)
Provision for income taxes [note 12]                            58,987            34,927           62,460
----------------------------------------------------------------------------------------------------------
Net loss                                                    (6,130,129)      (12,322,770)     (16,915,759)
----------------------------------------------------------------------------------------------------------

Weighted average number of outstanding common shares        25,671,306        18,752,411       13,439,757
Basic and diluted loss per common share [note 10]                (0.24)            (0.66)           (1.26)
----------------------------------------------------------------------------------------------------------

See accompanying notes

Haemacure Corporation

                              CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Years ended October 31
[in Canadian dollars]

                                                2001                        2000                      1999
                                        --------------------      -----------------------    ---------------------
                                        Number        Amount       Number       Amount       Number          Amount
                                       of shares        $         of shares        $        of shares          $
--------------------------------------------------------------------------------------------------------------------------
Share capital [note 10]
Common shares
Balance at beginning of year           24,232,950   82,563,828    16,009,155   64,877,794   11,023,168   42,265,203
Issued under stock option plan                 --           --        10,000       25,000       49,560      159,088
Issued upon the exercise of warrants           --           --         5,500       13,200      332,095      749,959
Issuance of common shares               4,166,667    5,000,000     7,906,977   17,000,000    4,604,332   21,703,544
Issuance of common shares under
over-allotment option                          --           --       301,318      647,834           --           --
--------------------------------------------------------------------------------------------------------------------------
Balance at end of year                 28,399,617   87,563,828    24,232,950   82,563,828   16,009,155   64,877,794
--------------------------------------------------------------------------------------------------------------------------
Deficit
Balance at beginning of year                       (67,753,263)               (52,471,562)              (35,555,803)
Net loss                                            (6,130,129)               (12,322,770)              (16,915,759)
Share issue expenses [note 10]                        (787,301)                (2,958,931)                       --
--------------------------------------------------------------------------------------------------------------------------
Balance at end of year                             (74,670,693)               (67,753,263)              (52,471,562)
--------------------------------------------------------------------------------------------------------------------------
Additional paid-in capital [note 10]                 1,154,500                    830,000                        --
--------------------------------------------------------------------------------------------------------------------------
Total shareholders' equity                          14,047,635                 15,640,565                12,406,232
--------------------------------------------------------------------------------------------------------------------------

See accompanying notes

Haemacure Corporation

                              CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended October 31
[in Canadian dollars]

                                                                       2001           2000           1999
                                                                         $              $              $
--------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net loss                                                            (6,130,129)   (12,322,770)   (16,915,759)
Items not affecting cash
   Amortization of capital assets                                      272,155        281,635        293,659
   Amortization of other assets                                      1,529,594      1,529,594      1,529,595
   Accrued interest on long-term debt                                   57,356         51,184         47,645
   Accrued interest on other liabilities                               763,558        810,470        760,638
   Loss (gain) on disposal of capital assets                                --         43,761        (97,897)
   Service paid by the issuance of warrants                             34,500             --             --
   Foreign exchange gain                                               (54,967)       (36,673)       (18,196)
   Unrealized foreign exchange loss                                     84,336         11,949         25,239
--------------------------------------------------------------------------------------------------------------
                                                                    (3,443,597)    (9,630,850)   (14,375,076)
Net change in non-cash working capital balances
   related to operations [note 15]                                    (461,747)    (1,618,340)    (2,014,884)
--------------------------------------------------------------------------------------------------------------
 Cash flows relating to operating activities                        (3,905,344)   (11,249,190)   (16,389,960)
--------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Increase in bank indebtedness                                          890,322             --             --
Issuance of common shares                                            5,000,000     17,686,034     15,511,046
Share issue expenses                                                  (497,301)    (2,128,931)            --
Repayment of other liabilities                                      (3,920,750)            --             --
Repayment of long-term debt                                            (18,276)       (51,457)       (51,319)
--------------------------------------------------------------------------------------------------------------
 Cash flows relating to financing activities                         1,453,995     15,505,646     15,459,727
--------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Disposition (acquisition) of temporary investments                   2,041,332      7,663,490       (176,419)
Acquisition of capital assets                                       (8,917,426)    (6,549,033)      (236,741)
Disposal of capital assets                                                  --          4,000        252,870
Net change in non-cash working capital balances
   related to investing activities                                   2,729,963        239,956             --
--------------------------------------------------------------------------------------------------------------
Cash flows relating to investing activities                         (4,146,131)     1,358,413       (160,290)
--------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash and cash equivalents            54,967         36,673         18,196
--------------------------------------------------------------------------------------------------------------

Net change in cash and cash equivalents                             (6,542,513)     5,651,542     (1,072,327)
Cash and cash equivalents at beginning of year                       7,072,703      1,421,161      2,493,488
--------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year [note 15]                     530,190      7,072,703      1,421,161
--------------------------------------------------------------------------------------------------------------

Supplemental information
Interest paid                                                           80,057          4,798          8,807
Income taxes paid                                                       59,031         51,492         19,452
--------------------------------------------------------------------------------------------------------------

See accompanying notes

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

October 31, 2001 and 2000
(in Canadian dollars)

1.     NATURE OF BUSINESS

The Corporation specializes in developing, manufacturing, marketing and selling biological adhesives and biomaterials for acute surgical wound care.

The Corporation's activities since incorporation have been to perform research and development, establish offices and its sales network, build research facilities, sell its products, and raise capital. The Corporation has not realized a profit since its inception and there can be no assurance that it will either achieve or maintain profitability in the future.

The Corporation plans to pursue the marketing of Hemaseel APR which represents substantially all sales revenue of the Corporation. These activities are subject to the risks inherent in any Corporation that operates in the field of biotechnology. These risks relate to the successful commercialization of the Corporation's products, required financing and research and development activities. The Corporation also faces uncertainty with regard to the renewal of its license to sell Hemaseel APR from the United States Federal Trade Commission [see note 9]. The Corporation currently purchases all of its Hemaseel APR from Immuno International AG ["Immuno"]. If, there is an interruption in the supply of product from Immuno or a loss of the supply relationship, such interruption or loss could have a material adverse effect on the Corporation's business and results of its operations.



2.     SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

The consolidated financial statements include the accounts of the Corporation and its wholly owned subsidiary.

Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at year-end and the reported amounts of revenues and expenses during the period. Actual results may differ from the estimates and assumptions used.

Revenue recognition

Revenue from sales of products is recognized upon shipment of the product. Commission revenue is earned when an exclusive manufacturer ships product directly to the customer.

Cash equivalents

Cash equivalents consist of investments that are readily convertible into a known amount of cash, that are subject to minimal risk of changes in value and which have an original maturity of three months or less from the date of purchase. As of October 31, 2000, $2,358,383 of cash and cash equivalents were denominated in foreign currencies and were used by the Corporation to hedge against certain accounts payable and future purchase commitments.

Temporary investments

Temporary investments, consisting of money market instruments and fixed-income securities, are valued at the lower of amortized cost and fair market value. As of October 31, 2000, $2,046,652 of temporary investments were denominated in foreign currencies and were used by the Corporation to hedge against certain amounts payable and future purchase commitments.

2.     SIGNIFICANT ACCOUNTING POLICIES [Cont'd]


Inventories

Inventories, which consist of products held for resale, are valued at the lower of cost, using the first-in, first-out method, and net realizable value, less allowance for obsolescence which takes into consideration factors such as turnover and the expiry date of the products.

Capital assets

Capital assets are recorded at cost, net of related government assistance and investment tax credits, and are amortized over their estimated useful life using the declining balance method, except for leasehold improvements which are amortized using the straight-line method, at the following rates:

Laboratory equipment                                  20%
Office equipment                                      20%
Computer equipment                                    30%
Leasehold improvements                                Lease term

No amortization is recorded on construction-in-progress. Amortization will be recorded when the production process begins. The Corporation does not capitalize interest during construction.

Government assistance and investment tax credits

Government assistance and investment tax credits are recorded as a reduction of the related expenditures or capital assets when there is reasonable assurance of their ultimate realization.

Income taxes

The Corporation follows the liability method of accounting for income taxes under which future income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using substantively enacted tax rates that are expected to be in effect in the periods in which assets or liabilities will be realized or settled. A valuation allowance is provided to the extent that it is not more likely than not that future income tax assets will be realized.

Other assets

Other assets, mainly comprised of manufacturing and distribution rights, are recorded at cost and amortized using the straight-line method over a period of eight years.

Research and development

Research costs are charged against income in the year of expenditure. Development costs are charged against income in the year of expenditure unless a development project meets the criteria under Canadian generally accepted accounting principles for deferral and amortization. The Corporation has not deferred any such development costs to date.

Translation of foreign currencies

Monetary assets and liabilities denominated in a foreign currency are translated into Canadian dollars at the rate of exchange in effect at the balance sheet date. Other assets and liabilities as well as revenues and expenses denominated in a foreign currency are translated at the exchange rate prevailing at the transaction date. Foreign currency translation gains and losses are included in the statement of operations of the reporting period, except those related to the translation of other liabilities which are deferred and amortized over the term of the other liabilities on a straight-line basis. The accounts of a foreign subsidiary are translated using the temporal method.

2.     SIGNIFICANT ACCOUNTING POLICIES [Cont'd]


Financial instruments

The Corporation utilizes financial instruments in foreign currencies [cash and cash equivalents and temporary investments] to manage its exposure to changes in foreign currency exchange rates. Foreign currency gains and losses relating to these financial instruments are deferred and recognized in the same period and in the same financial statement category as the related items hedged.

Loss per share

During 2001, the Corporation adopted retroactively the new recommendations of the Canadian Institute of Chartered Accountants regarding earnings per share. The principles for calculating basic earnings per share are consistent with previous recommendations; however, diluted earnings per share is now calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding is calculated assuming that the proceeds from the exercise of options and warrants are used to repurchase common shares at the average price for the period. No adjustment is made to net income for imputed interest in calculating dilutive earnings per share as under the previous method. All options and warrants outstanding were excluded from the calculation of diluted earning per share since they are anti-dilutive.

Stock option plan

The Corporation has a stock-based compensation plan, which is described in note
10. No compensation expense is recognized for this plan when shares or stock options are issued to employees or directors. Any consideration paid by employees or directors on exercise of stock options or purchase of stock is credited to share capital. If shares or stock options are repurchased from employees or directors, the excess of the consideration paid over the carrying amount of the shares or stock options is charged to deficit.

Impairment of long-lived assets

Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment is assessed by comparing the carrying amount of an asset with its expected future net undiscounted cash flows from use together with its residual value [net recoverable value]. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the net recoverable value.


3.     ACCOUNTS RECEIVABLE

                                                  2001               2000
                                                    $                 $
--------------------------------------------------------------------------------

Accounts receivable - trade                     3,178,134         2,210,355
Interest receivable                                   116           266,097
Commodity taxes and other                         291,422           391,335
--------------------------------------------------------------------------------
                                                3,469,672         2,867,787
--------------------------------------------------------------------------------


4.     INVENTORIES

                                                  2001               2000
                                                    $                 $
--------------------------------------------------------------------------------

Products held for resale                        3,666,380         6,444,924
Less: allowance for obsolescence                  478,067         3,337,556
--------------------------------------------------------------------------------
                                                3,188,313         3,107,368
--------------------------------------------------------------------------------

5.     CAPITAL ASSETS

                                              2001                             2000
                                     -------------------------      --------------------------
                                                   Accumulated                    Accumulated
                                       Cost        amortization       Cost        amortization
                                         $              $               $              $
-------------------------------------------------------------------------------------------------
Laboratory equipment                 1,584,173       1,081,339      1,570,383         953,886
Office equipment                       375,464         198,527        343,067         158,342
Computer equipment                     283,575         115,262        204,293          59,962
Leasehold improvements                 382,412         244,883        377,617         195,666
Construction-in-progress            15,145,051              --      6,357,889              --
-------------------------------------------------------------------------------------------------
                                    17,770,675       1,640,011      8,853,249       1,367,856
Less: accumulated amortization       1,640,011                      1,367,856
-------------------------------------------------------------------------------------------------
Net book value                      16,130,664                      7,485,393
-------------------------------------------------------------------------------------------------


6.     OTHER ASSETS

                                                                       2001               2000
                                                                         $                 $
-------------------------------------------------------------------------------------------------

Other assets, at cost [note 9]                                    12,553,247        12,553,247
Less: accumulated amortization                                     5,559,649         4,030,055
-------------------------------------------------------------------------------------------------
                                                                   6,993,598         8,523,192
-------------------------------------------------------------------------------------------------


7.     BANK INDEBTEDNESS

The Corporation has a US dollar operating line of credit, which has an initial term of 3 years with an option to renew for one more year, equivalent to US$4 million [approximately $6 million] based on eligible accounts receivable which bears interest at US prime rate plus 2% [effective rate as at October 31, 2001:
7.5%]. This line of credit is collateralized by accounts receivable and inventories. As at October 31, 2001, the Corporation has drawn an amount of $890,322 against the line of credit. [See note 18]

8.     LONG-TERM DEBT

                                                          2001           2000
                                                            $             $
--------------------------------------------------------------------------------

Loan from Investissement Quebec [a]                   1,001,465       944,109

Bank loan bearing interest at prime rate plus
1.75%, repayable in monthly principal
installments of $4,167 matured in February 2001 [b]          --        16,666

Loan bearing interest at 10%, repayable in
monthly installments of $198, including
principal and interest, maturing in March 2005            6,804         8,414
--------------------------------------------------------------------------------
                                                      1,008,269       969,189
Less: current portion                                     1,778        18,276
--------------------------------------------------------------------------------
                                                      1,006,491       950,913
--------------------------------------------------------------------------------

[a] Under the terms of the agreement with Investissement Quebec ["IQ"], this loan bears interest at a rate equal to the rate prescribed by the ministere du Revenu du Quebec less 4% [5% as at October 31, 2001 and 6% as at October 31, 2000]. Interest for the year ended October 31, 2001 amounting to $57,356 [$51,184 and $47,645 in 2000 and 1999 respectively] has been capitalized to the loan in accordance with the provisions of the loan agreement. The loan and interest thereon will be repayable in installments equal to 10% of gross sales of the products stemming from the sale of internally developed fibrin sealants [Hemaseel HMN]. As of October 31, 2001, no such products had been sold. After repayment of the loan and the interest thereon, the Corporation will pay a royalty equal to 2% of gross sales from the date of final repayment until the end of a period of 10 years starting with the commencement of the commercialization of these products. The Corporation will have to reimburse the loan immediately if the Hemaseel HMN project is interrupted or aborted.

[b]  Equipment was pledged as security for this loan.

8.     LONG-TERM DEBT [Cont'd]

The minimum annual long-term debt principal repayments, excluding those relating to the IQ loan, are as follows over the next five years:
                                                                            $
--------------------------------------------------------------------------------

2002                                                                      1,778
2003                                                                      1,965
2004                                                                      2,170
2005                                                                        891
2006                                                                         --
--------------------------------------------------------------------------------


9.     OTHER LIABILITIES

In April 1997, the Corporation entered into a licensing and manufacturing agreement to obtain the rights to manufacture and sell Hemaseel APR, a fibrin sealant, in the United States. Under this agreement, the Corporation is committed to make milestone payments.

Other liabilities represent the present value, discounted using a rate of 8.25%, of the milestone payments to be made by the Corporation related to the purchase of the rights to manufacture and sell fibrin sealant in the United States. As of October 31, 2001, a total consideration of US$4,750,000 [$7,130,950] has been paid. The discounted value of the milestone payments, as of the date of the initial calculation, is included in other assets. [See note 6].

Milestone payments to be made are as follows:

US$1,500,000     Upon the Food and Drug Administration's  ["FDA"] approval for the Corporation to produce the product;
US$2,500,000     In June 2004, i.e. 72 months following the first delivery of the product;
US$2,750,000     In June 2006, i.e. 96 months following the first delivery of the product.

The Corporation acquired these rights under license and manufacturing agreements with Immuno International AG, and required the consent order of the United States Federal Trade Commission ["FTC"] in connection with the acquisition of Immuno by Baxter International, Inc. The FTC may terminate the license agreement if the Corporation:

[i]    voluntarily ceases for 60 days to sell Hemaseel APR;

[ii] abandons its efforts to obtain FDA approval to manufacture Hemaseel APR on its own;

[iii] fails to obtain FDA approval before July 28, 2000 to manufacture Hemaseel APR itself, provided that the FTC may extend the license for an additional four years if the trustee appointed by the FTC to monitor the parties' compliance with the agreements determines that the Corporation has made good faith efforts to obtain FDA approval for its manufacturing and that FDA approval appears likely within that time period. On July 28, 2000 and 2001, the FTC granted the Corporation the first and the second of the possible four one-year extensions based on the trustees' recommendation.

10.    SHARE CAPITAL

Authorized

Unlimited number of common shares, without par value, voting and participating.

Unlimited number of preferred shares, without par value, non-voting, issuable in series, with such rights and conditions as may be determined by the Board of Directors.

Options

In March 1996, the Board of Directors of the Corporation established the 1996 stock option plan which provides for the granting of options to acquire common shares to employees, officers and directors, and service providers to the Corporation. A maximum of 2,423,295 common shares may be issued under the 1996 stock option plan.

The exercise price of an option granted under the 1996 stock option plan is set at the time of the grant of the option, but cannot in any event be less than the closing sale price of the common shares on The Toronto Stock Exchange on the last business day prior to the day the option is granted. The vesting period is generally between 1 and 3 years as determined by the Board of Directors. The exercise period of options granted under the 1996 stock option plan may not exceed ten years from the date of grant.

A summary of the status of the Corporation's fixed-price stock option plan as at October 31, 2001 and 2000 and the changes during the years then ended is shown below:

                                                                 2001                            2000
                                                         -------------------------      ----------------------------
                                                                       Weighted                         Weighted
                                                                       average                          average
                                                          Options   exercise price      Options      exercise price
---------------------------------------------------------------------------------------------------------------------
Outstanding options, at beginning of year                1,111,800        4.47            837,700         5.02
Granted                                                    552,800        1.92            315,100         2.91
Exercised                                                       --        --              (10,000)        2.50
Expired / forfeited                                       (268,131)       4.27            (31,000)        4.13
---------------------------------------------------------------------------------------------------------------------
Outstanding options, at end of year                      1,396,469        3.50          1,111,800         4.47
---------------------------------------------------------------------------------------------------------------------
Exercisable options, at end of year                      1,028,219        4.01            941,300         4.70
---------------------------------------------------------------------------------------------------------------------

10.    SHARE CAPITAL [Cont'd]

The following table contains information regarding outstanding fixed-price stock options as at October 31, 2001:

                                           Weighted
       Price             Number of         average       Weighted average        Number of       Weighted average
     range for          outstanding       remaining          exercise           outstanding          exercise
      the year            options      contractual life       price         exercisable options        price
         $                   #              Years               $                    #                   $
--------------------------------------------------------------------------------------------------------------------
        0.95               3,000             10.00             0.95                 --                  --
    1.10 to 1.40         146,800              8.27             1.33               121,800              1.35
    2.05 to 2.60         636,810              8.21             2.25               296,560              2.37
    3.10 to 4.00         187,584              7.41             3.82               187,584              3.82
    4.10 to 5.00          48,100              5.68             4.25                48,100              4.25
    5.60 to 6.00         184,175              3.05             5.61               184,175              5.61
    6.30 to 7.00         190,000              4.94             6.85               190,000              6.85
--------------------------------------------------------------------------------------------------------------------
    0.95 to 7.00       1,396,469              6.90             3.50             1,028,219              4.01
--------------------------------------------------------------------------------------------------------------------

In addition, with respect to the issuance of shares during the year ended October 31, 2001, the Corporation granted the underwriters, an option to purchase 541,667 shares exercisable at $1.30 per share on or before June 26, 2003. The Corporation calculated the fair value of these options, using the Black-Scholes option pricing model, and recognized $290,000 as share issue costs charged to deficit and recorded a corresponding amount as additional paid-in capital.

During the year ended October 31, 2000, with respect to the issuance of shares, the Corporation granted the underwriters, an option to purchase 820,830 shares exercisable at $2.15 per share on or before June 19, 2002. The Corporation calculated the fair value of these options, using the Black-Scholes option pricing model, and recognized $830,000 as share issue costs charged to deficit and recorded a corresponding amount as additional paid-in capital.

Warrants

A summary of the status of the Corporation's warrants as at October 31, 2001 and 2000 and the changes during the years then ended is shown below:

                                                           2001                            2000
                                                   -------------------------      ----------------------------
                                                                 Weighted                         Weighted
                                                                 average                          average
                                                    Warrants  exercise price        Warrants   exercise price
---------------------------------------------------------------------------------------------------------------
Outstanding warrants, at beginning of year             4,098,648      2.40           --             --
Granted                                                   25,000      1.95         4,104,148       2.40
Exercised                                                     --       --             (5,500)      2.40
--------------------------------------------------------------------------------------------------------------
Outstanding warrants, at end of year                   4,123,648      2.40         4,098,648       2.40
--------------------------------------------------------------------------------------------------------------

10.    SHARE CAPITAL [Cont'd]

During the year ended October 31, 2000, the Corporation issued 4,104,148 warrants in connection with the issuance of common shares. These warrants entitle the holder to purchase one common share of the Corporation at a price of $2.40 until December 31, 2001.

During the year ended October 31, 2000, the Corporation entered into an agreement with one of its suppliers for services to be rendered over the next two years. As part of the compensation payable to the supplier, the Corporation is required to issue up to 50,000 warrants subject to performance criteria, each of which entitles the holder to purchase one common share at a price of $1.95. Of the 50,000 warrants, 25,000 expire on February 23, 2006 and 25,000 expire on February 23, 2007. In 2001, the Corporation recorded an expense and accounts payable of $34,500 [$23,000 in 2000] in connection with this obligation. Also, in 2001, 25,000 warrants were issued in respect of the agreement and this resulted in a transfer of $34,500 from accounts payable to additional paid-in capital.

Loss per share

The following is a reconciliation of the numerator and denominator of the basic and diluted loss per share computations for the years ended October 31, 2001, 2000 and 1999.

                                                     2001          2000            1999
                                                      $             $               $
--------------------------------------------------------------------------------------------
Numerator
   Net loss - numerator
   For basic and diluted loss per share            6,130,129     12,322,770      16,915,759
Denominator
   Denominator for basic loss per share
   Weighted-average number of outstanding
    common shares                                 25,671,306     18,752,411      13,439,757
Effect of dilutive securities
   Stock options and warrants                             --             --              --
--------------------------------------------------------------------------------------------
Denominator for diluted loss per share
   Adjusted weighted-average number of
   outstanding  common shares
     and assumed conversions                      25,671,306     18,752,411      13,439,757
--------------------------------------------------------------------------------------------

The Corporation's diluted loss per share is equivalent to its basic loss per share, since all of the Corporation's potentially issuable securities would have an anti-dilutive effect for 2001, 2000 and 1999. These securities are options and warrants.

11.    SETTLEMENT WITH A SUPPLIER

In September 2001, the Corporation reached a settlement of $2,352,450 with the supplier of Hemaseel APR regarding disputes on the cost of the product purchased in previous years and other financial issues under the manufacturing agreement.


12.    INCOME TAXES

Effective November 1, 2000, the Corporation adopted retroactively, without restatement, the new recommendations of the Canadian Institute of Chartered Accountants regarding method of accounting for income taxes. The adoption of this method did not have a material impact on the deficit balance at November 1, 2000.

Income taxes recovered differ from the amount of the tax recovery computed by applying Canadian federal and the applicable provincial rates to loss before income taxes recovered. The nature of the differences and the related tax effects are as follows:

                                                                        2001            2000             1999
                                                                          %               %                %
------------------------------------------------------------------- -------------- ---------------- ----------------
Statutory federal and provincial rate                                    37.3            38.2             38.3
Increase (decrease) in taxes recoverable resulting from:
    Non-deductible expenses                                              (0.8)           (0.8)            (0.6)
    Unrecognized tax benefits of operating losses and other
        available deductions                                            (43.3)          (36.6)           (33.3)
    Foreign tax rate differential                                         0.4            (0.5)            (0.4)
    Large Corporation Tax                                                (1.0)           (0.3)            (0.4)
    Financing fees                                                        3.0             6.6               --
    Other                                                                 3.4            (6.9)            (4.0)
------------------------------------------------------------------- -------------- ---------------- ----------------
                                                                         (1.0)           (0.3)            (0.4)
------------------------------------------------------------------- -------------- ---------------- ----------------

12.    INCOME TAXES [Cont'd]

The tax effects of temporary differences and net operating losses that give rise to future income tax assets and liabilities are as follows:

                                                                     October 31,
                                                                          2001
                                                                            $
--------------------------------------------------------------------------------

Future income tax liabilities
Carrying value of U.S. capital assets in excess of tax bases           122,000
Deferred foreign exchange loss on other liabilities                    226,000
Tax bases of other liabilities in excess of carrying value             396,000
--------------------------------------------------------------------------------
Total future income tax liabilities                                    744,000
--------------------------------------------------------------------------------

Future income tax assets
Tax bases of Canadian capital and other assets in
 excess of carrying value                                            3,300,000
Canadian non-capital losses carried forward                          5,483,000
U.S. net operating losses carried forward                           14,147,000
Research and development expenditures                                1,746,000
Financing fees                                                         535,000
--------------------------------------------------------------------------------
Total future income tax assets                                      25,211,000
Valuation allowance                                                 24,467,000
--------------------------------------------------------------------------------
Net future income tax assets                                           744,000
--------------------------------------------------------------------------------
Net future income tax                                                       --
--------------------------------------------------------------------------------

The Corporation has available non-refundable investment tax credits of $441,000 [2000 - $441,000] related to research and development expenditures which may be utilized to reduce federal income taxes payable in the future years end expire as follows:

                                                                           $
--------------------------------------------------------------------------------

2006                                                                   160,000
2007                                                                   206,000
2008                                                                    56,000
2009                                                                    19,000
--------------------------------------------------------------------------------
                                                                       441,000
--------------------------------------------------------------------------------

The benefits of these non-refundable investment tax credits have not been recognized in the financial statements.

12.    INCOME TAXES [Cont'd]

The Corporation has accumulated non-capital losses which are available to reduce future Canadian federal and provincial taxable income and net operating losses which are available to reduce future U.S. federal taxable income. The related income tax benefits have not been reflected in the financial statements. These losses, if not utilized, will expire as follows:

                                    Canadian        Canadian          U.S.
                                     Federal       Provincial        Federal
                                     losses          losses          losses
                                     ------          ------          ------
                                        $               $               $
--------------------------------------------------------------------------------

2002                                  928,000              --              --
2003                                2,028,000         120,000              --
2004                                6,887,000       4,800,000              --
2005                                2,438,000       2,427,000              --
2006                                6,054,000       6,054,000              --
2007                                    1,000           1,000              --
2011                                       --              --          14,000
2012                                       --              --       1,140,000
2018                                       --              --       6,807,000
2019                                       --              --       9,103,000
2020                                       --              --      13,130,000
2021                                       --              --       7,402,000
--------------------------------------------------------------------------------
                                   18,336,000      13,402,000      37,596,000
--------------------------------------------------------------------------------

The Corporation has accumulated Canadian scientific research and experimental development expenditures of $5,634,000 which have not been deducted for federal income tax purposes and $5,058,000 for provincial income tax purposes. These expenditures are available to reduce future taxable income and have an unlimited carry-forward period. Scientific research and experimental development tax credits and expenses are subject to verification by the tax authorities, and accordingly, these amounts may vary.

The Corporation also has accumulated share issue expenses that have not been deducted for income tax purposes amounting to approximately $1,675,000. The benefits of these expenses have not been recorded in the financial statements.

13.    COMMITMENTS AND CONTINGENCIES

[a] As at October 31, 2001, the Corporation has commitments outstanding under an agreement to purchase Hemaseel APR inventories from its supplier during the next six months for a total of approximately $3,407,000.

[b] As at October 31, 2001, the Corporation was committed under an agreement to purchase equipment for the manufacturing of Hemaseel APR for a total of $778,000 over the next two years.

[c] The Corporation's total commitments under operating leases amount to approximately $2,186,000. The minimum payments, before taking into consideration the sub-lease mentioned below, for the next five years are as follows:
                                                                            $
--------------------------------------------------------------------------------

       2002                                                             676,200
       2003                                                             522,700
       2004                                                             502,400
       2005                                                             413,200
       2006                                                              71,500
--------------------------------------------------------------------------------
                                                                      2,186,000
--------------------------------------------------------------------------------

       In 1998, the Corporation sub-leased to a third party part of its premises until the expiry of the head lease, equivalent to its commitment.

       Expected sub-lease rentals to be received for the next five years are as follows:

                                                                            $
--------------------------------------------------------------------------------

       2002                                                             283,000
       2003                                                             289,000
       2004                                                             294,000
       2005                                                             113,000
       2006                                                                  --
--------------------------------------------------------------------------------
                                                                        979,000
--------------------------------------------------------------------------------

       Rent expense for the year ended October 31, 2001 amounted to $579,070 [$493,973 and $479,314 in 2000 and 1999 respectively]. Sub-lease revenue for the year ended October 31, 2001 amounted to $266,771 [$258,790 and $225,324 in 2000 and 1999 respectively].

[d] A third party has challenged one of the Corporation's patents in Europe. Management, based on the advice and information provided by its legal counsel, is of the opinion that the Corporation has a strong case in defending its position. All legal fees related to this challenge have been expensed as incurred.

14.    FINANCIAL INSTRUMENTS

Concentration of credit risk

The Corporation believes it is not exposed to a significant concentration of credit risk. Cash and cash equivalents and temporary investments are placed with financial institutions. Concentration of credit risk with respect to accounts receivable is limited because of the Corporation's large number of customers. As at October 31, 2001 and 2000, no customers represented more than 10% of accounts receivable.

Fair value of financial instruments

[i]   Short-term financial assets and liabilities

The carrying amounts of these assets and liabilities are a reasonable estimate of the fair values because of the short maturity of these instruments. Short-term financial assets comprise cash and cash equivalents, temporary investments and accounts receivable. Short-term financial liabilities comprise bank indebtedness and accounts payable.

[ii]  Long-term debt and other liabilities

The fair value of long-term debt and other liabilities is estimated using discounted cash flow analyses, based on the Corporation's current incremental borrowing rates for similar types of arrangements. There is no material difference between the carrying value and the fair value of the long-term debt, with the exception of the IQ loan for which the fair value is not readily determinable due to its specific nature. The fair value of other liabilities is not readily determinable since not all payments have a fixed due date.

Interest rate risk

The Corporation has long-term debt which exposes it to interest rate risk through fluctuations in the rate prescribed by the ministere du Revenu du Quebec.

15.    STATEMENTS OF CASH FLOWS

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, bank balances and investments in money market investments, as follows:

                                                     2001               2000
                                                      $                  $
--------------------------------------------------------------------------------

Cash on hand and bank balances                      530,190         5,133,693
Money market investments                                 --         1,939,010
--------------------------------------------------------------------------------
                                                    530,190         7,072,703
--------------------------------------------------------------------------------

Net change in non-cash working capital balances related to operations

                                                    2001            2000           1999
                                                     $               $              $
------------------------------------------------------------------------------------------
Accounts receivable                               (601,885)    (1,293,682)     (1,092,063)
Investment tax credits and income
 taxes receivable                                       --             --         960,524
Inventories                                        (80,945)      (974,705)        498,868
Prepaid expenses                                  (183,909)       (79,170)        (25,397)
Accounts payable and accrued liabilities           404,992        729,217      (2,356,816)
------------------------------------------------------------------------------------------
                                                  (461,747)    (1,618,340)     (2,014,884)
------------------------------------------------------------------------------------------


16.    Segment disclosures

The Corporation considers it is operating in only one segment, which is the sector related to the market of acute surgical wound care. The Corporation allocates sales to individual countries according to the locations of the customers.

Geographic information

                                                     Sales                          Capital assets
                                   ----------------------------------------    ---------------------------
                                        2001          2000          1999          2001          2000
                                         $             $             $             $             $
----------------------------------------------------------------------------------------------------------
Canada                                        --            --           --       662,520        829,427
United States                         18,943,942    12,900,732    5,454,337       323,093        298,077
England                                       --            --           --    15,145,051      6,357,889
----------------------------------------------------------------------------------------------------------
                                      18,943,942    12,900,732    5,454,337    16,130,664      7,485,393
----------------------------------------------------------------------------------------------------------

17. RECONCILIATION OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND THE UNITED STATES

These consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles ["Canadian GAAP"]. No material adjustments to the Corporation's consolidated financial statements would be required to conform with United States generally accepted accounting principles except for the following:

[a]    Net loss

                                                                           2001           2000           1999
                                                                             $              $              $
--------------------------------------------------------------------------------------------------------------------
Net loss under Canadian GAAP                                            (6,130,129)   (12,322,770)   (16,915,759)
Adjustment related to amortization of equipment used in
   research and development                                      [i]        24,746         30,932         40,995
Adjustment related to disposal of equipment used in research
   and development                                               [i]            --             --        220,910
Adjustment related to gain on disposal of equipment used in
   research and development                                      [i]            --             --        (93,146)
Adjustment related to deferred foreign exchange gain (loss)      [ii]     (381,480)      (299,411)       463,610
Adjustment related to stock option plan                          [iii]          --             --       (309,086)
Adjustment related to assets qualifying for interest
   capitalization                                                [v]       137,413             --             --
--------------------------------------------------------------------------------------------------------------------
Net loss and comprehensive loss under U.S. GAAP                         (6,349,450)   (12,591,249)   (16,592,476)
Net loss per share under U.S. GAAP                                           (0.25)         (0.67)         (1.24)
--------------------------------------------------------------------------------------------------------------------

[b]    Balance sheets

                                                                            Deferred
                                                              Capital       foreign        Share
                                                               assets    exchange loss    capital       Deficit
                                                                 $             $             $             $
--------------------------------------------------------------------------------------------------------------------
October 31, 2001
Balance under Canadian GAAP                                   16,130,664       708,301    87,563,828   (74,670,693)
Adjustment related to acquisition of equipment used in
   research and development                            [i]      (833,252)           --            --      (833,252)
Adjustment related to amortization of equipment used
   in research and development                         [i]       593,149            --            --       593,149
Adjustment related to disposal of equipment used in
   research and development                            [i]       243,590            --            --       243,590
Adjustment related to gain on disposal of equipment
   used in research and development                    [i]      (102,470)           --            --      (102,470)
Adjustment related to deferred foreign exchange loss   [ii]           --      (708,301)           --      (708,301)
Adjustment related to stock option plan                [iii]          --            --       540,258      (540,258)
Adjustment related to share issuance costs             [iv]           --            --    (6,492,211)    6,492,211
Adjustment related to assets qualifying for interest
   capitalization                                      [v]       137,413            --            --       137,413
--------------------------------------------------------------------------------------------------------------------
Balance under U.S. GAAP                                       16,169,094            --    81,611,875   (69,388,611)
--------------------------------------------------------------------------------------------------------------------

17. RECONCILIATION OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND THE UNITED STATES [Cont'd]

[b]  Balance sheets [Cont'd]

                                                                            Deferred
                                                              Capital       foreign        Share
                                                               assets    exchange loss    capital       Deficit
                                                                 $             $             $             $
--------------------------------------------------------------------------------------------------------------------
October 31, 2000
Balance under Canadian GAAP                                    7,485,393       326,821    82,563,828   (67,753,263)
Adjustment  related to  acquisition  of equipment used
   in research and development                         [i]      (833,252)           --            --      (833,252)
Adjustment  related to  amortization of equipment used
   in research and development                         [i]       568,403            --            --       568,403
Adjustment  related to disposal of equipment used in
   research and development                            [i]       243,590            --            --       243,590
Adjustment  related to gain on disposal  of  equipment
   used in research and development                    [i]      (102,470)           --            --      (102,470)
Adjustment related to deferred foreign exchange loss   [ii]           --      (326,821)           --      (326,821)
Adjustment related to stock option plan                [iii]          --            --       540,258      (540,258)
Adjustment related to share issuance costs             [iv]           --            --    (5,704,910)    5,704,910
--------------------------------------------------------------------------------------------------------------------
Balance under U.S. GAAP                                        7,361,664            --    77,399,176   (63,039,161)
--------------------------------------------------------------------------------------------------------------------

[c]  Statements of cash flows

                                                                            2001          2000           1999
                                                                             $              $              $
--------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities under Canadian GAAP                  (3,905,344)  (11,249,190)   (16,389,960)
Adjustment related to equipment used in research and development  [i]             --            --        220,910
--------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities under U.S. GAAP                      (3,905,344)  (11,249,190)   (16,169,050)
--------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities under Canadian GAAP                  (4,146,131)    1,358,413       (160,290)
Adjustment related to equipment used in research and development  [i]             --            --       (220,910)
--------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities under U.S. GAAP                      (4,146,131)    1,358,413       (381,200)
--------------------------------------------------------------------------------------------------------------------

[i] Under Canadian GAAP, research and development equipment is capitalized and amortized over its estimated useful life. Under U.S. GAAP, costs to acquire such equipment with no alternative use are charged to operations as incurred. Any proceeds from disposals of such equipment with no alternative use would be included in income at the time of sale. This adjustment also includes the reversal of amortization on such assets capitalized under Canadian GAAP.

17. RECONCILIATION OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND THE UNITED STATES [Cont'd]

[ii] Under Canadian GAAP, the unrealized gains or losses arising from the translation of foreign currency monetary assets or liabilities that have a fixed or ascertainable life extending beyond one year are deferred and amortized over the term of the related item. Under U.S. GAAP, unrealized gains or losses arising from the translation of the Corporation's foreign currency long-term debt would be included in the statement of operations as they arise.

[iii] Under Canadian GAAP, the issuance of stock options in exchange of consulting services rendered by Directors of the Corporation is recorded without effect on income. Under U.S. GAAP, FAS 123 "Accounting for Stock-Based Compensation", transactions in which an entity issues its equity instruments to directors for services outside their role as a director should be recorded based on the fair value of the consideration received or the fair value of the equity instrument issued. Accordingly, the Corporation calculated the fair value of the stock options at the date of grant using the Black-Scholes option pricing model with the following assumptions for 1999: risk-free interest rates of 6.75%; dividend yields of 0%; weighted-average volatility factors of the expected market price of the Corporation's common shares of 60% and a weighted average expected life of the options of 3 years.

[iv] Share issuance costs are recorded against deficit under Canadian GAAP. Such costs would be recorded against share capital under U.S. GAAP.

[v] Under Canadian GAAP, the cost of plant and equipment that is constructed or developed over time includes carrying costs directly attributable to the construction or developed activity such as interest costs when the enterprise's accounting policy is to capitalize interest costs. Under U.S. GAAP, FAS 34 "Capitalization of Interest Cost", the amount capitalized for qualifying assets is intended to be that portion of the interest cost incurred during the asset's acquisition periods that theoretically could have been avoided if expenditures for the assets had not been paid. Accordingly, interest incurred on loans and bank indebtedness during the construction period have been included in the construction-in-progress cost.


18.  SUBSEQUENT EVENTS

[a] On November 20, 2001, the Corporation signed a revolving credit facility agreement, which has a term of 3 years, for an amount of US$6,000,000 [approximately $9,500,000] with a new lender based on eligible accounts receivable and eligible inventory. The facility bears interest at the US prime rate plus 2.25% and is collateralized by accounts receivable, inventories, equipment and intangible assets located in the United States. The line of credit agreement with the previous lender [see note 7] was then terminated and the outstanding bank indebtedness repaid. As a result, a termination fee of US$190,000 was paid.

[b] On March 1, 2002, the Corporation entered into a settlement agreement with ZLB Bioplasma AG ["Bioplasma"] with regard to the discontinuance of license and supply agreements regarding Hemaseel HMN, the Corporation's proprietary fibrin sealant. Under the terms of termination, Bioplasma will pay the Corporation US$8.0 million [C$12.7 million] in three cash payments spread over a one year period and transfer to the Corporation specific equipment which could be used towards the manufacturing of Hemaseel HMN having an estimated replacement value of US$1.8 million [C$3.0 million].

          In addition, the two parties have also entered into a licensing agreement that provides for the transfer of all technology and know-how held by Bioplasma related to Hemaseel HMN to the Corporation. Bioplasma will also provide future cash payments of US$4.5 million [C$7.1 million], payable upon the Corporation reaching certain milestones towards the development and setting up of a manufacturing facility for Hemaseel HMN. In return, Bioplasma will receive a 3% royalty on all net revenues received by the Corporation on Hemaseel HMN fibrin sealant for a ten-year period starting upon commercialization.

19.  COMPARATIVE FIGURES


Certain of the 2000 and 1999 figures have been reclassified in order to conform with the presentation adopted in 2001.

ITEM 18. FINANCIAL STATEMENTS

Not applicable.  See Item 17 (Financial Statements).


ITEM 19. EXHIBITS

       1.1 Restated Articles of Incorporation of Haemacure, as amended to date (incorporated by reference to Exhibit 1.1 to Haemacure's 20-F Registration Statement filed with the Commission on August 10,
              2000).

       1.2 By-laws of Haemacure (incorporated by reference to Exhibit 1.2 to Haemacure's Annual Report on Form 20-F filed with the Commission on December 12. 2001).

       2.1 Shareholders Agreement, dated June 20, 1996, among the Societe en Commandite Fonds D'Investissement en Biotechnologie Biocapital, the Societe en Commandite Fonds D'Investissement en Biotechnologie Biocapital II, Multipede Holdings Inc., Fonds de Solidarite des Travailleurs du Quebec (F.T.Q.), Industries Devma Inc., Patti Menard and Marc Paquin (incorporated by reference to Exhibit 2.2 to Haemacure's 20-F Registration Statement filed with the Commission on August 10, 2000).

       2.2 Second Shareholders Agreement, dated July 31, 1998, among the Societe en Commandite Fonds D'Investissement en Biotechnologie Biocapital, the Societe en Commandite Fonds D'Investissement en Biotechnologie Biocapital II, Multipede Holdings Inc., Fonds de Solidarite des Travailleurs du Quebec (F.T.Q.), Industries Devma Inc., and ZLB Central Laboratory Blood Transfusion Service SRC, as amended to date (incorporated by reference to Exhibit 2.3 to Haemacure's 20-F Registration Statement filed with the Commission on August 10, 2000).

       2.3 Third Shareholders Agreement, dated as of June 15, 1999, among Investissements Biocapital, Multipede Holdings Inc., Fonds de Solidarite des Travailleurs du Quebec (F.S.T.Q.), Industries Devma Inc., and ZLB Central Laboratory Blood Transfusion Service SRC (incorporated by reference to Exhibit 2.4 to Haemacure's 20-F Registration Statement filed with the Commission on August 10,
              2000).

       4.1 Employment letter agreement, dated September 9, 1999 between Haemacure and Marc Paquin (incorporated by reference to Exhibit
              3.1 to Haemacure's 20-F Registration Statement filed with the Commission on August 10, 2000).

       4.2 Employment letter agreement, dated June 30, 1997 between Haemacure and David Karp (incorporated by reference to Exhibit 3.2 to Haemacure's 20-F Registration Statement filed with the Commission on August 10, 2000).

       4.3 Employment letter agreement, dated October 12, 1994, between Haemacure and Christian Hours (incorporated by reference to Exhibit 3.3 to Haemacure's 20-F Registration Statement filed with the Commission on August 10, 2000).

       4.4 Employment letter agreement, dated February 1, 1998 between Haemacure and Waldron Palmer (incorporated by reference to Exhibit
              3.4 to Haemacure's 20-F Registration Statement filed with the Commission on August 10, 2000).

       4.5 Employment letter agreement, dated June 30, 1997 between Haemacure and Elaine Whitmore (incorporated by reference to Exhibit 3.5 to Haemacure's 20-F Registration Statement filed with the Commission on August 10, 2000).

       4.6 Lease, dated December 6, 1994, between Haemacure and Slough Estates Canada Limited, as amended to date (incorporated by reference to Exhibit 3.6 to Haemacure's 20-F Registration Statement filed with the Commission on August 10, 2000).

       4.7 Sublease, dated as of August 7, 1998, between Haemacure and Cryocath Technologies Inc, as amended to date (incorporated by reference to Exhibit 3.7 to Haemacure's 20-F Registration Statement filed with the Commission on August 10, 2000).

       4.8 Sublease, dated March 22, 1999, between Haemacure and AT&T Canada Enterprises Company (incorporated by reference to Exhibit 3.8 to Haemacure's 20-F Registration Statement filed with the Commission on August 10, 2000).

       4.9 License Agreement, dated as of April 21, 1997, between Haemacure and Immuno International AG (incorporated by reference to Exhibit
              3.9 to Haemacure's 20-F Registration Statement filed with the Commission on August 10, 2000).

       4.10 Manufacturing Agreement, dated as of April 21, 1997, between Haemacure and Immuno International AG (incorporated by reference to Exhibit 3.10 to Haemacure's 20-F Registration Statement filed with the Commission on August 10, 2000).

       4.11 Settlement Agreement No. 2 dated December 11, 2002, between Baxter (as successor to Immuno International AG) and Haemacure Corporation.

       4.12 License and Technology Transfer Agreement, dated as of March 1, 2002, between Haemacure and ZLB Bioplasma.

       4.13 Settlement, Termination and Release Agreement, dated as of March 1, 2002, between Haemacure and ZLB Bioplasma.

       4.14 Manufacturing Agreement, dated as of March 2000, between Haemacure and Bio Products Laboratory (incorporated by reference to Exhibit
              3.13 to Haemacure's 20-F Registration Statement filed with the Commission on August 10, 2000).

       4.15 Supply and Development Agreement, date March 16, 1999, between Haemacure and micromedics, inc. (incorporated by reference to Exhibit 3.14 to Haemacure's Amendment No. 1 to 20-F Registration Statement filed with the Commission on April 2, 2001).

       4.16 Amendment to License Agreement, dated July 8, 1997, between Haemacure and Immuno International AG (incorporated by reference to Exhibit 3.15 to Haemacure's Amendment No. 1 to 20-F Registration Statement filed with the Commission on April 2,
              2001).

       4.17 Letter of Understanding, dated August 10, 1999, among Haemacure, Immuno International AG, and the FTC's trustee (incorporated by reference to Exhibit 3.14 to Haemacure's Amendment No. 1 to 20-F Registration Statement filed with the Commission on April 2,
              2001).

       4.18 Haemacure Corporation 1996 Stock Option Plan, as amended (incorporated by reference to Exhibit 4.17 to Haemacure's Annual Report on Form 20-F filed with the Commission on December 12,
              2001).

       4.19 Loan and Security Agreement, dated November 20, 2001, between HAE-US and UPS Capital Corporation (incorporated by reference to
              Exhibit 4.18 to Haemacure's Annual Report on Form 20-F filed with the Commission on December 12, 2001).

       4.20 Shareholder Protection Rights Plan Agreement dated January 24, 2001, between Haemacure and Trust General du Canada (incorporated by reference to Exhibit 4.1 to Haemacure's Form 8-A Registration Statement filed with the Commission on September 6, 2001).

       4.21 Agreement dated February 15, 2001, between Haemacure and Pharmacia Corporation (incorporated by reference to Exhibit 4.20 to Haemacure's Annual Report on Form 20-F filed with the Commission on December 12, 2001 - portions of this exhibit were omitted and filed separately with the Commission pursuant to an application for confidential treatment filed with the Commission pursuant to Rule 24b-2 under the Securities Exchange Act of 1934).

       4.22 Settlement Agreement, September 20, 2001, between Haemacure and Immuno International AG (incorporated by reference to Exhibit 4.21 to Haemacure's Annual Report on Form 20-F filed with the Commission on December 12, 2001 - portions of this exhibit were omitted and filed separately with the Commission pursuant to an application for confidential treatment filed with the Commission pursuant to Rule 24b-2 under the Securities Exchange Act of 1934).

       8.1 List of Subsidiaries (incorporated by reference to Exhibit 8.1 to Haemacure's Annual Report on Form 20-F filed with the Commission on December 12, 2001).

       99.1 Certification of Marc Paquin, President and Chief Executive Officer of Haemacure Corporation, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

       99.2 Certification of James Roberts, Chief Financial Officer of Haemacure Corporation, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

                                   SIGNATURES

     The registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

                                  HAEMACURE CORPORATION



February 20, 2003                 /s/ Marc Paquin
                                  ----------------------------------
                                  Marc Paquin
                                  President and Chief Executive Officer

                                  Exhibit Index
                                  -------------

1.1 Restated Articles of Incorporation of Haemacure, as amended to date (incorporated by reference to Exhibit 1.1 to Haemacure's 20-F Registration Statement filed with the Commission on August 10, 2000).

1.2 By-laws of Haemacure (incorporated by reference to Exhibit 1.2 to Haemacure's Annual Report on Form 20-F filed with the Commission on December 12. 2001).

2.1 Shareholders Agreement, dated June 20, 1996, among the Societe en Commandite Fonds D'Investissement en Biotechnologie Biocapital, the Societe en Commandite Fonds D'Investissement en Biotechnologie Biocapital II, Multipede Holdings Inc., Fonds de Solidarite des Travailleurs du Quebec (F.T.Q.), Industries Devma Inc., Patti Menard and Marc Paquin (incorporated by reference to Exhibit 2.2 to Haemacure's 20-F Registration Statement filed with the Commission on August 10, 2000).

2.2 Second Shareholders Agreement, dated July 31, 1998, among the Societe en Commandite Fonds D'Investissement en Biotechnologie Biocapital, the Societe en Commandite Fonds D'Investissement en Biotechnologie Biocapital II, Multipede Holdings Inc., Fonds de Solidarite des Travailleurs du Quebec (F.T.Q.), Industries Devma Inc., and ZLB Central Laboratory Blood Transfusion Service SRC, as amended to date (incorporated by reference to Exhibit 2.3 to Haemacure's 20-F Registration Statement filed with the Commission on August 10, 2000).

2.3 Third Shareholders Agreement, dated as of June 15, 1999, among Investissements Biocapital, Multipede Holdings Inc., Fonds de Solidarite des Travailleurs du Quebec (F.S.T.Q.), Industries Devma Inc., and ZLB Central Laboratory Blood Transfusion Service SRC (incorporated by reference to Exhibit 2.4 to Haemacure's 20-F Registration Statement filed with the Commission on August 10, 2000).

4.1 Employment letter agreement, dated September 9, 1999 between Haemacure and Marc Paquin (incorporated by reference to Exhibit 3.1 to Haemacure's 20-F Registration Statement filed with the Commission on August 10,
       2000).

4.2 Employment letter agreement, dated June 30, 1997 between Haemacure and David Karp (incorporated by reference to Exhibit 3.2 to Haemacure's 20-F Registration Statement filed with the Commission on August 10, 2000).

4.3 Employment letter agreement, dated October 12, 1994, between Haemacure and Christian Hours (incorporated by reference to Exhibit 3.3 to Haemacure's 20-F Registration Statement filed with the Commission on August 10, 2000).

4.4 Employment letter agreement, dated February 1, 1998 between Haemacure and Waldron Palmer (incorporated by reference to Exhibit 3.4 to Haemacure's 20-F Registration Statement filed with the Commission on August 10,
       2000).

4.5 Employment letter agreement, dated June 30, 1997 between Haemacure and Elaine Whitmore (incorporated by reference to Exhibit 3.5 to Haemacure's 20-F Registration Statement filed with the Commission on August 10,
       2000).

4.6 Lease, dated December 6, 1994, between Haemacure and Slough Estates Canada Limited, as amended to date (incorporated by reference to Exhibit
       3.6 to Haemacure's 20-F Registration Statement filed with the Commission on August 10, 2000).

4.7 Sublease, dated as of August 7, 1998, between Haemacure and Cryocath Technologies Inc, as amended to date (incorporated by reference to Exhibit 3.7 to Haemacure's 20-F Registration Statement filed with the Commission on August 10, 2000).

4.8 Sublease, dated March 22, 1999, between Haemacure and AT&T Canada Enterprises Company (incorporated by reference to Exhibit 3.8 to Haemacure's 20-F Registration Statement filed with the Commission on August 10, 2000).

4.9 License Agreement, dated as of April 21, 1997, between Haemacure and Immuno International AG (incorporated by reference to Exhibit 3.9 to Haemacure's 20-F Registration Statement filed with the Commission on August 10, 2000).

4.10 Manufacturing Agreement, dated as of April 21, 1997, between Haemacure and Immuno International AG (incorporated by reference to Exhibit 3.10 to Haemacure's 20-F Registration Statement filed with the Commission on August 10, 2000).

4.11 Settlement Agreement No. 2 dated December 11, 2002, between Baxter (as successor to Immuno International AG) and Haemacure Corporation.

4.12 License and Technology Transfer Agreement, dated as of March 1, 2002, between Haemacure and ZLB Bioplasma.

4.13 Supply Agreement, dated as of March 1, 2002, between Haemacure and ZLB Bioplasma.

4.14 Manufacturing Agreement, dated as of March 2000, between Haemacure and Bio Products Laboratory (incorporated by reference to Exhibit 3.13 to Haemacure's 20-F Registration Statement filed with the Commission on August 10, 2000).

4.15 Supply and Development Agreement, date March 16, 1999, between Haemacure and micromedics, inc. (incorporated by reference to Exhibit 3.14 to Haemacure's Amendment No. 1 to 20-F Registration Statement filed with the Commission on April 2, 2001).

4.16 Amendment to License Agreement, dated July 8, 1997, between Haemacure and Immuno International AG (incorporated by reference to Exhibit 3.15 to Haemacure's Amendment No. 1 to 20-F Registration Statement filed with the Commission on April 2, 2001).

4.17 Letter of Understanding, dated August 10, 1999, among Haemacure, Immuno International AG, and the FTC's trustee (incorporated by reference to Exhibit 3.14 to Haemacure's Amendment No. 1 to 20-F Registration Statement filed with the Commission on April 2, 2001).

4.18 Haemacure Corporation 1996 Stock Option Plan, as amended (incorporated by reference to Exhibit 4.17 to Haemacure's Annual Report on Form 20-F filed with the Commission on December 12, 2001).

4.19 Loan and Security Agreement, dated November 20, 2001, between HAE-US and UPS Capital Corporation (incorporated by reference to Exhibit 4.18 to Haemacure's Annual Report on Form 20-F filed with the Commission on December 12, 2001).

4.20 Shareholder Protection Rights Plan Agreement dated January 24, 2001, between Haemacure and Trust General du Canada (incorporated by reference to Exhibit 4.1 to Haemacure's Form 8-A Registration Statement filed with the Commission on September 6, 2001).

4.21 Agreement dated February 15, 2001, between Haemacure and Pharmacia Corporation (incorporated by reference to Exhibit 4.20 to Haemacure's Annual Report on Form 20-F filed with the Commission on December 12, 2001
       - portions of this exhibit were omitted and filed separately with the Commission pursuant to an application for confidential treatment filed with the Commission pursuant to Rule 24b-2 under the Securities Exchange Act of 1934).

4.22 Settlement Agreement, September 20, 2001, between Haemacure and Immuno International AG (incorporated by reference to Exhibit 4.21 to Haemacure's Annual Report on Form 20-F filed with the Commission on December 12, 2001 - portions of this exhibit were omitted and filed separately with the Commission pursuant to an application for confidential treatment filed with the

       Commission pursuant to Rule 24b-2 under the Securities Exchange Act of
       1934).

8.1 List of Subsidiaries (incorporated by reference to Exhibit 8.1 to Haemacure's Annual Report on Form 20-F filed with the Commission on December 12, 2001).

99.1 Certification of Marc Paquin, President and Chief Executive Officer of Haemacure Corporation, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.2   Certification of James Roberts, Chief Financial Officer of
       Haemacure Corporation, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

                                 CERTIFICATIONS

I, Marc Paquin, Chief Executive Officer of Haemacure Corporation, certify that:

1. I have reviewed this annual report on Form 20-F of Haemacure Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: February 20, 2003


/s/ Marc Paquin
----------------------------------
Marc Paquin
Chief Executive Officer

I, James Roberts, Principal Financial Officer of Haemacure Corporation certify that:

1. I have reviewed this annual report on Form 20-F of Haemacure Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: February 20, 2003


/s/ James Roberts
----------------------------------
James Roberts
Principal Financial Officer